Filed Pursuant to Rule 424B4
Registration Nos. 333-117233 and
333-119178

8,000,000 Shares

P. H. Glatfelter Company

Common Stock

         The shares of common stock are being sold by the selling shareholders. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

      Our common stock is listed on the New York Stock Exchange under the symbol “GLT.” The last reported sale price on September 21, 2004 was $11.94 per share.

      The underwriters have an option to purchase a maximum of 1,200,000 additional shares within 30 days following the date of this prospectus to cover over-allotments of shares.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

Underwriting
		Discounts and	Proceeds to Selling
	Price to Public	Commissions	Shareholders

Per Share	$ 11.000	$ 0.605	$ 10.395
Total	$ 88,000,000	$ 4,840,000	$ 83,160,000

      Delivery of the shares of common stock will be made on or about September 27, 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Merrill Lynch & Co.

This date of this prospectus is September 21, 2004

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

      This summary highlights basic information contained in this prospectus. The summary may not contain all of the information that is important to you, and it is qualified in its entirety by the more detailed information and historical consolidated financial statements, including the notes to those financial statements, that are part of our reports filed with the SEC and included or incorporated by reference in this prospectus. You should carefully consider the information contained in and incorporated by reference in the entire prospectus, including the information set forth under the heading “Risk Factors” in this prospectus. In this prospectus, the terms “we,” “us,” “our,” “the Company” and “Glatfelter” refer to P. H. Glatfelter Company and its subsidiaries unless the context indicates otherwise.

Our Business

      Glatfelter began operations in 1864 and today we believe we are one of the world’s leading manufacturers of specialty papers and engineered products. Headquartered in York, Pennsylvania, we own and operate paper mills located in Spring Grove, Pennsylvania, Neenah, Wisconsin, Gernsbach, Germany and Scaër, France, as well as an abaca pulp mill in the Philippines. We serve customers in numerous markets, including book publishing, envelope converting, food and beverage, pressure-sensitive, digital imaging, composite laminates, and other highly technical niche markets. Many of the markets in which we operate are characterized by higher-value-added products and, in some cases, by higher growth prospects and lower cyclicality than commodity paper markets. Examples of some of our key product offerings include papers for:

•	Tea bags and coffee filters;

•	Trade book publishing;

•	Specialized envelopes;

•	Playing cards;

•	Pressure-sensitive postage stamps;

•	Metallized labels for beer bottles; and

•	Digital imaging applications.

      We market our products worldwide through wholesale paper merchants, brokers and agents, and directly to our customers. In 2003, our revenue was $543.2 million.

Our Business Units

      We operate three primary business units: Engineered Products; Long Fiber & Overlay Papers; and Printing & Converting Papers.

Engineered Products

      Engineered Products focuses on highly technical engineered paper products designed for multiple end uses, such as papers for pressure-sensitive postage stamps, disposable medical garments, playing cards and digital imaging applications. Many of the products in this segment are utilized in demanding, specialized customer and end-user applications and, therefore, command higher per ton values and generally exhibit greater pricing stability relative to commodity grade paper products. In 2003, our net sales of Engineered Products were $108.5 million.

Long Fiber & Overlay Papers

      Long Fiber & Overlay Papers focuses on higher-value-added products, such as paper for tea bags and coffee filters, decorative laminates used for furniture and flooring, and metallized products used in the labeling of beer bottles. Long fiber papers, which is the generic term we use to describe products made from abaca pulp (primarily tea bag and coffee filter papers), account for the majority of this business unit’s sales. Our focus on long fiber papers has made us one of the world’s largest suppliers of tea bag papers. The balance of this unit’s sales represents overlay and technical specialty products, which include flooring and furniture overlay papers, metallized products, adhesive tapes, vacuum bags, holographic labels and gift wrap. In 2003, our net sales of Long Fiber & Overlay Papers were $165.4 million.

Printing & Converting Papers

      Printing & Converting Papers focuses on papers for the production of high-quality hardbound books and other book publishing needs. Total book publishing papers account for the majority of this business unit’s sales, and we believe we are the leading supplier of papers for this market in the United States. This business unit also produces other papers, including paper that is converted into specialized envelopes in a wide array of colors, finishes and capabilities. These markets are generally more mature and, therefore, have modest growth characteristics. In 2003, our net sales of Printing & Converting Papers were $249.5 million.

Our Competitive Strengths

      Since commencing operations 140 years ago, we believe that Glatfelter has developed into one of the world’s leading manufacturers of specialty papers and engineered products. We believe that the following competitive strengths have contributed to our success:

•	Leading market positions in higher-value, niche segments. We have focused our resources to achieve market-leading positions in certain higher-value, niche segments. Our products include various highly specialized paper products designed for technically demanding end uses. Consequently, many of our products achieve premium pricing that is significantly above that of commodity paper grades. In 2003, approximately 70% of our sales were derived from these higher-value, niche products. The specialized nature of these products generally provides greater pricing stability relative to commodity paper products.

•	Customer-centric business focus. We offer a unique and diverse product line that can be customized to serve the individual needs of our customers. Our size allows us to develop close relationships with our key customers and to be adaptable in our product development, manufacturing, sales and marketing practices. We believe that this approach has led to the development of excellent customer relationships, defensible market positions and increased pricing stability relative to commodity paper products.

•	Significant investment in product development. In order to keep up with our customers’ ever-changing needs, we continually enhance our product offerings through significant investment in product development. In each of the past three years, we invested approximately $5.1 million on product development. Revenue generated from products developed, enhanced or improved within the five previous years as a result of these activities represented approximately 25%, 37% and 47% of our sales during 2001, 2002 and 2003, respectively.

•	Geographic diversity. In 1998, we expanded our global reach with the acquisition of Schoeller & Hoesch GmbH & Co. KG. Schoeller & Hoesch operates paper mills in Gernsbach, Germany and Scaër, France, as well as an abaca pulp mill in the Philippines. The Schoeller & Hoesch product lines serve multiple end markets, including tea bags, coffee filters, laminate furniture and flooring, labels and packaging, and adhesive tapes. During 2003, we sold our products to customers in approximately 80 countries throughout the world.

•	Integrated production. As a partially integrated producer, we are less subject to changes in the costs of certain raw materials and energy than non-integrated producers. Our Spring Grove mill is a vertically integrated operation producing in excess of 85% of the annual pulp required for its paper production. The principal raw material used to produce this pulp is pulpwood. We obtain approximately 25% of our pulpwood requirements from Company-owned timberlands, which helps stabilize our fiber costs in a highly fragmented market. Our Spring Grove facility also generates 100% of the steam and electricity required for its operations. In addition, our Philippine mill processes abaca fiber to produce abaca pulp, which is a key raw material used by our Long Fiber & Overlay business unit in Gernsbach and Scaër.

Our Business Strategy

      Our vision is to become the global supplier of choice in specialty papers and engineered products. We are continuously developing and refining strategies to strengthen our business and position it for the future. Execution of these strategies is intended to capitalize on our strengths in customer relationships, technology and people, as well as our leadership positions in certain markets. To be successful in the current market environment, our strategy is focused on aggressively reducing costs and continually repositioning our product portfolio to increase our focus on higher-value, niche products. Implementation of our strategy may include the pursuit of acquisitions or other strategic opportunities. Certain key elements of our strategy are outlined below:

•	Reposition our product portfolio. By leveraging our leadership positions in several specialty niche markets, we plan to accelerate growth, improve margins and generate better financial returns through the optimization of our product portfolio. In 2003, approximately 70% of our total sales were derived from what we consider to be higher-value, niche products. Over time, we plan to increase our concentration on such products by driving growth in our sales of trade book papers, uncoated specialty products, long fiber and overlay products, and other specialty products. We believe that this strategy will realign our business more closely with our customers’ needs and further reduce our exposure to the higher level of cyclicality experienced in commodity paper grades.

•	Employ commodity cost approach to specialty product manufacturing. While we are focused on higher-value, niche products, we seek to employ a commodity-like, low-cost approach to our manufacturing activities. In September 2003, we initiated a restructuring of our Neenah facility, and during the second quarter of 2004, we began to implement our North American Restructuring Program. Together, these actions comprise a series of initiatives designed to improve our cost position and overall financial performance. We believe that these steps will significantly improve our profitability and cash flow, which will allow us to deploy additional capital to specialty products with higher growth potential and returns.

•	Maintain our strong balance sheet and preserve financial flexibility for future growth initiatives. We are focused on prudent financial management and the maintenance of a conservative capital structure. Furthermore, we are committed to maintaining an investment grade credit rating and our flexibility to pursue strategic opportunities that will benefit our shareholders. We demonstrated this commitment in 2003, during which we maintained a stable debt level despite significant investments in capital equipment.

•	Execute Long Fiber & Overlay Papers growth plan. A core component of our long-term strategy is to drive growth in our Long Fiber & Overlay Papers business unit. Currently, we are one of the leading producers of tea bag papers in the world, and we believe that this market has promising growth characteristics as certain markets move toward tea bags versus loose tea leaves. We believe that we are well positioned to capitalize on this growth by leveraging our strong customer relationships and market-leading position in this segment. In addition, our rebuilt paper machine in Gernsbach will allow us to penetrate certain technical specialty markets, including the wall covering, textile/apparel and industrial markets.

Background to the Offering

      Since Glatfelter was founded in 1864 by Philip H. Glatfelter, his descendants have retained a significant ownership interest in the Company. Throughout this prospectus, we refer to the descendants of Philip H. Glatfelter as the Glatfelter Family. Members of the Glatfelter Family have also played a key role in the management of our company, including our current Chairman and Chief Executive Officer,

George H. Glatfelter II, a direct descendant of our founder. Today, there are over 100 members of the Glatfelter Family, none of whom are involved in the day-to-day management of our business, other than George H. Glatfelter II. For a more detailed discussion of the relationships between certain members of the Glatfelter Family and the Company, please see “Certain Relationships and Related Transactions” included elsewhere in this prospectus.

      We estimate that, as of August 31, 2004, approximately 35% of our outstanding common stock was held by or for the benefit of the Glatfelter Family. The selling shareholders in this offering are trusts created by or for the benefit of members of the Glatfelter Family as well as a member of the Glatfelter Family. Following consummation of this offering, we estimate that the Glatfelter Family, including those not participating in this offering, will beneficially own approximately 17% of our outstanding common stock (or approximately 14%, if the underwriters exercise their over-allotment option in full).

      We have agreed to undertake this offering following a request received from representatives of the Glatfelter Family. We have been informed by the selling shareholders that the decision to offer stock in this offering has been motivated by the desire to diversify their investments in a manner consistent with prudent investment principles.

      The Glatfelter Family does not possess registration rights with regard to our common stock and substantially all of our common stock that the Glatfelter Family will own following this offering will be unregistered. In connection with this offering, the holders of substantially all of the shares of our common stock held by or for the benefit of the Glatfelter Family have agreed, subject to certain exceptions, not to offer or sell shares of our common stock for a period of 180 days after the date of this prospectus. These members of the Glatfelter Family have also agreed not to seek registration rights from us with respect to their remaining shares for a period of 365 days after the date of this prospectus. See “Underwriting” included elsewhere in this prospectus for more information on these agreements.

Risks Relating to Our Business

      You should carefully consider the matters discussed in the “Risk Factors” section beginning on page 8 of this prospectus prior to deciding whether to invest in shares of our common stock. Some of the risks include:

•	Our business and financial performance may be adversely affected by downturns in the target markets that we serve;

•	Our industry is highly competitive and many of our competitors have greater financial resources than we do. Increased competition could adversely affect our financial performance;

•	Increases in the cost of raw materials and energy used to manufacture our products will increase our production costs and may adversely affect our financial performance; and

•	We are subject to substantial costs and potential liability related to environmental regulations and environmental remediation activities. We may face increasing compliance and remediation costs which could adversely affect our financial performance.

Company Information

      We are incorporated under the laws of the Commonwealth of Pennsylvania. Our executive offices are located at 96 South George Street, Suite 500, York, Pennsylvania 17401. Our telephone number is (717) 225-4711. Our Web site address is www.glatfelter.com. The information on our Web site is not part of this prospectus.

The Offering

Common stock offered by the selling shareholders	8,000,000 shares (or 9,200,000 shares if the underwriters exercise the over-allotment option in full)

Common stock outstanding before and after this offering	43,882,744 shares

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling shareholders.

New York Stock Exchange symbol	GLT

      All of the shares offered by this prospectus are being offered by the selling shareholders.

      The number of shares of common stock outstanding is based on the number of shares outstanding as of August 31, 2004 and excludes:

•	2,188,262 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price per share of $14.60;

•	279,620 shares of common stock reserved for issuance upon the vesting of restricted stock awards and restricted stock units; and

•	1,159,990 shares of common stock reserved for future awards under our 1992 Key Employee Long-Term Incentive Plan.

      As of August 31, 2004 the selling shareholders held approximately 32% of our outstanding common stock. After giving effect to this offering, the selling shareholders will own approximately 13% of our outstanding common stock (or approximately 11% if the underwriters’ over-allotment option is exercised in full).

      Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise the over-allotment option granted to them by the selling shareholders.

Summary Consolidated Financial Information

      The following summary consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial information for the years ended December 31, 2001, 2002, and 2003, and as of December 31, 2002 and 2003 is derived from our audited consolidated financial statements included elsewhere in this prospectus. In July 2003, we completed the sale of our Wisches, France subsidiary and, in accordance with accounting principles generally accepted in the United States of America, the consolidated financial information for all periods presented in this “Summary Consolidated Financial Information” has been adjusted to reflect this subsidiary as a discontinued operation. As a result of such adjustment, the summary consolidated financial information for the years ended December 31, 1999 and 2000 and as of December 31, 1999, 2000 and 2001 is unaudited. The summary consolidated financial information for the six months ended June 30, 2003 and 2004 is unaudited. The historical results are not necessarily indicative of our future results of operations or financial performance.

						Six Months Ended
	Year Ended December 31,					June 30,
Dollars in thousands, except
per share amounts	1999	2000	2001	2002	2003	2003	2004

Income Statement Data:
Total revenues	$711,553	$731,188	$642,263	$550,161	$543,233	$276,958	$266,414
Cost of products sold	578,639	589,149	501,142	423,880	463,687	228,382	229,873

Gross profit	132,914	142,039	141,121	126,281	79,546	48,576	36,541
Selling, general and administrative expenses	55,932	59,905	60,225	53,699	59,146	29,771	30,513
Restructuring charges and unusual items, net	—	3,336	60,908	2,241	18,484	—	867
Gains on disposition of plant, equipment and timberlands, net	(4,076)	467	(2,015)	(1,304)	(32,334)	(31,401)	(33,430)
Gains from insurance recoveries	—	—	—	—	—	—	(25,500)

Operating income	81,058	78,331	22,003	71,645	34,250	50,206	64,091
Other nonoperating income (expense)
Interest, net	(16,283)	(12,461)	(12,039)	(13,532)	(12,449)	(7,054)	(6,695)
Other — net	(11)	1,759	1,558	1,016	(1,385)	(356)	838

Total other income (expense)	(16,294)	(10,702)	(10,481)	(12,516)	(13,834)	(7,410)	(5,857)

Income from continuing operations before income taxes	64,764	67,629	11,522	59,129	20,416	42,796	58,234
Income tax provision	23,591	24,262	4,693	21,492	7,430	15,425	23,604

Income from continuing operations	$ 41,173	$ 43,367	$ 6,829	$ 37,637	$ 12,986	$ 27,371	$ 34,630

Diluted earnings per share from continuing operations	$ 0.98	$ 1.04	$ 0.16	$ 0.86	$ 0.30	$ 0.63	$ 0.79
Cash dividends declared per common share	0.70	0.70	0.70	0.70	0.53	0.35	0.18

						Six Months Ended
	Year Ended December 31,					June 30,

Dollars in thousands	1999	2000	2001	2002	2003	2003	2004

Cash Flow Data:
Cash provided (used) by continuing operations
Operating activities	$81,054	$103,067	$64,437	$77,706	$46,996	$31,953	$16,830
Investing activities	(29,105)	(29,054)	(30,536)	(49,610)	(62,367)	(44,468)	22,987
Financing activities	(26,264)	(36,789)	(48,710)	(84,605)	(2,462)	6,639	(43,968)
Depreciation, depletion and amortization	47,578	45,931	44,815	45,003	56,029	25,153	26,380
Capital expenditures	24,044	29,197	47,805	51,108	66,758	45,548	11,121

	As of December 31,					As of
						June 30,
Dollars in thousands	1999	2000	2001	2002	2003	2004

Balance Sheet Data:
Cash and cash equivalents	$75,879	$110,413	$95,407	$32,219	$15,566	$11,097
Working capital(1)	137,202	169,177	32,213	88,140	59,232	58,777
Total assets	1,003,780	1,023,325	966,604	953,202	1,027,019	1,024,125
Total debt	329,770	306,822	277,755	220,532	254,275	216,822
Shareholders’ equity	358,124	372,703	353,469	373,833	371,431	395,978

(1)	Working capital is defined as current assets less current liabilities.

RISK FACTORS

      An investment in our common stock involves risks. You should carefully consider, in addition to the other information contained or incorporated by reference in this prospectus, the following risk factors before deciding to purchase any shares of our common stock. If any of the following risks occur, our business, prospects, reputation, results of operations or financial condition could be harmed. In that case, the trading price of our common stock could decline, and you could lose some or all of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties (see “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus). Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below and elsewhere in this prospectus.

Risks Related to Our Business

Our business and financial performance may be adversely affected by downturns in the target markets that we serve.

      Demand for our products in the markets we serve is primarily driven by consumption of the products we produce, which is often affected by general economic conditions. In recent years, the global paper industry in which we compete has been adversely impacted by paper producing capacity exceeding the demand for products. Our Printing & Converting Papers business unit, in particular, has been negatively affected by such over capacity. Downturns in our target markets could result in decreased demand for our products. In particular, our business may be adversely affected during periods of economic weakness by the general softness in these target markets. Our results could be adversely affected if economic conditions weaken or fail to improve. Also, there may be periods during which demand for our products is insufficient to enable us to operate our production facilities in an economical manner. These conditions are beyond our ability to control and have had, and may continue to have, a significant impact on our sales and results of operations.

      In addition to fluctuations in demand for our products in the markets we serve, the markets for our paper products are also significantly affected by changes in industry capacity and output levels. There have been periods of supply/ demand imbalance in the pulp and paper industry which have caused pulp and paper prices to be volatile. The timing and magnitude of price increases or decreases in the pulp and paper market have generally varied by region and by product type. A sustained period of weak demand or excess supply would likely adversely affect pulp and paper prices. This could have a material adverse affect on our operating and financial results.

Our industry is highly competitive and increased competition could reduce our sales and profitability.

      We offer our products throughout the United States and globally in approximately 80 countries. We compete on the basis of the quality of our products, customer service, product development activities, price and distribution. Our competition in the markets in which we participate comes from companies of various sizes, some of which have greater financial and other resources than we do. In our Engineered Products and Long Fiber & Overlay Papers business units, we compete with specialty divisions of large companies such as Ahlstrom, International Paper, MeadWestvaco, Sappi and Stora Enso, as well as other companies such as J R Crompton. In our Printing & Converting Papers business unit, we compete with companies such as Domtar and Weyerhaeuser, with respect to book publishing papers. In the envelope sector, we compete with companies such as Blue Ridge, International Paper and Weyerhaeuser. Increased competition could force us to lower our prices or to offer additional services at a higher cost to us, which could reduce our gross margins and net income. The greater financial resources of certain of our competitors may enable them to commit larger amounts of capital in response to changing market conditions. Certain competitors may also have the ability to develop product or service innovations that could put us at a disadvantage.

      Some of the factors that may adversely affect our ability to compete in the markets in which we participate include:

•	the entry of new competitors into the markets we serve, including foreign producers;

•	the willingness of commodity-based paper producers to enter our specialty markets when they are unable to compete or when demand softens in their traditional markets;

•	the aggressiveness of our competitors’ pricing strategies, which could force us to decrease prices in order to maintain market share;

•	our failure to anticipate and respond to changing customer preferences;

•	our inability to develop new, improved or enhanced products; and

•	our inability to maintain the cost efficiency of our facilities.

      If we cannot effectively compete in the markets in which we operate, our sales and operating results are likely to be adversely affected.

The cost of raw materials and energy used to manufacture our products could increase.

      We require access to sufficient and reasonably priced quantities of pulpwood, wood and other pulps, pulp substitutes, abaca fiber and certain other raw materials. Although our manufacturing facility in Spring Grove is a vertically integrated operation that uses wood acquired from our own timberlands and others to make pulp, our Neenah facility purchases wood and other pulps for use in the manufacture of its products. In addition, our Philippines facility purchases abaca fiber to make pulp, which we use to manufacture our long fiber products in Gernsbach, Germany and Scaër, France. We may not be able to pass increased raw materials prices on to our customers if the market or existing agreements with our customers do not allow us to raise the prices of our finished products. Moreover, if we elect to pass-through increased raw materials costs, the resulting increase in the selling prices for the products we produce could reduce the volume of units we sell and decrease our revenues. If price adjustments significantly trail the increase in raw materials prices or if we cannot effectively hedge against price increases, our operating results will be adversely effected.

      With the exception of our Neenah facility, our production facilities generate all of the steam required for their operations. The Neenah facility purchases steam under a long-term agreement with a third party supplier. The cost of the purchased steam is based on the market price of natural gas, and we are required to purchase an annual minimum amount. We have experienced significant volatility and increases in natural gas prices. If prices continue to increase, or if we are unsuccessful in any actions to mitigate such price increases, our operating results could be adversely impacted.

We are subject to substantial costs and potential liability for environmental matters.

      We are subject to various environmental laws and regulations that govern our operations, including discharges into the environment, and the handling and disposal of hazardous substances and wastes. We are also subject to laws and regulations that impose liability and clean-up responsibility for releases of hazardous substances into the environment.

      To comply with environmental laws and regulations, we have incurred, and will continue to incur, substantial capital and operating expenditures. We anticipate that environmental regulation of our operations will continue to become more burdensome and that capital and operating expenditures necessary to comply with environmental regulations will continue, and perhaps increase, in the future. Because environmental regulations are not consistent worldwide, our ability to compete in the world marketplace may be adversely affected by capital and operating expenditures required for environmental compliance.

      In addition, we may incur obligations to remove or mitigate any adverse effects on the environment, such as air and water quality, resulting from mills we operate or have operated. Potential obligations include compensation for the restoration of natural resources, personal injury and property damages. In connection with the sale of our Ecusta Division in 2001, we are incurring landfill closure costs and may incur additional environmental-related costs. We are also liable for the costs of clean-up related to the presence of polychlorinated biphenyls, or PCBs, in the lower Fox River on which our Neenah, Wisconsin mill is located. We have financial reserves for environmental matters but we cannot be certain that those reserves will be adequate to provide for future obligations related to these matters, that our share of costs and/or damages for these matters will not exceed our available resources, or that such obligations will not have a long-term, material adverse effect on our consolidated financial position, liquidity or results of operations.

      Our environmental issues are complicated and should be reviewed in context; please see a more detailed discussion of these matters in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Environmental Matters” and “Business — Environmental Matters” included elsewhere in this prospectus.

We have operations in a politically and economically unstable location.

      We own and operate a pulp mill in the Philippines where the operating environment is unstable and subject to political unrest. Our Philippine pulp mill produces abaca pulp, a significant raw material used by our Gernsbach, Germany and Scaër, France facilities in the production of our long fiber-based products. Our Philippine pulp mill is currently our sole provider of abaca pulp. There are limited suitable alternative sources of readily available abaca pulp in the world. In the event of a disruption in supply from our Philippine mill, there is no guarantee that we could obtain adequate amounts of abaca pulp from alternative sources at a reasonable price or at all. As a consequence, any civil disturbance, unrest, political instability or other event that causes a disruption in supply could limit the availability of abaca pulp and would increase our cost of obtaining abaca pulp. Such occurrences could adversely impact our sales volumes, revenues and operating results.

We may not effectively implement our North American Restructuring Program.

      The North American Restructuring Program, which we began to implement in the second quarter of 2004, is designed to improve operating results by enhancing product and service offerings in Printing & Converting Papers’ book publishing markets, reducing our workforce in Spring Grove, Pennsylvania by approximately 20%, and implementing revised sourcing strategies, end-to-end planning and scheduling processes.

      The realization of financial benefits from these efforts is dependent on many factors, including, but not limited to, customer acceptance of streamlined product and service offerings, the ability to effectively revise and enhance our production planning and effective supply chain management. It is also possible that disruptions to our operations may occur during the implementation phase of the program. In addition, our anticipated cost savings are based upon certain estimates that may prove to be inaccurate. For example, if sales are lower than our expectations, our cost saving programs may not achieve the benefits we expect. In this case, we may be forced to take additional cost saving steps that could result in unforeseen charges and materially affect our ability to compete or implement our North American Restructuring Program. In the event that we do not effectively implement our North American Restructuring Program, we may not achieve the financial benefits we anticipate from such program and production costs could increase and production quality could be adversely affected.

We may be unable to maintain our relationships with organized labor unions.

      Approximately 68% of our global workforce is represented by various labor unions. While we believe we enjoy satisfactory relationships with all of the labor organizations that represent our employees, we cannot guarantee that labor-related disputes will not arise. Labor disputes could result in disruptions in production and could also cause increases in production costs, which could harm our relationships with our customers and adversely affect our business and financial results. In addition, any labor disputes could adversely impact our ability to successfully implement the North American Restructuring Program.

We may be unable to achieve the expected financial benefits from the Neenah restructuring.

      In September 2003, we announced a restructuring program designed to improve financial performance at Neenah which included the shutdown of the deinking pulp mill and one paper machine and a 50% workforce reduction at the facility. This restructuring program was expected to yield approximately $8 million to $11 million in annual pre-tax financial benefits. During the implementation of this program, we have experienced production costs in excess of our initial expectations due to delays and complications associated with the headcount reduction and related manufacturing process changes. While we have taken measures to improve our financial performance at Neenah, we may not achieve the financial benefits originally anticipated from the Neenah restructuring. In addition to the difficulties we have experienced in implementing our restructuring plan, increasing purchased pulp and natural gas prices have adversely affected our results at Neenah and may offset any financial benefits we ultimately realize from our restructuring actions. Continued underperformance as a result of complications with the implementation of the restructuring program or the impact of increasing purchased pulp and natural gas prices may require us to implement additional restructuring activities, which could result in unforeseen charges and may have an adverse impact on our operating results.

We may not be able to develop new products acceptable to our customers.

      Our business strategy is market focused and includes investments in developing new products to meet the changing needs of our customers and to maintain our market share. Our success will depend in large part on our ability to develop and introduce new and enhanced products that keep pace with introductions by our competitors and changing customer preferences. If we fail to anticipate or respond adequately to these factors, then we may lose opportunities for business with both current and potential customers.

      The success of our new product offerings will depend on several factors, including our ability to:

•	anticipate and properly identify our customers’ needs and industry trends;

•	price our products competitively;

•	develop and commercialize new products and applications in a timely manner;

•	differentiate our products from our competitors’ products; and

•	invest in research and development activities efficiently.

      Our inability to develop new products could adversely impact our business and ultimately harm our profitability.

If we fail to maintain satisfactory relationships with our larger customers, our business may be harmed.

      We generally have not entered into long-term fixed quantity supply agreements with our customers. We regularly submit bids for new business or renewal of existing business. Due to competition or other factors we may lose business from our customers, either partially or completely. The loss of one or more of our significant customers, or a substantial reduction of orders by any of our significant customers, could harm our business and results of operations. Moreover, our customers may vary their order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods. In the event we lose any of our larger customers, we may not be able to replace that revenue source, which could harm our financial results.

Our international operations pose certain risks that may adversely impact sales and earnings.

      We have significant operations and assets located in Germany, France and the Philippines. Our international sales and operations are subject to a number of special risks, in addition to the risks of our domestic sales and operations, including differing protections of intellectual property, trade barriers, labor unrest, exchange controls, regional economic uncertainty, differing (and possibly more stringent) labor regulation, risk of governmental expropriation, domestic and foreign customs and tariffs, differing regulatory environments, difficulty in obtaining distribution support, difficulty in managing widespread operations and political instability and unrest. These factors may adversely affect our future profits. Also, in some foreign jurisdictions we may be subject to laws limiting the right and ability of entities organized or operating therein to pay dividends or remit earnings to affiliated companies unless specified conditions are met. Any such limitations would restrict our flexibility in using funds generated in those jurisdictions.

Foreign currency exchange rate fluctuations could adversely affect our results of operations.

      We own and operate paper mills in Germany and France, where the local currency is the Euro, and a pulp mill in the Philippines, where the local currency is the Peso. For the first six months of 2004, our operations in these countries generated approximately 33% of our sales and 32% of our operating expenses. The translation of results from these international operations into U.S. dollars is subject to changes in foreign currency exchange rates. Such changes will lead to fluctuations in our results of operations. Our ability to maintain our products’ price competitiveness for our operations based in Germany and France is reliant, in part, on the relative strength of the currency in which the product is denominated compared to the currency of the market into which it is sold and the functional currency of our competitors. Changes in the rate of exchange of foreign currencies in relation to the U.S. dollar and other currencies may adversely impact our ability to offer products in certain markets at acceptable prices or our results of operations.

We may be unable to generate sufficient cash flow to simultaneously fund our operations, finance capital expenditures, satisfy obligations and make dividend payments on our common stock.

      Our business is capital intensive and requires significant expenditures for equipment maintenance and new or enhanced equipment, for environmental compliance matters and to support our business strategies and research and development efforts. We expect to meet all of our near- and longer-term cash needs from a combination of operating cash flow, cash and cash equivalents, sale of timberlands, proceeds from insurance recoveries, our existing credit facility or other bank lines of credit and other long-term debt. If we are unable to generate sufficient cash flow from these sources, we could be unable to meet our near- and longer-term cash needs or make dividend payments.

We may be unable to fully realize the value of our deferred tax assets.

      At December 31, 2003, we had approximately $60 million in deferred tax assets. We may be unable to generate sufficient taxable income to realize the benefits from these assets. If we continue to operate at a loss in certain jurisdictions or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Risks Related to Our Common Stock

Our common stock price may be volatile, which could cause the value of an investment in our shares to decline.

      The realization of any of the risks described in this “Risk Factors” section or other unseen risks could have an adverse effect on the market price of our common stock. As a result, investors who purchase shares of our common stock in this offering may experience a decrease, which could be substantial, in the value of those shares. In addition to factors affecting our business, securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock notwithstanding our operating performance. In addition, our operating results could be below the expectations of public analysts and investors, and, in response, the market price of our common stock could decrease significantly. Purchasers of our shares in this offering may be unable to resell such shares at or above the initial public offering price.

The sale of our shares in this offering or future sales of our shares could depress the market price of our common stock.

      As of July 31, 2004, the number of shares of our outstanding common stock freely tradeable on the New York Stock Exchange and not owned by our officers, directors or other affiliates was approximately 29,030,407 shares. This offering will result in a substantial amount of previously unregistered shares of our common stock being registered and sold, which may depress the market price of our common stock. The market price of our common stock could also decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

      The selling shareholders in this offering are trusts created by or for the benefit of members of the Glatfelter Family as well as a member of the Glatfelter Family. Following this offering, the selling shareholders, together with other members of the Glatfelter Family who are not offering common stock in this offering, will, in our best estimate, own approximately 17% of our total shares of common stock outstanding (or 14% if the underwriters exercise their over-allotment option in full). Those persons will be able to sell their shares in the public market from time to time, subject to certain limitations on the timing, amount and method of those sales imposed by securities laws. The holders of substantially all of the shares of our common stock held by or for the benefit of the Glatfelter Family have agreed to a “lock-up” period with the underwriters, meaning that such shareholders may not, subject to certain exceptions, sell any of their shares without the prior consent of Credit Suisse First Boston LLC for 180 days after the date of this prospectus. If one or more members of the Glatfelter Family were to sell a large number of their shares, the market price of our stock could decline significantly. In addition, the perception in the public markets that sales by members of the Glatfelter Family might occur could also adversely affect the market price of our common stock.

      In addition to the Glatfelter Family’s lock-up period, sales of our common stock are also restricted by lock-up agreements that our directors and officers have entered into with the underwriters. The lock-up agreements restrict our directors and officers and certain non-selling members of the Glatfelter Family, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of this prospectus without the prior consent of Credit Suisse First Boston LLC. Pursuant to the underwriting agreement among us, the underwriters and the selling shareholders, we will be restricted from selling or otherwise disposing of any shares for a period of 180 days after the date of this prospectus without the prior consent of Credit Suisse First Boston LLC. Credit Suisse First Boston LLC may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

      In the future, we may issue our securities, including in connection with making new investments. The amount of our common stock issued in connection with an investment could constitute a material portion of our then outstanding common stock.

Certain anti-takeover provisions in state law and our Articles of Incorporation could make it more difficult to acquire us.

      Our Articles of Incorporation, as amended, and the Pennsylvania Business Corporation Law of 1988, as amended, contain certain provisions which could delay or impede the removal of incumbent directors and could make a merger, tender offer or proxy contest involving us difficult or discourage a third party from attempting to acquire control of us. In particular, the classification of our Board of Directors, which makes it difficult for shareholders to change the composition of our Board of Directors in any one year, could have the effect of delaying a change in control. These anti-takeover provisions could, in some limited instances, impede the ability of our shareholders to benefit from a change in control or to change our management or Board of Directors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      The statements contained in this prospectus, including those under the captions “Prospectus Summary,” “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this prospectus that are not purely historical, are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 or the Exchange Act, and Section 27A of the Securities Act of 1933, or the Securities Act. When used in this prospectus, the words or phrases “expects,” “will continue,” “estimates,” “we believe” and similar expressions are intended to identify “forward-looking statements” within the meaning of the Exchange Act and the Securities Act. Forward-looking statements include plans, commitments and objectives of management for future operations. These forward-looking statements involve risks and uncertainties and are based on assumptions that may not be realized. Actual results and outcomes may differ materially from those discussed or anticipated. Some of the forward-looking statements and associated risks relate to the following:

i.	variations in demand for, or pricing of, our products;

ii.	changes in the cost or availability of raw materials we use, in particular market pulp, pulp substitutes, abaca fiber, and changes in energy-related costs;

iii.	our ability to develop new, higher-value-added Engineered Products and Long Fiber & Overlay Papers;

iv.	the impact of competition, changes in industry paper production capacity, including the construction of new mills, the closure of mills and incremental changes due to capital expenditures or productivity increases;

v.	our ability to execute our North American Restructuring Program, growth strategies and cost reduction initiatives;

vi.	costs and other effects of environmental compliance, clean-up, damages, remediation or restoration, or personal injury or property damages related thereto, such as costs associated with the Notice of Violations issued by the Pennsylvania Department of Environmental Protection, the costs of natural resource restoration or damages related to the presence of PCBs in the lower Fox River on which our Neenah mill is located, and the costs of environmental matters at our former Ecusta Division mill;

vii.	the gain or loss of significant customers and/or on-going viability of such customers;

viii.	risks associated with our international operations, including local economic and political environments and fluctuations in currency exchange rates;

ix.	geopolitical events, including war and terrorism;

x.	enactment of adverse state, federal or foreign tax or other legislation or changes in government policy or regulation;

xi.	adverse results in litigation;

xii.	disruptions in production and/or increased costs due to labor disputes;

xiii.	our ability to realize the value of our timberlands;

xiv.	the recovery of environmental-related losses under our insurance policies; and

xv.	our ability to identify, finance and consummate future alliances or acquisitions.

      See “Risk Factors” included elsewhere in this prospectus for a more complete description of the material risks related to our business and an investment in our common stock.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of our common stock offered by the selling shareholders or the additional shares to be sold by the selling shareholders if the underwriters exercise their over-allotment option.

PRICE RANGE OF OUR COMMON STOCK AND OUR DIVIDEND POLICY

      Our common stock is listed on the New York Stock Exchange and trades under the symbol “GLT.” The following table is based upon the information available to us and sets forth the range of the high and low sales prices for our common stock for the following periods during 2002, 2003 and 2004, based upon quotations on the New York Stock Exchange:

	Price Per Share
			Dividend Per
	High	Low	Share

2002
First Quarter	$18.84	$14.65	$.175
Second Quarter	19.35	16.32	.175
Third Quarter	18.94	11.50	.175
Fourth Quarter	14.05	10.22	.175
2003
First Quarter	$14.15	$9.65	$.175
Second Quarter	15.05	10.70	.175
Third Quarter	15.45	11.67	.09
Fourth Quarter	13.29	11.70	.09
2004
First Quarter	$12.93	$10.44	$.09
Second Quarter	14.09	10.45	.09
Third Quarter (through September 21, 2004)	14.23	11.55	.09

      On September 21, 2004, the closing sale price of our common stock as reported on the New York Stock Exchange was $11.94 per share. At August 31, 2004, there were 2,168 holders of record of our common stock, based on the shareholders list maintained by our transfer agent.

      We paid quarterly dividends on our common stock as set forth in the table above. Our Board of Directors determines what, if any, dividends will be paid to our shareholders. Dividend payment decisions are based upon then-existing factors and conditions and, therefore, historical trends of dividend payments are not necessarily indicative of the amount or frequency of any future payments.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2004. We have not provided an adjusted capitalization table because we will not receive any of the proceeds from this offering. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

As of
Dollars in thousands, except share amounts	June 30, 2004

Cash and cash equivalents	$11,097

Short-term debt	$4,500

Long-term debt:
Revolving credit facility, due June 2006(1)	27,528
6 7/8% Notes, due July 2007	150,000
Note payable — SunTrust, due March 2008	34,000
Other notes, various	794

Total long-term debt	212,322

Shareholders’ equity:(2)
Preferred stock, $50 par value; authorized — 40,000 shares; issued and outstanding — 0 shares	—
Common stock, $.01 par value; authorized — 120,000,000 shares; issued — 54,361,980 shares (including treasury shares — 10,498,150 shares)	544
Additional paid in capital	42,181
Retained earnings	511,497
Deferred compensation	(1,581)
Accumulated other comprehensive loss	(308)
Treasury stock	(156,355)

Total shareholders’ equity	395,978

Total capitalization	$612,800

(1)	Borrowings of up to $125 million are available at any one time under our revolving credit facility. This facility permits us to make borrowings for time periods between one day and six months. We incur interest on this facility at an interest rate based on the domestic prime rate or a Eurocurrency rate, at our option, plus a margin ranging from 0.525 to 1.05 basis points.

(2)	Shareholders’ equity includes the number of shares of our common stock outstanding as of June 30, 2004. This table does not reflect 2,262,422 shares of our common stock issuable upon exercise of outstanding stock options, 279,620 shares of our common stock issuable upon the vesting of restricted stock awards and restricted stock units and 1,115,255 shares of our common stock reserved for future issuance under our 1992 Key Employee Long-Term Incentive Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, including the documents incorporated by reference. The selected consolidated financial data for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 is derived from our audited financial statements included elsewhere in this prospectus. In July 2003, we completed the sale of our Wisches, France subsidiary and, in accordance with accounting principles generally accepted in the United States of America, the consolidated financial data for all periods presented in this “Selected Consolidated Financial Data” has been adjusted to reflect this subsidiary as a discontinued operation. As a result of this adjustment, the selected consolidated financial data for the years ended December 31, 1999 and 2000 and as of December 31, 1999, 2000 and 2001 is unaudited. The selected consolidated financial data for the six months ended June 30, 2003 and 2004 is unaudited. The historical results are not necessarily indicative of our future results of operations or financial performance.

						Six Months Ended
	Year Ended December 31,					June 30,
Dollars in thousands,
except per share amounts	1999	2000	2001	2002	2003	2003	2004

Income Statement Data:
Net sales	$702,377	$721,945	$632,602	$540,347	$533,193	$271,906	$261,106
Energy sales — net	9,176	9,243	9,661	9,814	10,040	5,052	5,308

Total revenues	711,553	731,188	642,263	550,161	543,233	276,958	266,414
Cost of products sold	578,639	589,149	501,142	423,880	463,687	228,832	229,873

Gross profit	132,914	142,039	141,121	126,281	79,546	48,576	36,541
Selling, general and administrative expenses	55,932	59,905	60,225	53,699	59,146	29,771	30,513
Restructuring charges	—	—	—	4,249	6,983	—	867
Unusual items	—	3,336	60,908	(2,008)	11,501	—	—
Gains on disposition of plant, equipment and timberlands, net	(4,076)	467	(2,015)	(1,304)	(32,334)	(31,401)	(33,430)
Gains from insurance recoveries	—	—	—	—	—	—	(25,500)

Operating income	81,058	78,331	22,003	71,645	34,250	50,206	64,091
Other nonoperating income (expense)
Interest expense	(18,277)	(16,281)	(15,628)	(15,103)	(14,269)	(7,054)	(6,695)
Interest income	1,994	3,820	3,589	1,571	1,820	687	896
Other — net	(11)	1,759	1,558	1,016	(1,385)	(1,043)	(58)

Total other income (expense)	(16,294)	(10,702)	(10,481)	(12,516)	(13,834)	(7,410)	(5,857)

Income from continuing operations before income taxes	64,764	67,629	11,522	59,129	20,416	42,796	58,234
Income tax provision	23,591	24,262	4,693	21,492	7,430	15,425	23,604

Income from continuing operations	41,173	43,367	6,829	37,637	12,986	27,371	34,630
Discontinued operations
Income (loss) from discontinued operations	388	974	198	(64)	(513)	(513)	—
Income tax provision (benefit)	136	341	69	(22)	(188)	(188)	—

Income (loss) from discontinued operations	252	633	129	(42)	(325)	(325)	—

Net income	$ 41,425	$ 44,000	$ 6,958	$ 37,595	$ 12,661	$ 27,046	$ 34,630

						Six Months Ended
	Year Ended December 31,					June 30,
Dollars in thousands,
except per share amounts	1999	2000	2001	2002	2003	2003	2004

Basic earnings per share
Income from continuing operations	$ 0.97	$ 1.02	$ 0.16	$ 0.87	$ 0.30	$ 0.63	$ 0.79
Loss from discontinued operations	0.01	0.02	—	—	(0.01)	(0.01)	—

Net income	$ 0.98	$ 1.04	$ 0.16	$ 0.87	$ 0.29	$ 0.62	$ 0.79

Diluted earnings per share
Income from continuing operations	$ 0.97	$ 1.02	$ 0.16	$ 0.86	$ 0.30	$ 0.63	$ 0.79
Loss from discontinued operations	0.01	0.02	—	—	(0.01)	(0.01)	—

Net income	$ 0.98	$ 1.04	$ 0.16	$ 0.86	$ 0.29	$ 0.63	$ 0.79

Weighted average shares outstanding (in thousands)
Basic	42,173	42,342	42,577	43,396	43,731	43,699	43,820
Diluted	42,431	42,483	42,846	43,791	43,760	43,729	43,939
Cash dividends declared per common share	$ 0.70	$ 0.70	$ 0.70	$ 0.70	$ 0.53	$ 0.35	$ 0.18
Cash Flow Data:
Cash provided (used by continuing operations):
Operating activities	$81,054	$103,067	$64,437	$77,706	$46,996	$31,953	$16,830
Investing activities	(29,105)	(29,054)	(30,536)	(49,610)	(62,367)	(44,468)	22,987
Financing activities	(26,264)	(36,798)	(48,710)	(84,605)	(2,462)	6,639	(43,968)
Depreciation, depletion and amortization	47,578	45,931	44,815	45,003	56,029	25,153	26,380
Capital expenditures	24,044	29,197	47,805	51,108	66,758	45,548	11,121

	As of December 31,					As of
						June 30,
Dollars in thousands	1999	2000	2001	2002	2003	2004

Balance Sheet Data:
Cash and cash equivalents	$75,879	$110,403	$95,407	$32,219	$15,566	$11,097
Working capital(1)	137,202	169,177	32,213	88,140	59,232	58,777
Total assets	1,003,780	1,023,325	966,604	953,202	1,027,019	1,024,125
Total debt	329,770	306,822	277,755	220,532	254,275	216,822
Shareholders’ equity	358,124	372,703	353,469	373,833	371,431	395,978

(1)	Working capital is defined as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion in conjunction with “Selected Consolidated Financial Data” and the consolidated financial statements and related notes thereto, included elsewhere in this prospectus, including the documents incorporated by reference herein. This discussion contains forward-looking statements that we based on our current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

      We manufacture, both domestically and internationally, a wide array of specialty papers and engineered products. Substantially all of our revenue is earned from the sale of our products to customers in numerous markets, including book publishing, food and beverage, decorative laminates for furniture and flooring, and certain other highly technical niche markets.

      Our industry has been adversely impacted by an imbalance between supply and demand for certain of our products. In this environment, during 2003 we experienced declining sales volumes and lower average selling prices, primarily in our more commodity-like products offered by our Printing & Converting Papers business unit.

Results of Operations

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

Introduction

      A number of events occurred that impacted our results of operations and financial condition in the first six months of 2004, including:

•	Unit volumes in Engineered Products increased by 10.4% and in Long Fiber & Overlay Papers by 12.0% when compared with the same period a year ago.

•	Pricing in our Printing & Converting Papers business declined throughout 2003 and, as a result, was significantly lower in the first half of 2004 compared to the same period of 2003.

•	Approximately 57% of total sales were from products developed, enhanced or improved in the last five years.

•	We completed $30.3 million in sales of timberlands and successfully negotiated the receipt of $25.5 million in insurance recoveries related to the Fox River environmental matter, thereby strengthening our balance sheet.

•	We reduced our long-term debt outstanding by approximately $37 million since the end of 2003.

      The following table sets forth summarized results of operations:

	Six Months Ended
	June 30,

Dollars in thousands, except per share amounts	2004	2003

Net sales	$261,106	$271,906
Gross profit	36,541	48,576
Operating income	64,091	50,206
Income from continuing operations	34,630	27,371
Loss from discontinued operations	—	(325)
Net income	34,630	27,046
Earnings per diluted share from continuing operations	0.79	0.63
Earnings per diluted share	0.79	0.62

      The consolidated results of operations for the six months ended June 30, 2004 and 2003 include the following significant items:

	After-tax	Earnings
Dollars in thousands, except per share amounts	Income (loss)	Per Share

2004
Timberland sales	$18,103	$0.41
Insurance recoveries	15,402	0.35
Corporate aircraft sale	1,543	0.04
Restructuring charge	(524)	(0.01)

2003
Timberland sales	$19,965	$0.46
Write-off of certain papermaking equipment	(654)	(0.02)

      The above items increased earnings from continuing operations by $34.5 million, or $0.79 per diluted share, in the first six months of 2004 and by $19.3 million, or $0.44 per share, in the comparable period of 2003. The decline in earnings before the items discussed above was primarily due to lower selling prices in our Printing & Converting Papers business unit and, to a lesser extent, in the Engineered Products and Long Fiber & Overlay Papers business units.

Business Units

      We manage our organization along separate business units: Engineered Products, Long Fiber & Overlay Papers and Printing & Converting Papers, as well as Tobacco Papers, which were sold pursuant to a supply agreement that expired at the end of July 2004. Effective January 1, 2004, we implemented organizational changes and as a result we realigned and reclassified the presentation of certain product offerings of the business units. All segment data herein for prior periods has been restated to give effect to the further refinement of our organizational structure discussed above.

      The following table sets forth operating profit (loss) by business unit and the composition of consolidated income from continuing operations before income taxes:

	Six Months
	Ended June 30,

Dollars in millions	2004	2003

Business Unit
Engineered Products	$(3.3)	$1.0
Long-Fiber & Overlay Papers	6.9	7.3
Printing & Converting Papers	(11.3)	(0.7)
Tobacco Papers	(0.2)	(2.8)

Total Business Unit	(7.9)	4.8
Energy sales, net	5.3	5.0
Pension income, net	8.7	9.0
Restructuring charge	(0.9)	—
Gain on dispositions of plant, equipment and timberlands	33.4	31.4
Gain on insurance recoveries	25.5	—

Total operating income	64.1	50.2
Interest expense	(6.7)	(7.1)
Other income (expense), net	0.8	(0.3)

Income from continuing operations before income taxes	$58.2	$42.8

      Results of individual business units are presented based on our management accounting practices and management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to accounting principles generally accepted in the United States of America; therefore, the financial results of individual business units are not necessarily comparable with similar information for any other company. The management accounting process uses assumptions and allocations to measure performance of the business units. Methodologies are refined from time to time as management accounting practices are enhanced and businesses change. Costs to produce products sold are allocated to the respective business unit based on standard costs and a proportion of manufacturing variances. The costs incurred by support areas not directly aligned with a business unit are allocated primarily based on an estimated utilization of support area services.

      Management evaluates results of operations before energy sales, non-cash pension income, restructuring related charges, unusual items and effects of asset dispositions because it believes this is a more meaningful representation of the operating performance of its core papermaking businesses, the profitability of business units and the extent of cash flow generated from core operations. This presentation is closely aligned with the management and operating structure of our Company. It is also on this basis that the Company’s performance is evaluated internally and by our Board of Directors.

Sales and Costs of Products Sold

      The following table sets forth information with respect to net sales, costs of products sold and gross profit:

	Six Months Ended
	June 30,

Dollars in thousands	2004	2003	Change

Net sales	$261,106	$271,906	$(10,800)
Energy sales — net	5,308	5,052	256

Total revenues	266,414	276,958	(10,544)
Cost of products sold	229,873	228,382	1,491

Gross profit	$36,541	$48,576	$(12,035)

Gross margin as a percent of net sales	14.0%	17.9%

      The decline in net sales was primarily attributable to lower sales volumes totaling $3.6 million primarily related to the fourth quarter of 2003 shutdown of a papermaking machine at our Neenah, Wisconsin facility, which primarily served our Printing & Converting Papers business unit. In addition, average selling prices declined, on a constant currency basis, an aggregate of $12.7 million, primarily in the Printing & Converting Papers business unit and, to a lesser extent, in Engineered Products and Long Fiber & Overlay Papers. Pricing for Printing & Converting Papers’ products improved in the second quarter of 2004 relative to the first quarter of 2004 and prices for certain of the unit’s product offerings are expected to increase further during the third quarter of this year.

      The impact of the decline in selling prices and the Neenah shutdown was partially offset by a 10.4% and 12.0% unit volume increase in our Engineered Products and Long Fiber & Overlay Papers business units, respectively. In addition, the favorable effect of a weaker U.S. dollar on translated results of international operations increased reported net sales by approximately $8.5 million. However, the weaker U.S. dollar relative to the Euro adversely affected the price competitiveness of Long Fiber & Overlay Papers’ products in certain geographic markets.

      The following tables set forth net sales information by business unit:

	Six Months Ended
	June 30,		Percent of Total

Dollars in millions	2004	2003	2004	2003

Business Unit
Engineered Products	$55.1	$51.9	21.1%	19.0%
Long-Fiber & Overlay Papers	97.3	79.7	37.3	29.3
Printing & Converting Papers	107.9	134.0	41.3	49.4
Tobacco Papers	0.8	6.3	0.3	2.3

Total	$261.1	$271.9	100.0%	100.0%

      Costs of products sold increased $1.5 million in the comparison. The increase was primarily due to a $6.5 million unfavorable effect of foreign currency translation adjustments, a $5.0 million increase in costs due to higher purchased fiber and energy costs at the Neenah facility and transition-related operating inefficiencies related to the 2003 Neenah restructuring, partially offset by $7.8 million of lower production costs related to the decline in sales volumes. During the second quarters of 2004 and 2003, we completed the annually scheduled maintenance shutdown of our Spring Grove facility. These shutdowns result in increased maintenance spending and reduced production leading to unfavorable manufacturing variances that increase costs of products sold. The Spring Grove maintenance shutdown had an estimated impact on gross profit of approximately $5.5 million in the first six months of 2004 and $6.1 million in the comparable period a year ago.

Non-Cash Pension Income

      Non-cash pension income results from the considerably over-funded status of our plans. The amount of pension income recognized each year is determined using various actuarial assumptions and certain other factors, including the fair value of our pension assets as of the beginning of the year. The following summarizes non-cash pension income for each quarter:

	Six Months Ended
	June 30,

Dollars in thousands	2004	2003	Change

Recorded as:
Costs of products sold	$7,978	$7,884	$94
Selling, general and administrative expense	705	1,114	(409)

Total	$8,683	$8,998	$(315)

      Non-cash pension income for the full year of 2004 is expected to approximate amounts recognized in 2003.

Operating Expenses

	Six Months Ended
	June 30,

Dollars in thousands	2004	2003	Change

Selling, general and administrative expenses	$30,513	$29,771	$742
Restructuring charges	867	—	867
Gains on dispositions of plant, equipment and timberlands	(33,430)	(31,401)	(2,029)
Gains from insurance recoveries	(25,500)	—	(25,500)

Selling, General and Administrative

      Selling, general and administrative expenses increased during the first six months of 2004 compared to the same period of 2003 primarily due to higher legal fees associated with $25.5 million of insurance recoveries, costs associated with implementing the North American Restructuring Program, and the unfavorable impact of foreign currency translation adjustments.

Restructuring Charges

      Restructuring charges in the first six months of 2004 totaled $0.9 million for severance and related benefits associated with the elimination of approximately 25 non-union positions in connection with the North American Restructuring Program and for increases to the 2003 Neenah restructuring accrual.

      As discussed elsewhere in this prospectus, we expect to record, in the third quarter of 2004, a restructuring charge associated with the North American Restructuring Program of between approximately $13 million and $20 million. The charge is primarily for enhanced pension benefits, post-retirement medical benefits and other related employee severance costs associated with the reduction of our Spring Grove facility workforce. The workforce reduction is expected to be completed by the end of 2004. Pension related charges will be recorded as a reduction of the prepaid pension benefit costs. The cash required to complete the Spring Grove facility workforce reduction is expected to total approximately $3 million to $7 million.

Gains on Dispositions of Plant, Equipment and Timberlands

      During the first six months of 2004 and 2003, we completed sales of timberlands and, in 2004, the corporate aircraft. The following table summarizes these transactions.

	Six Months Ended June 30,

	2004			2003

Dollars in thousands	Acres	Proceeds	Gain	Acres	Proceeds	Gain

Timberlands	2,332	$30,283	$29,972	25,500	$37,850	$31,234
Corporate aircraft	n/a	2,861	2,554	—	—	—
Other	n/a	964	904	n/a	1,080	167

Total		$34,108	$33,430		$38,930	$31,401

      All property sales completed in the first six months of 2004 were sold for cash. As consideration for the Timberlands sold in the first six months of 2003, we received a 10-year note from a subsidiary of The Conservation Fund in the principal amount of $37.9 million, which is included in “Other assets” in our condensed consolidated balance sheet as of June 30, 2004 and December 31, 2003 included elsewhere in this prospectus.

Gains from Insurance Recoveries

      During the first six months of 2004, we reached successful resolution of certain claims under insurance policies related to the Fox River environmental matter. Insurance recoveries included in the results of operations for the first six months of 2004 totaled $25.5 million and were received in cash prior to June 30, 2004.

      On August 6, 2004, we received an additional $7.3 million of insurance recoveries related to the Fox River environmental matter that will be recorded in the third quarter of 2004. We continue to pursue legal actions against certain other insurers that we believe are liable under similar policies related to the Fox River environmental matter.

Income Taxes

      Our provision for income taxes for the first six months of 2004 and 2003, totaled $23.6 million and $15.4 million, respectively, and the effective tax rate in the same periods was 40.5% and 36.0%, respectively. The increase in the effective tax rate was due to the effect of changes in certain German tax laws that limited the deductibility of interest expense based on the ratio of debt to equity and other factors. In the first six months of 2004, substantially all of our income from operations, excluding gains from sales of property and insurance recoveries, was generated overseas where our effective tax rate was 46%. Based on interpretations recently issued by German taxing authorities and our tax planning initiatives, we expect our effective tax rate for international operations to be approximately 46% for the 2004 fiscal year.

Foreign Currency

      We own and operate paper and pulp mills in Germany, France and the Philippines. The local currency in Germany and France is the Euro, while in the Philippines the currency is the Peso. These operations generated approximately 33% of our sales and approximately 32% of our operating expenses during the first six months of 2004. The translation of the results from these international operations into U.S. dollars is subject to changes in foreign currency exchange rates.

      The following table summarizes the effect from foreign currency translation on reported results compared to the first six months of 2003:

Six Months Ended
Dollars in millions	June 30, 2004

Favorable
(unfavorable)

Net sales	$8.5
Costs of products sold	(6.5)
Selling, general and administrative expenses	(0.8)
Income taxes and other	(0.1)

Net income	$1.1

      The above table only presents the financial reporting impact of foreign currency translations. It does not present the impact of certain competitive advantages or disadvantages of operating or competing in a global, multi-currency environment. The strengthening of the Euro relative to certain other currencies, in the first six months of 2004 compared to the same period of 2003, adversely affected average selling prices of products sold by our Long Fiber & Overlay Papers business unit that is based in Germany.

Discontinued Operations

      In July 2003, we sold our Wisches, France subsidiary for approximately $2.0 million and the assumption of approximately $1.1 million of debt owed to us by our subsidiary. At closing, we received $1.7 million and the remaining amount is to be paid in annual installments, the first of which was received in July 2004. The financial results of this subsidiary are reported as discontinued operations for all periods presented. Revenue included in determining results from discontinued operations totaled $2.6 million for the first six months of 2003. The financial results of this operation were previously reported in the Engineered Products business unit.

North American Restructuring Program

      The North American Restructuring Program, which we began to implement during the second quarter of 2004, is a comprehensive series of initiatives designed to improve financial performance by focusing on:

•	Improving product and service offerings in Printing & Converting Paper’s book publishing markets;

•	Growing revenue from uncoated specialty papers;

•	Achieving a Spring Grove workforce reduction targeted at approximately 20%;

•	Reducing our costs to produce by implementing improved and expanded sourcing strategies and redesigning end-to-end planning and scheduling processes; and

•	Reducing selling, general and administrative costs.

      The financial benefits from these efforts will begin to phase-in during the latter part of 2004, and are expected to approximate $15 million to $20 million annually, pre-tax, beginning in 2006. During the second quarter of 2004, we eliminated 25 positions not represented by labor unions. Further, we negotiated a new labor agreement that enables us to reduce workforce levels at our Spring Grove, Pennsylvania facility by approximately 20%. The union membership at this location ratified the agreement on July 20, 2004. In accordance with this agreement, we offered a voluntary early retirement program to eligible union employees. Based on this contract and the extent of acceptance through August 31, 2004 by members of the union workforce of certain voluntary benefit enhancements, we expect to record, in the third quarter of 2004, a restructuring charge of between approximately $13 million and $20 million, substantially all of which is for enhanced pension benefits, post-retirement medical benefits and other related employee severance costs. See “Risk Factors — Risks Related to Our Business — We may not effectively implement our North American Restructuring Program” included elsewhere in this prospectus for a discussion of some of the difficulties we may face in implementing this Program.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      The following table sets forth summarized results of operations:

	Year Ended December 31,

Dollars in thousands, except per share amounts	2003	2002

Net sales	$533,193	$540,347
Gross profit	79,546	126,281
Operating income	34,250	71,645
Income from continuing operations	12,986	37,637
Net loss from discontinued operations	(325)	(42)
Net income	12,661	37,595
Earnings per diluted share from continuing operations	0.30	0.86
Earnings per diluted share	0.29	0.86

      The consolidated results of operations for the years ended December 31, 2003 and 2002 include the following significant items:

		Earnings
	After-tax	Per
Dollars in thousands, except per share amounts	Income (loss)	Share

2003
Gain on sale of timberlands	$19,965	$0.46
Restructuring related charges	(8,582)	(0.20)
Ecusta related reserves	(7,315)	(0.17)
Asset write downs	(2,124)	(0.05)
2002
Escrow settlement	$2,315	$0.05
Restructuring charges	(2,719)	(0.06)
Environmental matters	(1,500)	(0.03)

      The above items increased earnings from continuing operations by $1.9 million, or $0.04 per diluted share, in 2003, and decreased earnings from continuing operations in 2002 by $1.9 million, or $0.04 per share. The decline in earnings was primarily due to lower sales volumes and selling prices in the Printing & Converting Papers business unit and higher costs of products sold, primarily due to lower non-cash pension income, higher raw material prices and increased market-related down time.

Business Units

      We manage our organization along separate business units: Engineered Products, Long Fiber & Overlay Papers and Printing & Converting Papers, as well as Tobacco Papers, which are sold pursuant to a supply agreement that expires at the end of July 2004. In the latter part of 2002, we completed the implementation of a new information system to provide, among other things, more complete business unit reporting. However, we are unable to provide detailed business unit profitability reporting for periods prior to the system implementation, including full-year 2002.

      Effective January 1, 2004, we implemented organizational changes and as a result we reclassified the presentation of certain product offerings of the business units. The following segment data for prior periods has been restated to give effect to such reclassification. The following table sets forth operating profit

(loss) by business unit and the composition of consolidated income from continuing operations before income taxes:

	Year Ended
	December 31, 2003

	Operating
	Profit	Operating
Dollars in thousands	(Loss)	Margin

Business Unit
Engineered Products	$(3,902)	(3.6)%
Long Fiber & Overlay Papers	17,882	10.8
Printing & Converting Papers	(8,500)	(3.4)
Tobacco Papers	(5,758)	(58.7)

Total Business Unit	(278)	(0.1)
Energy sales, net	10,040
Pension income, net	17,149
Restructuring charges — Costs of products sold	(6,511)
Restructuring charges — Selling, general and administrative	(6,983)
Unusual items	(11,501)
Gains on dispositions of plant, equipment and timberlands	32,334

Total operating income	34,250
Interest expense	(14,269)
Other income (expense), net	435

Income from continuing operations before income taxes	$20,416

      Results of individual business units are presented based on our management accounting practices and management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to accounting principles generally accepted in the United States of America; therefore, the financial results of individual business units are not necessarily comparable with similar information for any other company. The management accounting process uses assumptions and allocations to measure performance of the business units. Methodologies are refined from time to time as management accounting practices are enhanced and businesses change. The costs incurred by support areas not directly aligned with the business unit are allocated primarily based on an estimated utilization of support area services.

      Management evaluates results of operations before energy sales, non-cash pension income, restructuring related charges, unusual items and effects of asset dispositions because it believes this is a more meaningful representation of the operating performance of its core papermaking businesses, the profitability of business units and the extent of cash flow generated from core operations. This presentation is closely aligned with the management and operating structure of our Company. It is also on this basis that our performance is evaluated internally and by our Board of Directors.

Sales and Costs of Products Sold

	Year Ended December 31,

Dollars in thousands	2003	2002	Change

Net sales	$533,193	$540,347	$(7,154)
Energy sales — net	10,040	9,814	226

Total revenues	543,233	550,161	(6,928)
Costs of products sold	463,687	423,880	39,807

Gross profit	$79,546	$126,281	$(46,735)

Gross profit as a percent of net sales	14.9%	23.4%

      The decline in net sales in 2003 was primarily due to a $19.8 million net sales volume-related decline as lower volumes in our Printing & Converting Papers and Tobacco Papers more than offset sales volume growth in our Engineered Products and Long Fiber & Overlay Papers business units. In addition each business unit experienced lower average selling prices, in constant currency rates, aggregating $13.3 million. The impact of lower sales volumes and selling prices was partially offset by a $27.9 million favorable effect of a weaker U.S. dollar on translated international results.

      The following tables set forth net sales information by business unit:

	Year Ended December 31,

Dollars in thousands	2003	2002

Business Unit
Engineered Products	$108,489	$99,900
Long Fiber & Overlay Papers	165,389	135,715
Printing & Converting Papers	249,500	284,884
Tobacco Papers	9,815	19,848

Total	$533,193	$540,347

	Percent of Total

	2003	2002

Business Unit
Engineered Products	20.4%	18.5%
Long Fiber & Overlay Papers	31.0	25.1
Printing & Converting Papers	46.8	52.7
Tobacco Papers	1.8	3.7

Total	100.0%	100.0%

      Costs of products sold increased $39.8 million in 2003 due to the following significant items:

Year Ended
Dollars in millions	December 31, 2003

(Favorable)
unfavorable

Foreign currency	$19.8
Lower pension income	11.9
Higher raw material and energy prices	10.4
Restructuring related	6.5
Lower sales volume	(17.9)
Other	9.1

Total	$39.8

      In the preceding table, “other” primarily consisted of depreciation, market-related downtime and asset write-offs.

      The market price of natural gas is a significant component of our Neenah facility’s production costs as the cost of the facility’s steam is dependent on natural gas market prices. During 2003 we experienced increases in natural gas market prices. Based on expected production levels and contractual obligations, a $1 per decatherm increase in the cost of natural gas is expected to increase the cost of operating our Neenah facility by approximately $1.4 million per year.

Non-Cash Pension Income

      Non-cash pension income results from the considerably over-funded status of our plans. The amount of pension income recognized each year is determined using various actuarial assumptions and certain other factors, including the fair value of our pension assets as of the beginning of the year. Because the value of our plan assets as of January 1, 2003, was lower than the previous year and, due to changes in actuarial assumptions, the amount of non-cash pension income recognized in 2003 was less than 2002. The following summarizes non-cash pension income for each year.

	Year Ended
	December 31,

Dollars in thousands	2003	2002	Change

Recorded as:
Costs of products sold	$15,007	$26,900	$(11,893)
Selling, general and administrative expense	2,142	5,748	(3,606)

Total	$17,149	$32,648	$(15,499)

      Non-cash pension income in 2004 is expected to approximate amounts recognized in 2003.

Operating Expenses

	Year Ended
	December 31,

Dollars in thousands	2003	2002	Change

Selling, general and administrative expenses	$59,146	$53,699	$5,447
Restructuring charge	6,983	4,249	2,734
Unusual items	11,501	(2,008)	13,509
Gains on dispositions of plant, equipment and timberlands	(32,334)	(1,304)	(31,030)

Selling, General and Administrative

      Selling, general and administrative expenses increased $5.4 million during 2003 compared to 2002. During 2003, a weaker U.S. dollar resulted in a $2.6 million increase in translated selling, general and administrative expenses for our international operations. The remaining increase was primarily due to a lower benefit from non-cash pension income and higher depreciation, primarily attributable to an information technology system implemented in the latter part of 2002.

Restructuring Charge

      In September 2003, we announced the decision to permanently shut down a paper making machine and the deinking process at our Neenah, Wisconsin facility. The abandoned machines and processes had been primarily supporting our Printing & Converting Papers business unit. The Neenah restructuring was initiated to allow us to reallocate resources to more fully support opportunities in higher growth, more profitable specialty markets. These initiatives have resulted in the elimination of approximately 190 positions. The results of operations include related pre-tax charges of approximately $13.5 million, of which $6.5 million are reflected in the consolidated income statements as components of “costs of products sold,” and $7.0 million are reflected as “restructuring charges.”

      The following table sets forth information with respect to Neenah restructuring charges:

Year Ended
Dollars in thousands	December 31, 2003

Depreciation on abandoned equipment	$5,974
Severance and benefit continuation	1,874
Pension and other retirement benefits	4,878
Other	768

Total	$13,494

      Additional charges may be required in 2004 depending on the resolution of certain contractual matters.

      In 2002, we recorded a $4.2 million charge related to a workforce reduction at our corporate and Spring Grove locations.

Unusual Items

      Unusual items during 2003 reflect a charge of $11.5 million related to our former Ecusta Division, which was sold in 2001 to a group of related buyers. Under the Ecusta Division acquisition agreement, we are indemnified for certain liabilities that have been assumed by the buyers. We had previously accrued liabilities related to certain post-retirement benefits, workers’ compensation claims and vendor payables and established a corresponding receivable due from the buyers. We paid the portion of these liabilities that became due and sought reimbursement from the buyers, which, to date, they have refused. The 2003 charge includes $5.5 million to fully reserve such receivables and an additional $6.0 million related to contingent landfill closure costs at the Ecusta facility. In 2002, we recognized a $3.5 million gain from the settlement of an escrow account with the previous owners of our Schoeller & Hoesch subsidiary. This was partially offset by a $1.5 million charge for certain environmental matters related to actions by the Pennsylvania DEP.

Gains on Dispositions of Plant, Equipment and Timberlands

      During 2003, we recognized a net gain from the sale of plant, equipment and timberlands of $32.3 million. This primarily includes a $31.2 million pre-tax gain from the March 2003 sale of approximately 25,500 acres of timberlands in Maryland to a subsidiary of The Conservation Fund, a non-profit land conservation fund, who we refer to throughout this prospectus as the Timberland Buyer.

Foreign Currency

      We own and operate paper and pulp mills in Germany, France and the Philippines. The local currency in Germany and France is the Euro, and in the Philippines the local currency is the Peso. These operations generated approximately 31% of our sales and operating expenses for the year ended December 31, 2003. The translation of the results from these international operations into U.S. dollars is subject to changes in foreign currency exchange rates.

      The following table summarizes the effect from foreign currency translation on reported results compared to 2002:

Year Ended
Dollars in thousands	December 31, 2003

Favorable
(unfavorable)

Net sales	$27,869
Costs of products sold	(19,776)
Selling, general and administrative expenses	(2,648)
Income taxes and other	(1,278)

Net income	$4,167

      The above table only presents the financial reporting impact of foreign currency translations. It does not present the impact of certain competitive advantages or disadvantages of operating or competing in a global, multi-currency environment. In 2003, the strengthening of the Euro relative to certain other currencies adversely affected average selling prices, in the functional currency, of products sold by our Schoeller & Hoesch GmbH & Co. KG subsidiary.

Discontinued Operations

      In July 2003, we sold our subsidiary in Wisches, France for approximately $2.0 million and the assumption by the buyer of approximately $1.1 million of debt owed to us by our subsidiary. At closing, we received $1.7 million and the remaining amounts are to be paid in annual installments over two years beginning July 2004. The financial results of this subsidiary are reported as discontinued operations for all periods presented. Prior to the sale, the underlying assets were recorded at the lower of carrying amount or fair value less costs to sell. Accordingly, loss from discontinued operations for the year ended December 31, 2003, includes a charge of $0.5 million, after tax, to write-down the carrying value of the assets prior to the sale. Revenue included in determining results from discontinued operations totaled $2.6 million and $3.5 million for 2003 and 2002, respectively. The financial results of this operation were previously reported in the Engineered Products business unit.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      The following table sets forth our summarized results of operations:

	Year Ended December 31,

Dollars in thousands	2002	2001

Net sales	$540,347	$632,602
Gross profit	126,281	141,121
Operating Income	71,645	22,003
Income from continuing operations	37,637	6,829
Net gain (loss) from discontinued operations	(42)	129
Earnings per diluted share from continuing operations	0.86	0.16
Earnings per diluted share	0.86	0.16

      For the year ended December 31, 2002, net income totaled $37.6 million, or $0.86 per diluted share, compared with $7.0 million and $0.16 per diluted share in 2001. Unusual items discussed in detail below affect the comparison of reported results.

Net Sales

      Net sales decreased $92.3 million in 2002 compared with 2001. The decline was substantially due to the Ecusta divestiture in 2001. Excluding Ecusta Division net sales in 2001, net sales declined $1.5 million, or 0.2%. On this basis, the decline was primarily due to the effect of a 3.5% decrease in average net selling price partially offset by the effect of a 2.1% increase in net sales volume. The decline in average net selling price was also mitigated by the effect of a stronger Euro relative to the U.S. dollar resulting in an increase of approximately $6.4 million in translated net sales in 2002 versus 2001.

      During 2002, sales volume for our Engineered Products business unit increased by approximately 12% compared to 2001, offset somewhat by lower average selling prices. Our Long Fiber & Overlay Papers business unit experienced increased sales volume for its products that more than offset adverse pricing pressures it experienced during the year. In the Printing & Converting Papers business unit, our net sales volume was substantially the same as the prior year at lower average selling prices. During the fourth quarter of 2002, our Printing & Converting Papers business unit experienced declining prices, reversing favorable pricing trends that were seen during the third quarter of 2002.

Costs of Products Sold and Gross Profit

      Costs of products sold declined $77.3 million, or 15.4%, in the year-to-year comparison. Excluding the Ecusta Division, cost of products sold increased $1.8 million, or 0.3%. The increase in costs of products sold is primarily due to the increase in net sales volume. Costs of products sold is approximately $4.3 million higher in 2002 than in 2001 due to the weakening of the U.S. dollar compared to the Euro and the resulting impact on translated international results. These factors more than offset the effect of a decrease in the unit cost of pulp and benefits of our cost control initiatives. As a percent of sales, our gross margin increased to 23.0% for the full year 2002 from 22.3% in 2001. Excluding the Ecusta Division, our gross margin was slightly lower in 2002 than in 2001.

      Our gross margin includes net non-cash pension income resulting from the overfunded status of our defined benefit pension plans. Cost of products sold was reduced for such income by $26.9 million in 2002 and by $24.4 million in 2001. Partially offsetting this benefit was expense attributable to other post-retirement benefits totaling $4.6 million and $2.9 million in 2002 and 2001, respectively. The primary cause of the increase in other-post retirement benefits was a change in our estimate of liability based upon recent claims history.

Selling, General and Administrative

      Selling, general and administrative expenses declined $6.5 million, or 10.8%, in the year-to-year comparison due to the Ecusta divestiture together with disciplined cost control initiatives. Excluding the Ecusta Division, expenses declined 1.4%. Selling, general and administrative expense is approximately $0.7 million higher in 2002 than in 2001 due to the weakening of the U.S. dollar compared to the Euro, and the resulting impact on translated U.S. dollar results. Costs incurred in 2002 include resources dedicated to implementing our strategic initiatives, including depreciation expense and increased service fees related to implementing information technology. Selling, general and administrative expenses were also lower in 2002 compared with 2001 due to a decrease in compensation expense related to certain stock awards that varies with the price of our common stock. Our common stock price declined during 2002.

      Net non-cash pension income reduced reported selling, general and administrative expenses by $5.7 million in 2002 and by $6.3 million in 2001. Post-retirement expense included in selling, general and administrative expenses was $1.0 million and $0.5 million in 2002 and 2001, respectively. The primary cause of the increase in post-retirement expense was a change in our estimate of liability based upon recent claims history.

Gains on Sales of Plant, Equipment and Timberlands

      During 2002, we recorded $1.3 million gain from the sale of certain fixed assets compared with a gain of $2.0 million in 2001. The gain in 2001 primarily resulted from the sale of a 413-acre tract of land from which we recognized a $1.7 million gain. There were no significant sales of properties completed in 2002.

Unusual Items

      Unusual items totaled a gain of $2.0 million and a charge of $60.9 million in 2002 and 2001, respectively. Amounts recorded in 2002 included a $3.5 million one-time, pretax gain for the settlement of certain escrow claims, including interest and associated liabilities related to the 1998 acquisition of our Schoeller & Hoesch GmbH & Co. KG subsidiary. The gain was partially offset by a $1.5 million liability related to actions by the Pennsylvania DEP.

      On August 9, 2001, we completed the sale of the Ecusta Division, consisting of our Ecusta paper-making facility and two of its operating subsidiaries, including plant and equipment, inventory, accounts receivable and essentially all other operating assets and certain other receivables related to our Tobacco Papers business. As part of this transaction, the buyer assumed certain liabilities related to the operation of the Ecusta Division. Our total charge to earnings associated with the sale was $58.4 million, including a $50.0 million impairment charge recognized during the second quarter of 2001. We also recognized a $2.5 million pretax charge in the second quarter of 2001 due to the settlement of an environmental matter in connection with the Spring Grove, Pennsylvania facility’s wastewater discharge permit.

Liquidity and Capital Resources

      Our business is capital intensive and requires significant expenditures for new or enhanced equipment, for environmental compliance matters and to support our business strategy and research and development efforts. Liquidity is provided by cash generated from operations, monetization of non-strategic or undervalued assets, such as timberlands, and borrowings under our $125 million revolving credit facility.

      The following table summarizes cash flow information for each of the periods presented:

	Six Months Ended		Year Ended
	June 30,		December 31,

Dollars in millions	2004	2003	2003	2002

Cash and cash equivalents at beginning of period	$15.6	$32.2	$32.2	$87.9
Cash provided by (used for)
Operating activities	16.8	32.0	47.0	77.7
Investing activities	23.0	(44.5)	(62.3)	(49.6)
Financing activities	(44.0)	6.6	(2.5)	(84.6)
Discontinued operations	—	(0.3)	(0.3)	0.3
Effect of exchange rate changes on cash	(0.3)	1.4	1.5	0.5

Net cash used	(4.5)	(4.8)	(16.6)	(55.7)

Cash and cash equivalents at end of period	$11.1	$27.4	$15.6	$32.2

Operating Activities

      Cash generated from operations in the first six months of 2004 decreased $15.2 million when compared with the first six months of 2003 primarily due to the use of $26.5 million of cash to fund payments pursuant to the Consent Decree we entered into with the various government agencies related to the remediation of Operable Unit 1 of the lower Fox River, a $12.0 million decline in gross profit and changes in working capital, which decreases were partially offset by a $25.5 million gain from insurance recoveries related to claims associated with the Fox River environmental matter. The recoveries were fully received in cash during the first six months of 2004 and were used to reduce long-term debt.

      Cash generated from operations for the year ended December 31, 2003 declined $30.7 million when compared with the year ended December 31, 2002 primarily due to a decline in earnings primarily attributable to lower sales volumes and selling prices in the Printing & Converting Papers business unit in the year-over-year comparison.

Investing Activities

      During the first six months of 2004, investing activities provided $23.0 million of cash primarily from sales of 2,332 acres of timberland and the sale of our corporate aircraft. Aggregate cash proceeds from these transactions totaled $33.1 million.

      Through the year ended December 31, 2003, we completed a period of significant capital expenditures related to investments in a new paper making machine, a voluntary initiative to improve the impact on the environment of certain processes at our Spring Grove, Pennsylvania facility, and the installation of an enterprise resource planning system. Cash spent in 2003 on investing activities primarily reflects the investments made to install a state-of-the-art inclined wire paper machine, or PM #9, to support growth opportunities in the Long Fiber & Overlay Papers business unit and capital expenditures for the “New Century” project. The New Century Project was an initiative we completed at our Spring Grove facility under the Voluntary Advanced Technical Incentive Program as set forth by the Environmental Protection Agency’s “Cluster Rule”. In 2002, cash spent on investing activities included the implementation of an enterprise resource planning system (IMPACT), the New Century Project, and the rebuild of PM #9. This project included new hardwood brownstock washing, installation of hardwood oxygen delignification, 100% chlorine dioxide substitution on both the hardwood and softwood fiber lines, and a hardwood ozone bleaching system. To comply with the Cluster Rule, we also installed equipment to reduce air emissions of air pollutants and odorous compounds.

      The following table summarizes capital spending by major project, by year:

	Year Ended
	December 31,

Dollars in millions	2003	2002

PM #9	$29.6	$5.6
New Century Project	22.2	9.9
IMPACT	—	19.9
Others	15.0	15.7

Total	$66.8	$51.1

      Capital expenditures in 2004 are expected to approximate one-half of our annual depreciation expense. The reduction in capital expenditures is not expected to have a significant effect on our results of operations, as we will continue to complete necessary repairs and maintenance activities.

Financing Activities

      During the six months ended June 30, 2004 cash used for financing activities totaled $44.0 million reflecting a reduction of long-term debt and cash paid for common stock dividends.

      For the year ended December 31, 2002, cash used for financing activities totaled $84.6 million reflecting the refinancing of our revolving credit facility and the payment of common stock dividends. In connection with the refinancing in 2002, we repaid $133.0 million in borrowings under the previously existing $200.0 million revolving credit agreement. This repayment was made using $71.1 million of existing cash and a $62.0 million borrowing under the new revolving credit facility.

      The following table sets forth our outstanding long-term indebtedness:

	As of	As of December 31,
	June 30,
Dollars in thousands	2004	2003	2002

Revolving credit facility, due June 2006	$27,528	$64,047	$67,681
6 7/8% Notes, due July 2007	150,000	150,000	150,000
Note payable — SunTrust, due March 2008	34,000	34,000	—
Other notes, various	794	1,228	1,823

Total long-term debt	212,322	249,275	219,504
Less current portion	(785)	(806)	(795)

Long-term debt, excluding current portion	$211,537	$248,469	$218,709

      On June 24, 2002, we entered into an unsecured $102.5 million multi-currency revolving credit facility with a syndicate of three major banks. An additional $22.5 million was added to the revolving credit facility on September 24, 2002 with a fourth major bank. The revolving credit facility, which replaced an old facility, enables us to borrow up to the equivalent of $125.0 million in certain currencies. Borrowings can be made for any time period from one day to six months and incur interest based on the domestic prime rate or a Eurocurrency rate, at our option, plus a margin ranging from .525 to 1.05. The margin and a facility fee on the commitment balance are based on the higher of our debt ratings as published by Standard & Poor’s and Moody’s. The revolving credit facility requires us to meet certain leverage and interest coverage ratios, with both of which we were in compliance at June 30, 2004.

      On July 22, 1997, we issued $150.0 million principal amount of 6 7/8% Notes due July 15, 2007. Interest on the 6 7/8% Notes is payable semiannually on January 15 and July 15. The 6 7/8% Notes are redeemable, in whole or in part, at our option at any time at a calculated redemption price plus accrued and unpaid interest to the date of redemption, and constitute unsecured and unsubordinated indebtedness. The net proceeds from the sale of the 6 7/8% Notes were used primarily to repay certain short-term unsecured debt and related interest.

      On March 21, 2003, we sold approximately 25,500 acres of timberlands and received as consideration a $37.9 million 10-year interest bearing note receivable from the Timberland Buyer. We pledged the note as collateral under a $34.0 million promissory note payable to SunTrust Financial. The $34.0 million promissory note bears interest at a fixed rate of 3.82% for five years at which time we can elect to renew the obligation. In connection with the sale of timberland in Maryland, we entered into a Supply Agreement with the Timberland Buyer pursuant to which we agreed to purchase from the Timberland Buyer at market prices, a minimum annual amount of pine pulpwood averaging 34,425 tons per annum over the eight-year term of the Supply Agreement.

      P. H. Glatfelter Company guarantees debt obligations of all its subsidiaries. All such obligations are recorded in the consolidated financial statements.

      At June 30, 2004, we had $4.3 million of letters of credit issued to us by a financial institution. The letters of credit are for the benefit of certain state workers’ compensation insurance agencies in conjunction with our self-insurance program. No amounts were outstanding under the letters of credit. We bear the credit risk on this amount to the extent that we do not comply with the provisions of certain agreements. The letters of credit do not reduce the amount available under our lines of credit.

     Dividend Payments

      During the first six months of 2004 and 2003, cash dividends paid on common stock totaled $7.9 million and $15.3 million, respectively. During 2003 and 2002, cash dividends paid on common stock totaled $26.9 million and $30.3 million, respectively. Our Board of Directors determines what, if any, dividends will be paid to our shareholders. Dividend payment decisions are based upon then-existing factors and conditions and, therefore, historical trends of dividend payments are not necessarily indicative of the amount or frequency of any future payments. Beginning in the third quarter of 2003, our Board of Directors declared a $0.09 per common share quarterly cash dividend, or 49% lower than previous quarterly dividends. On an annualized basis, this reduced dividend will conserve approximately $15.0 million in cash.

     Environmental Matters

      We are subject to loss contingencies resulting from regulation by various federal, state, local and foreign governmental authorities with respect to the environmental impact of mills we operate, or have operated. To comply with environmental laws and regulations, we have incurred substantial capital and operating expenditures in past years. We anticipate that environmental regulation of our operations will continue to become more burdensome and that capital and operating expenditures necessary to comply with environmental regulations will continue, and perhaps increase, in the future. In addition, we may incur obligations to remove or mitigate any adverse effects on the environment resulting from our operations, including the restoration of natural resources and liability for personal injury and for damages to property and natural resources. Because environmental regulations are not consistent worldwide, our ability to compete in the world marketplace may be adversely affected by capital and operating expenditures required for environmental compliance.

      As more fully discussed in Note 15 to our unaudited condensed consolidated financial statements for the three months and six months ended June 30, 2004 and 2003 included elsewhere in this prospectus, we entered into a Consent Decree with the various governmental agencies related to the remediation of Operable Unit 1, or OU1, of the lower Fox River.

      The OU1 Consent Decree required us to pay amounts under the following schedule:

Dollars in thousands

November 1, 2003	$525
January 31, 2004	250
March 31, 2004	10,500
June 30, 2004	15,750

Total	$27,025

All amounts were paid pursuant to the terms of the Consent Decree.

      We expect to meet all of our other near- and longer-term cash needs from a combination of operating cash flow, cash and cash equivalents, sale of additional timberlands, potential additional proceeds from insurance recoveries associated with the Fox River environmental liability, our existing credit facility or other bank lines of credit and other long-term debt. An unfavorable outcome of various environmental matters could have a material adverse impact on our consolidated financial position, liquidity and/or results of operations.

     Off-Balance Sheet Arrangements

      As of June 30, 2004 and December 31, 2003 and 2002, we had not entered into any off-balance sheet arrangements. All derivative financial instruments to which we are a party and guarantees of indebtedness, which solely consist of our subsidiaries’ obligations, are reflected in the consolidated balance sheets included elsewhere in this prospectus.

     Contractual Obligations

      The following table sets forth contractual obligations as of December 31, 2003:

		Payments Due During the Year Ended December 31,

					2009 and
Dollars in thousands	Total	2004	2005 to 2006	2007 to 2008	Beyond

Long-term debt(1)	$249,275	$806	$64,469	$184,000	$—
Operating leases(2)	18,277	3,674	3,023	1,390	10,190
Purchase obligations(3)	153,928	40,615	19,776	16,639	76,898
Other long term obligations(4)	53,467	6,694	12,118	10,731	23,924

Total	$474,947	$51,789	$99,386	$212,760	$111,012

(1)	Represents principal payments due on long-term debt. We have $150 million of debt maturing in July 2007 and bearing a fixed rate of interest at 6 7/8%, payable semiannually, $34 million, maturing in March 2008 and bearing a fixed rate of interest of 3.82%. In addition, at December 31, 2003, $64 million, bearing a variable interest rate, was outstanding under our revolving credit facility.

(2)	Represents rental agreements for various land, buildings, and computer and office equipment.

(3)	Represents open purchase order commitments and other obligations, primarily for energy and pulpwood contracts with minimum annual purchase obligations. In certain situations, prices are subject to variations based on market prices. In such situations, the information above is based on prices in effect at December 31, 2003 or expectations based on historical experience and/or current market conditions.

(4)	Represents expected benefits to be paid pursuant to medical retirement plans and nonqualified pension plans over the next ten years.

      Since December 31, 2003, there have been no significant changes to contractual obligations as set forth above other than with respect to a $37.4 million reduction in long-term debt that occurred in the first six months of 2004.

Critical Accounting Policies

      We believe the following represent the most significant and subjective estimates used in the preparation of our consolidated financial statements.

      Inventory Reserves We maintain reserves for excess and obsolete inventories to reflect our inventory at the lower of its stated cost or market value. Our estimate for excess and obsolete inventory is based upon our assumptions about future demand and market conditions. If actual market conditions are more or less favorable than those we have projected, we may need to increase or decrease our reserves for excess and obsolete inventories, which could affect our reported results of operations.

      Long-lived Assets We evaluate the recoverability of our long-lived assets, including property, equipment and intangible assets periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Our evaluations include analyses based on the cash flows generated by the underlying assets, profitability information, including estimated future operating results, trends or other determinants of fair value. If the value of an asset determined by these evaluations is less than its carrying amount, a loss is recognized for the difference between the fair value and the carrying value of the asset. Future adverse changes in market conditions or poor operating results of the related business may indicate an inability to recover the carrying value of the assets, thereby possibly requiring an impairment charge in the future.

      Pension and Other Post-Retirement Obligations Accounting for defined-benefit pension plans, and any curtailments thereof, requires various assumptions, including, but not limited to, discount rates, expected rates of return on plan assets and future compensation growth rates. Accounting for our retiree medical plans, and any curtailments thereof, also requires various assumptions, which include, but are not limited to, discount rates and annual rates of increase in the per capita costs of health care benefits. We evaluate these assumptions at least once each year or as facts and circumstances dictate and make changes as conditions warrant. Changes to these assumptions will increase or decrease our reported income, which will result in changes to the recorded benefit plan assets and liabilities.

      Environmental Liabilities We maintain accruals for losses associated with environmental obligations when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing legislation and remediation technologies. These accruals are adjusted periodically as assessment and remediation actions continue and/or further legal or technical information develops. Such undiscounted liabilities are exclusive of any insurance or other claims against third parties. Recoveries of environmental remediation costs from other parties, including insurance carriers, are recorded as assets when their receipt is assured beyond a reasonable doubt.

      Income Taxes We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our balance sheets, as well as operating loss and tax credit carry forwards. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If we continue to operate at a loss in certain jurisdictions or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our reported results.

      Other significant accounting policies, not involving the same level of uncertainties as those discussed above, are nevertheless important to an understanding of the consolidated financial statements. Refer to Note 2 to our consolidated financial statements for the years ended December 31, 2003, 2002 and 2001, included elsewhere in this prospectus.

Recent Accounting Pronouncements

      SFAS No. 143, “Accounting for Asset Retirement Obligations,” was issued in June 2001 and applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. We adopted SFAS No. 143 on January 1, 2003, and it did not impact our consolidated financial position or results of operations.

      SFAS No. 145, “Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections,” was issued April 2002 and was effective for fiscal years beginning after May 15, 2002. This statement, among other things, rescinds the requirement to classify a gain or loss upon the extinguishments of debt as an extraordinary item on the income statement. It also requires lessees to account for certain modifications to lease agreements in a manner consistent with sale-leaseback transaction accounting. We adopted SFAS No. 145 on January 1, 2003, and it did not impact our consolidated financial position or results of operations.

      SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued in June 2002 and requires recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement was to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We adopted SFAS No. 146 on January 1, 2003, and it did not impact our consolidated financial position or results of operations.

      In November of 2002, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others,” or FIN No. 45. FIN No. 45 requires entities to establish liabilities for certain types of guarantees, and expands financial statement disclosures for others. The accounting requirements of FIN No. 45 were effective for guarantees issued or modified after

December 31, 2002, and the disclosure requirements were effective for financial statements for interim or annual periods ended after December 15, 2002. The adoption on January 1, 2003, of FIN No. 45 did not have any significant accounting implications for us as all of our commitments and guarantees are on behalf of our subsidiaries.

      SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” was issued in April 2003, and it amends and clarifies accounting for derivative instruments including derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This standard was effective for contracts entered into or modified after June 30, 2003, and its adoption did not have an impact on our consolidated financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires an issuer to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, except for certain provisions that were deferred, and otherwise was effective at the beginning of the third quarter of 2003. Based on the financial instruments we currently use, the adoption of SFAS No. 150 did not impact our financial statements.

      Financial Interpretation No. 46, “Consolidation of Variable Interest Entities” or FIN 46, issued in January 2003, clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and must be applied in the first period beginning after December 15, 2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003. We do not have entities with these characteristics. Accordingly, the provisions of FIN 46 and related revisions, FIN 46R, had no impact on our consolidated financial position or results of operations.

      In May 2004, FASB Staff Position FAS No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, or FSP FAS 106-2 was issued. FSP FAS 106-2 is applicable to employers that sponsor benefit plans providing post-age 65 prescription drug benefits and that are expected to receive a subsidy provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the 2003 Act. FSP FAS 106-2 is effective for financial statements for periods beginning after June 15, 2004. We do not consider the 2003 Act to be a “significant event” for our plan nor is the adoption of FSP FAS 106-2 expected to have a material impact on our consolidated financial position or results of operations.

BUSINESS

Our Business

      Glatfelter began operations in 1864 and today we believe we are one of the world’s leading manufacturers of specialty papers and engineered products. Headquartered in York, Pennsylvania, we own and operate paper mills located in Spring Grove, Pennsylvania, Neenah, Wisconsin, Gernsbach, Germany and Scaër, France, as well as an abaca pulp mill in the Philippines. We serve customers in numerous markets, including book publishing, envelope converting, food and beverage, pressure-sensitive, digital imaging, composite laminates, and other highly technical niche markets. Many of the markets in which we operate are characterized by higher-value-added products and, in some cases, by higher growth prospects and lower cyclicality than commodity paper markets. Examples of some of our key product offerings include papers for:

•	Tea bags and coffee filters;

•	Trade book publishing;

•	Specialized envelopes;

•	Playing cards;

•	Pressure-sensitive postage stamps;

•	Metallized labels for beer bottles; and

•	Digital imaging applications.

      We market our products worldwide either through wholesale paper merchants, brokers and agents, and directly to our customers.

Our Business Units

      We operate three primary business units: Engineered Products, Long Fiber & Overlay Papers, and Printing & Converting Papers. Effective January 1, 2004, we implemented organizational changes, and as a result, we realigned and reclassified the presentation of certain product offerings of our business units. The following segment data has been restated to give effect to our new organizational structure. The following table summarizes consolidated net sales and the relative net sales contribution of each of our business units for our past three fiscal years:

	Six Months
	Ended	Year Ended December 31,
	June 30,
Dollars in thousands	2004	2003	2002	2001(1)

Net sales	$261,106	$533,193	$540,347	$632,602

Business Unit
Engineered Products	21%	20%	18%	14%
Long Fiber & Overlay Papers	37	31	25	20
Printing & Converting Papers	42	47	53	54
Tobacco Papers	—	2	4	12

Total	100%	100%	100%	100%

(1)	In August 2001, we completed the divestiture of our Ecusta Division, a supplier of paper primarily to the tobacco and financial printing industries. Product sales for the Ecusta Division totaled approximately $90.8 million in 2001.

     Engineered Products

      Engineered Products focuses on highly technical engineered paper products designed for multiple end uses, such as papers for pressure-sensitive postage stamps, disposable medical garments, playing cards and digital imaging applications. This business unit comprises an array of products in distinct business niches that are in a continuous state of evolution. Such markets include digital imaging, casting and specialty release, pressure-sensitive, and industrial specialty. Many of the products in this segment are utilized in demanding, specialized customer and end-user applications and, therefore, command higher per ton values and generally exhibit greater pricing stability relative to commodity grade paper products. Some of our products are new and high growth while others are more mature and further along on the development curve. Because many of the products in this business unit are technically complex and involve substantial customer-supplier development collaboration, product pricing in this business unit has remained relatively stable. In 2003, our net sales and net tons sold of Engineered Products were $108.5 million and 97.8 thousand tons, respectively.

Long Fiber & Overlay Papers

      Long Fiber & Overlay Papers focuses on higher-value-added products, such as paper for tea bags and coffee filters, decorative laminates used for furniture and flooring, and metallized products used in the labeling of beer bottles. Long fiber papers, which is the generic term we use to describe products made from abaca pulp (primarily tea bag and coffee filter papers), accounted for approximately 56%, 56% and 59% of this business unit’s sales in 2001, 2002 and 2003, respectively. This focus on long fiber papers has made us one of the world’s largest producers of tea bag papers. The balance of this unit’s sales are comprised of overlay and technical specialty products, which include flooring and furniture overlay papers, metallized products, adhesive tapes, vacuum bags, holographic labels and gift wrap. Similar to our engineered paper products, many long fiber and overlay papers are technically sophisticated. We believe we are well positioned to produce these extremely lightweight papers because we understand their complexities, which require the use of highly specialized fiber and specifically designed papermaking equipment. In 2003, our net sales and net tons sold of Long Fiber & Overlay Papers were $165.4 million and 43.8 thousand tons, respectively.

Printing & Converting Papers

      Printing & Converting Papers focuses on papers for the production of high-quality hardbound books and other book publishing needs. Total book publishing papers represented 64%, 73% and 69% of this business unit’s sales in 2001, 2002 and 2003, respectively. We believe we are the leading supplier of book publishing papers in the United States. This business unit also produces other papers, including paper that is converted into specialized envelopes in a wide array of colors, finishes and capabilities. These markets are generally more mature and, therefore, have modest growth characteristics. In 2003, our net sales and net tons sold of Printing & Converting Papers were $249.5 million and 348.0 thousand tons, respectively.

Other

      In August 2001, we completed the divestiture of our Ecusta Division, a supplier of paper primarily to the tobacco and financial printing industries. Product sales for the Ecusta Division totaled approximately $90.8 million in 2001. We continue to supply tobacco papers to fulfill our obligations under a supply agreement entered into in connection with the sale of our Ecusta Division. This supply agreement expired at the end of July 2004, and we no longer manufacture or sell tobacco paper products. In 2003, our net sales and net tons sold of tobacco paper products were $9.8 million and 5.4 thousand tons, respectively.

Our Competitive Strengths

      Since commencing operations 140 years ago, we believe that Glatfelter has developed into one of the world’s leading manufacturers of specialty papers and engineered products. We believe that the following competitive strengths have contributed to our success:

•	Leading market positions in higher-value, niche segments. We have focused our resources to achieve market-leading positions in certain higher-value, niche segments. Our products include various highly specialized paper products designed for technically demanding end uses. Consequently, many of our products achieve premium pricing relative to that of commodity paper grades. In 2003, approximately 70% of our sales were derived from these higher-value, niche products. The specialized nature of these products generally provides greater pricing stability relative to commodity paper products.

•	Customer-centric business focus. We offer a unique and diverse product line that can be customized to serve the individual needs of our customers. Our size allows us to develop close relationships with our key customers and to be adaptable in our product development, manufacturing, sales and marketing practices. We believe that this approach has led to the development of excellent customer relationships, defensible market positions, and increased pricing stability relative to commodity paper producers. Additionally, our customer-centric focus has been a key driver to our success in new product development.

•	Significant investment in product development. In order to keep up with our customers’ ever-changing needs, we continually enhance our product offerings through significant investment in product development. In each of the past three years, we invested approximately $5.1 million in product development activities. We derive a significant portion of our revenue from products developed, enhanced or improved as a result of these activities. Revenue generated from products developed, enhanced or improved within the five previous years as a result of these activities represented approximately 25%, 37% and 47% of our sales during 2001, 2002 and 2003, respectively.

•	Geographic diversity. In 1998, we expanded our global reach with the acquisition of Schoeller & Hoesch GmbH & Co. KG. Based in Gernsbach, Germany, Schoeller & Hoesch operates paper mills in Gernsbach, Germany and Scaër, France, as well as an abaca pulp mill in the Philippines. The Schoeller & Hoesch product lines serve multiple end markets, including tea bags, coffee filters, laminated furniture and flooring, labels and packaging, and adhesive tapes. During 2003, we sold our products to customers in approximately 80 countries throughout the world.

•	Integrated production. As a partially integrated producer, we are able to mitigate our changes in the costs of certain raw materials and energy. Our Spring Grove mill is a vertically integrated operation producing in excess of 85% of the annual pulp required for its paper production. The principal raw material used to produce this pulp is pulpwood, consisting of both hardwoods and softwoods. We own approximately 86,000 acres of timberlands, and we have a long-term supply agreement with the buyers of approximately 25,500 acres of timberlands that we sold in 2003. We obtain approximately 25% of our pulpwood requirements for our Spring Grove facility from Company-owned timberlands, which helps stabilize our fiber costs in a highly fragmented market. Our Spring Grove facility also generates 100% of the steam and electricity required for its operations. In addition, our Philippine mill processes abaca fiber to produce abaca pulp, which is a key raw material used by our Long Fiber & Overlay business unit in Gernsbach and Scaër.

Our Business Strategy

      Our vision is to become the global supplier of choice in specialty papers and engineered products. We are continuously developing and refining strategies to strengthen our business and position it for the future. Execution of these strategies is intended to capitalize on our strengths in customer relationships, technology, and people, as well as our leadership positions in certain markets. In recent years, our industry has been challenged by a supply and demand imbalance, particularly for commodity-like products. To be successful in the current market environment, our strategy is focused on aggressively reducing costs and continually repositioning our product portfolio to increase our focus on higher-value, niche products and to better align our product offerings with our customers’ ever-changing needs. Implementation of our strategy may include the pursuit of acquisitions or other strategic opportunities. Our goal is to become the global supplier of choice in specialty papers and engineered products. Certain key elements of our business strategy are outlined below:

•	Reposition our product portfolio. By leveraging our leadership positions in several specialty niche markets, we plan to accelerate growth, improve margins and generate better financial returns through the optimization of our product portfolio. In 2003, approximately 70% of our total sales were derived from what we consider to be higher-value, niche products. Over time, we plan to increase our concentration on such products by driving growth in our sales of trade book papers, uncoated specialty products, long fiber and overlay products, and other specialty products. We believe that this strategy will realign our business more closely with our customers’ needs and further reduce our exposure to the higher level of cyclicality experienced in commodity paper grades.

•	Employ commodity cost approach to specialty product manufacturing. While we are focused on higher-value, niche products, we seek to employ a commodity-like, low-cost approach to our manufacturing activities. In September 2003, we initiated a restructuring of our Neenah, facility aimed at reducing headcount and other costs, improving product mix, and increasing operating flexibility. During the second quarter of 2004, we began to implement our North American Restructuring Program. Initiatives that we have taken or intend to take in the near-term under the North American Restructuring Program include: redesigning our sourcing strategy to reduce spending on raw materials, freight, services and supplies, implementing targeted workforce reductions throughout the organization, reducing selling, general and administrative costs, and implementing manufacturing efficiency improvements at Neenah and Spring Grove. Together, the Neenah restructuring and North American Restructuring Program comprise a series of initiatives designed to improve our cost position and overall financial performance. We believe that these steps will significantly improve our profitability and cash flow, which will allow us to deploy additional capital to specialty products with higher growth potential and returns.

•	Maintain a strong balance sheet and preserve financial flexibility for future growth initiatives. We are focused on prudent financial management and the maintenance of a conservative capital structure. Concurrent with the announcement of certain restructuring initiatives in 2003, we reduced our dividend in order to conserve approximately $15 million in annual cash flow to retain financial flexibility and strengthen our balance sheet. Furthermore, we are committed to maintaining an investment grade credit rating and our flexibility to pursue strategic opportunities that will benefit our shareholders. We demonstrated this commitment in 2003, during which we maintained a stable debt level despite significant investments in capital equipment.

•	Execute Long Fiber & Overlay Papers growth plan. A core component of our long-term strategy is to drive growth in our Long Fiber & Overlay Papers business unit. Currently, we are one of the leading producers of tea bag papers in the world, and we believe that this segment has promising growth characteristics as certain markets move toward tea bags versus loose tea leaves. We believe that we are well positioned to capitalize on this growth by leveraging our strong customer relationships and market-leading position in this segment. In addition, our rebuilt paper machine in Gernsbach will allow us to penetrate certain technical specialty markets, including the wall coverings, textile/apparel and industrial markets.

Raw Material and Energy

      The following table provides an overview of the amount of principal raw materials estimated to be used by each of our manufacturing facilities on an annual basis:

		Percent of Principal
	Estimated Annual	Raw Materials
	Quantity (short tons)	Purchased

Domestic
Spring Grove
Pulpwood	960,000	75%
Wood- and other pulps	29,000	100
Neenah
Wood- and other pulps	49,700	100
Pulp substitutes	51,000	100
International
Gernsbach
Wood- and other pulps	28,500	100
Abaca pulp	6,800	0
Synthetic fiber	2,000	100
Scaër
Wood pulp	1,700	100
Abaca pulp	1,600	0
Synthetic fiber	1,200	100
Philippines
Abaca fiber	14,000	100

      Our Spring Grove mill is a vertically integrated operation producing in excess of 85% of the annual pulp required for paper production. The principal raw material used to produce this pulp is pulpwood, of which both hardwoods and softwoods are used. At June 30, 2004, we owned approximately 86,000 acres of woodlands. During 2003, we sold approximately 25,500 acres of timberland and we entered into a Supply Agreement with the buyers of the timberlands pursuant to which we agreed to purchase from the buyer, at market prices, a minimum annual amount of pine pulpwood averaging 34,425 tons per annum over the eight-year term of the agreement.

      In addition to these sources, hardwoods are available within a relatively short distance of our Spring Grove mill. Softwoods are obtained primarily from Maryland, Delaware and Virginia. To protect our sources of pulpwood, we actively promote conservation and forest management among suppliers and woodland owners.

      Our Spring Grove, Pennsylvania facility generates 100% of the steam and electricity required for its operations. Principal fuel sources used by the Spring Grove facility are coal, recycled pulping chemicals, bark and wood waste, and oil (#2 and #6). This facility also produces excess electricity that is sold to the local power company under a long-term co-generation contract expiring in 2010. Net energy sales were $9.7 million, $9.8 million and $10.0 million in 2001, 2002 and 2003, respectively.

      Until the fourth quarter of 2003, our Neenah, Wisconsin facility recycled high-grade wastepaper as its primary raw material. Since the initiation of the restructuring at the Neenah facility, the pulp requirements for this facility are fulfilled with purchased pulp and hardwood pulp substitutes.

      The Neenah facility purchases steam under a twenty-year contract, expiring in 2018, from a third party steam supplier which processes sludge from our Neenah facility and from other mills in the Neenah area. Under the contract, the cost of the steam is based on the market price of natural gas and we are required to purchase an annual minimum of 1.1 million k lbs. of steam. Based on expected production levels in 2004, we anticipate our needs will approximate 1 million k lbs. The Neenah facility generated approximately 15% of its required electrical power and purchases the remainder.

      Our Philippine mill processes abaca fiber to produce abaca pulp. This abaca pulp production provides a unique advantage by supplying a key raw material used by our Long Fiber & Overlay business unit in Gernsbach and Scaër. Events may arise from the relatively unstable political and economic environment in which the Philippine facility operates that could interrupt the production of abaca pulp. Management periodically evaluates the supply chain, including the supply of abaca pulp to our Gernsbach and Scaër facilities. Any extended interruption of the Philippine operation could have a material impact on our consolidated financial position and/or results of operations. We believe we have approximately four months of abaca pulp supply available to us. In addition, we have established contingency plans for alternative sources of abaca pulp. However, the cost of obtaining abaca pulp from such alternative sources would likely be higher.

      The Gernsbach and Scaër facilities both generate all the steam required for their operations. The Gernsbach facility generated approximately 30% of its 2003 electricity needs and purchased the balance. Natural gas was used to produce substantially all of Gernsbach’s internally generated energy during 2003. The Scaër facility purchased all of its 2003 electric power requirements.

      Based on information currently available, we believe that we will continue to have ready access, for the foreseeable future, to all principal raw materials used in the production of our products. The cost of our raw material is subject to change, including, but not limited to, costs of wood and pulp products and gas and oil energy costs.

New Product Development

      In order to keep up with our customers’ ever-changing needs, we are continually enhancing our product offerings through significant investment in product development activities, including product customizations developed in partnership or close collaboration with our customers. In each of the past three years, we invested approximately $5.1 million on product development. Revenue generated from products developed, enhanced or improved within the five previous years as a result of these activities represented approximately 25%, 37% and 47% of consolidated revenue in 2001, 2002 and 2003, respectively. In determining revenue attributable to product development activities, we utilize an independently developed framework, which we believe to be generally accepted in the field of new product management. This framework categorizes products developed, enhanced or improved as those that (i) are new to the world, (ii) represent a product line new to our Company, (iii) are a new product within an existing product line, (iv) are a significant improvement of an existing product, (v) are repositioned into a new application or market, or (vi) are a lower cost alternative to an existing product of the Company and seen by our customers as a new offering. Approximately 40% of our revenue attributable to developed, enhanced or improved products come from products that fit within category (ii) and (iii), above.

Concentration of Customers

      In 2003 and 2002, no single customer represented more than 10% of our consolidated net sales. In 2001, net sales to one customer, Central National Gottesman, Inc. (which buys paper through its division, Lindenmeyr Book Publishing) were approximately 11% of net sales, excluding the Ecusta Division.

Competition

      The competitiveness of the markets in which we sell our products varies. In our Engineered Products and Long Fiber & Overlay Papers business units, competition is product line specific as the necessity for technical expertise and specialized manufacturing equipment limits the number of companies offering multiple product lines. We compete with specialty divisions of large companies such as, among others, Ahlstrom, International Paper, MeadWestvaco, Sappi and Stora Enso as well as other companies such as J R Crompton. Service, product performance, technological advances and product pricing are important competitive factors with respect to all our products. We believe our reputation in these areas continues to be excellent.

      There are a number of companies in the United States that manufacture printing and converting papers. We believe we are the recognized leader in book publishing papers and compete in these markets with, among others, Domtar and Weyerhaeuser. In the envelope sector we compete with, among others, Blue Ridge, International Paper and Weyerhaeuser. Capacity in the worldwide uncoated free-sheet industry, which includes specialty papers, has exceeded demand in recent years. Although we believe demand increases will narrow this gap, the worldwide excess capacity is not expected to decline significantly for the next few years.

      Our ability to compete in a global market place is also influenced by the relative value of the functional currency of our operations compared to the currency of the markets in which we sell our products and the location of our competitors. Due to the significant strengthening of the Euro relative to the U.S. dollar and other currencies over the last year, our European-based facilities have seen increasing pricing and competitive pressures.

Environmental Matters

      We are subject to loss contingencies resulting from regulation by various federal, state, local and foreign governmental authorities with respect to the environmental impact of our mills. To comply with environmental laws and regulations, we have incurred substantial capital and operating expenditures in past years. We anticipate that environmental regulation of our operations will continue to become more burdensome and that capital and operating expenditures necessary to comply with environmental regulations will continue, and perhaps increase, in the future. In addition, we may incur obligations to remove or mitigate any adverse effects on the environment resulting from our operations, including the restoration of natural resources and liability for personal injury and for damages to property and natural resources. Because environmental regulations are not consistent worldwide, our ability to compete in the world marketplace may be adversely affected by capital and operating expenditures required for environmental compliance.

Spring Grove, Pennsylvania

      We are subject to the “Cluster Rule,” a 1998 federal regulation in which the United States Environmental Protection Agency, or EPA, aims to regulate air and water emissions from certain pulp and paper mills, including kraft pulp mills, such as our Spring Grove facility. Issued under both the Clean Air Act and the Clean Water Act, the Cluster Rule establishes baseline emissions limits for toxic and conventional pollutant releases to both water and air.

      We undertook an initiative at our Spring Grove facility under the Voluntary Advanced Technical Incentive Program set forth by the EPA in the Cluster Rule. This initiative, the “New Century Project,” required capital expenditures of approximately $36 million, substantially all of which were made prior to 2004. The New Century Project included improvements in brownstock washing, installation of an oxygen delignification bleaching process, 100% chlorine dioxide substitution, and a hardwood ozone bleaching system.

      In 1999, the Pennsylvania Department of Environmental Protection, or the Pennsylvania DEP, issued to us a Notice of Violation, or NOV, alleging violations of air pollution control laws, primarily for purportedly failing to obtain appropriate pre-construction air quality permits in conjunction with the installation of a turbine generator at our Spring Grove facility.

      The Pennsylvania DEP’s NOV pertained to a modification for which we did not receive a pre-construction permit. We conducted an evaluation at the time of this modification and determined that the pre-construction permit cited by the Pennsylvania DEP was not required. We have been informed that the Pennsylvania DEP will seek substantial emissions reductions, as well as civil penalties, to which we believe we have meritorious defenses. We are also in discussions with the Pennsylvania DEP and, based on these discussions, we do not expect that the resolution of these matters will have a material impact on our consolidated financial position or results of operations. We are unable to predict whether we will be successful in these discussions or whether our defenses would prevail in litigation. Should the Pennsylvania DEP obtain a judgment against us regarding these matters, it could be material to our consolidated financial position and our results of operations.

Neenah, Wisconsin

      We have previously reported with respect to potential environmental claims arising out of the presence of PCBs in sediments in the lower Fox River and in the Bay of Green Bay, downstream of our Neenah, Wisconsin facility. We acquired the Neenah facility in 1979 as part of the acquisition of the Bergstrom Paper Company. In part, this facility used wastepaper as a source of fiber. At no time did the Neenah facility utilize PCBs in the pulp and paper making process, but discharges from the facility containing PCBs from wastepaper may have occurred from 1954 to the late 1970s. Any PCBs that the Neenah facility discharged into the Fox River resulted from the presence of NCR®-brand carbonless copy paper in the wastepaper that was received from others and recycled.

      As described below, various state and federal governmental agencies have formally notified nine potentially responsible parties, including us, that they are potentially responsible for response costs and “natural resource damages,” or NRDs, arising from PCB contamination in the lower Fox River and in the Bay of Green Bay, under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and other statutes. The other identified potentially responsible parties are NCR Corporation, Appleton Papers Inc., Georgia Pacific Corp. (formerly Fort Howard Corp. and Fort James), WTM I Co. (a subsidiary of Chesapeake Corp.), Riverside Paper Corporation, U.S. Paper Mills Corp. (a subsidiary of Sonoco Products Company), Sonoco Products Company, and Menasha Corporation.

      CERCLA establishes a two-part liability structure that makes responsible parties liable for (1) “response costs” associated with the remediation of a release of hazardous substances and (2) NRDs related to that release. Courts have interpreted CERCLA to impose joint and several liabilities on responsible parties for response costs, subject to equitable allocation in certain instances. Prior to a final settlement by all responsible parties and the final cleanup of the contamination, uncertainty regarding the application of such liability will persist.

      The areas of the lower Fox River and in the Bay of Green Bay in which the contamination exists are commonly referred to as Operable Unit 1, or OU1, which consists of Little Lake Butte des Morts, the portion of the river that is closest to our Neenah facility, Operable Unit 2, or OU2, which is the portion of the river between dams at Appleton and Little Rapids and Operable Units 3 through 5, or OU3–5, an area approximately 20 miles downstream of our Neenah facility.

      The following summarizes the status of our potential exposure:

Response Actions

      OU1 and OU2. On January 7, 2003, the Wisconsin Department of Natural Resources, or the Wisconsin DNR, and EPA issued a Record of Decision, or ROD, for the cleanup of OU1 and OU2. Subject to extenuating circumstances and alternative solutions arising during the cleanup, the ROD requires the removal of approximately 784,000 cubic yards of sediment from OU1 and no active remediation of OU2. The ROD also requires the monitoring of the two operable units. Wisconsin DNR and EPA estimate that the remedy for these two reaches will cost approximately $75 million but could cost within a range from approximately $52 million to $112 million.

      On July 1, 2003, WTM I entered into an Administrative Order on Consent with EPA and the Wisconsin DNR regarding the implementation of the Remedial Design for OU1.

      On October 1, 2003, the U.S. Department of Justice lodged a Consent Decree regarding OU1 with the U.S. District Court for the Eastern District of Wisconsin. In the first quarter of 2004, the United States District Court for the Eastern District of Wisconsin entered the OU1 Consent Decree. Under terms of the OU1 Consent Decree, Glatfelter and WTM I each agreed to pay approximately $27 million. This includes $25.5 million from each to be escrowed to fund response work associated with remedial actions specified in the ROD. In addition, EPA agreed to take steps to place $10 million from another source into escrow for the OU1 cleanup. The response work will be managed and/or performed by Glatfelter and WTM I, with governmental oversight, and funded by the amounts placed into escrow. Based on information currently available to us, we believe the required remedial actions can be completed with the amount of monies agreed upon under the Consent Decree. If the Consent Decree is terminated due to an insufficiency of escrow funds, Glatfelter and WTM I each remain potentially responsible for the costs necessary to complete the remedial actions.

      The terms of the OU1 Consent Decree include provisions to be followed should the escrow account be depleted prior to completion of the response work. In this event, each company would be notified and be provided an opportunity to contribute additional funds to the escrow account and thereby to preserve the OU1 Consent Decree. Should the OU1 Consent Decree be terminated for this reason, each company would lose the protections contained in the settlement and the governments may turn to one or both parties for the completion of OU1 clean up. In such a situation, the governments may also seek response work from a third party, or perform the work themselves and seek response costs from any of the identified potentially responsible parties, including us.

      The following table sets forth payments made by us pursuant to the terms of the OU1 Consent Decree:

Dollars in thousands	Amount

Payment for:
Remediation activities	$25,000
NRD and NRD assessment	1,650
Past costs	375

Total	$27,025

      During the first six months of 2004, pursuant to the terms of the OU1 Consent Decree, we transferred approximately $26.3 million to an escrow account at a financial institution. The terms of the OU1 Consent Decree and the underlying escrow agreement restrict the use of the funds to qualifying remediation activities or restoration activities at the lower Fox River. At June 30, 2004, $3.0 million is recorded under the caption “Prepaid expenses and other current assets” and $23.3 million is included under the caption “Other assets” in the condensed consolidated balance sheet as of June 30, 2004, appearing elsewhere in this prospectus.

      The OU1 Consent Decree required that each company pay the governments $375,000 for past response costs. These payments were made in return for credit to be applied toward each settling company’s potential liability for governmental response costs associated with the entire river. The OU1 Consent Decree also required the companies to pay certain NRD-related amounts, which are discussed below.

      OU3–5. On July 28, 2003, the EPA and the Wisconsin DNR issued a ROD for the cleanup of OU3–5. The second ROD calls for the removal of 6.5 million cubic yards of sediment and certain monitoring at an estimated cost of $324.4 million but could, according to the second ROD, cost within a range from approximately $227.0 million to $486.6 million. The most significant component of the estimated costs is attributable to large-scale sediment removal by dredging.

      During the first quarter of 2004, NCR Corp. and Georgia Pacific Corp. entered into an Administrative Order on Consent with the EPA under which they agreed to perform the Remedial Design for OU3–5, thereby accomplishing a first step towards remediation.

      We do not believe that we have more than a de minimis share of any equitable distribution of responsibility for OU3–5 after taking into account the location of our Neenah facility relative to the site and considering other work or funds committed or expended by us. However, uncertainty regarding responsibilities for the cleanup of these sites continues due to disagreement over a fair allocation or apportionment of responsibility.

Natural Resource Damages

      Neither ROD issued by the EPA and the Wisconsin DNR places any value on claims for NRDs associated with this matter. As noted above, NRD claims are distinct from costs related to the primary remediation of a Superfund site. Calculating the value of NRD claims is difficult, especially in the absence of a completed remedy for the underlying contamination. The State of Wisconsin, the United States Fish and Wildlife Service, the National Oceanic and Atmospheric Administration, four Indian tribes and the Michigan Attorney General have asserted that they possess NRD claims related to the lower Fox River and the Bay of Green Bay.

      In June 1994, the United States Fish and Wildlife Service notified the then identified potentially responsible parties that it considered them potentially responsible for NRDs. The federal, tribal and Michigan agencies claiming to be NRD trustees have proceeded with the preparation of an NRD assessment. While the final assessment has yet to be completed, the federal trustees released a plan on October 25, 2000 that values their NRDs for injured natural resources between $176 million and $333 million. We believe that the federal NRD assessment is technically and procedurally flawed. We also believe that the NRD claims alleged by the various alleged trustees are legally and factually without merit.

      On March 19, 2004, the U.S. District Court for the Eastern District of Wisconsin entered a consent decree among the United States, the State of Wisconsin and the Fort James Operating Company. The consent decree resolves certain outstanding claims, primarily NRD claims, against Fort James and a related entity. Under the terms of the consent decree, Fort James would pay $6.2 million in cash to the United States and the State of Wisconsin in settlement of various claims related to NRDs and cost recovery related to dredging of sediments at Deposits 56/57 (downstream from OU1 and OU2). Fort James also agrees to convey 1,063 acres of land to the State and to perform delineated NRD “restoration” projects at a cost of up to $3.9 million.

      Because the factual and legal justification the plaintiffs provided for the settlement is both vague and specific to the Fort James situation, and because the court’s decision entering the decree is similarly situation specific, we are not able to extrapolate an estimated settlement amount for Glatfelter from the Fort James consent decree.

      The OU1 Consent Decree required that Glatfelter and WTM I each pay the governments $1.5 million for NRDs for the Fox River site, and $150,000 for NRD assessment costs. Each of these payments was made in return for credit to be applied toward each settling company’s potential liability for NRDs associated with the entire river.

Other Information

      The Wisconsin DNR and United States Fish and Wildlife Service have published studies, the latter in draft form, estimating the amount of PCBs discharged by each identified potentially responsible party to the lower Fox River and the Bay of Green Bay. These reports estimate our Neenah facility’s share of the volumetric discharge to be as high as 27%. We do not believe the volumetric estimates used in these studies are accurate because the studies themselves disclose that they are not accurate and are based on assumptions for which there exists no evidence. We believe that our volumetric contribution is significantly lower than the estimates. Further, we do not believe that a volumetric allocation would constitute an equitable distribution of the potential liability for the contamination. Other factors, such as the location of contamination, location of discharge and a party’s role in causing discharge must be considered in order for the allocation to be equitable.

      We have entered into interim cost-sharing agreements with four of the other potentially responsible parties, pursuant to which such potentially responsible parties have agreed to share both defense costs and costs for scientific studies relating to PCBs discharged into the lower Fox River. These interim cost-sharing agreements have no bearing on the final allocation of costs related to this matter. Based upon our evaluation of the magnitude, nature and location of the various discharges of PCBs to the river and the relationship of those discharges to identified contamination, we believe our share of any liability among the identified potentially responsible parties is much less than our per capita share of the cost sharing agreement.

      We also believe that there exist additional potentially responsible parties other than the identified potentially responsible parties. For instance, certain of the identified potentially responsible parties discharged their wastewater through public wastewater treatment facilities, which we believe makes the owners of such facilities potentially responsible in this matter. We also believe that entities providing wastepaper containing PCBs to each of the recycling mills are also potentially responsible for this matter.

      We believe the OU1 Consent Decree is a significant milestone in our continuing negotiations to resolve any exposure we may have with regard to the Fox River site and that the agreement provides further clarity on the financial commitment that may be required of us. Notwithstanding these developments, the OU1 Consent Decree does not completely resolve our potential liability related to the Fox River site. We continue to believe that this matter may result in litigation, but cannot predict the timing, nature, extent or magnitude of such litigation. We currently are unable to predict our ultimate cost related to this matter.

Reserves for Environmental Liabilities

      We have reserves for environmental liabilities with contractual obligations and for those environmental matters for which it is probable that a claim will be made, that an obligation may exist and for which the amount of the obligation is reasonably estimable. The following table summarizes information with respect to such reserves as of June 30, 2004 and December 31, 2003.

	June 30,	December 31,
Dollars in millions	2004	2003

Recorded as:
Environmental liabilities	$3.5	$27.0
Other long-term liabilities	25.2	2.4

Total	$28.7	$29.4

      The classification of our environmental liabilities is based on the development of the underlying remediation plan and execution of the related escrow agreement for the funding thereof. The reserve balance declined as a result of payments associated with the OU1 Consent Decree and items related to the Fox River matter. We did not record charges to our results of operations during 2004 or 2003 related to these matters.

      Other than with respect to the OU1 Consent Decree, the amount and timing of future expenditures for environmental compliance, cleanup, remediation and personal injury, NRDs and property damage liabilities cannot be ascertained with any certainty due to, among other things, the unknown extent and nature of any contamination, the extent and timing of any technological advances for pollution abatement, the response actions that may be required, the availability of qualified remediation contractors, equipment and landfill space and the number and financial resources of any other parties.

Range of Reasonably Possible Outcomes — Neenah, Wisconsin

      Based on currently available information, we believe that the remediation of OU1 will be satisfactorily completed for the amounts expected to be committed under the OU1 Consent Decree. The OU1 Consent Decree does not address response costs necessary to remediate the remainder of the Fox River site and only addresses NRDs and claims for reimbursement of government expenses to a limited extent. Due to judicial interpretations that find CERCLA imposes joint and several liability, uncertainty persists regarding our exposure with respect to the remainder of the Fox River site.

      Based on analysis of currently available information and experience regarding the cleanup of hazardous substances, we believe that it is reasonably possible that our costs associated with the lower Fox River and the Bay of Green Bay may exceed current reserves by amounts that may prove to be insignificant or that could range, in the aggregate, up to approximately $125 million, over a period that is undeterminable but could range beyond 20 years. We believe that the likelihood of an outcome in the upper end of the monetary range is significantly less than other possible outcomes within the range and that the possibility of an outcome in excess of the upper end of the monetary range is remote.

      In our estimate of the upper end of the range, we have considered: (i) the remedial actions agreed to in the OU1 Consent Decree and our belief that the required actions can be accomplished with the funds to be escrowed under the OU1 Consent Decree; and (ii) no active remediation of OU2. We have also assumed dredging for the remainder of the River and the Bay of Green Bay, as set forth in the second ROD, although at a significantly higher cost than estimated in the second ROD. We have also assumed our share of the ultimate liability to be 18%, which is significantly higher than we believe is appropriate or than we will incur and a level of NRD claims and claims for reimbursement of expenses from other parties that, although reasonably possible, is unlikely.

      In estimating both our current reserves for environmental remediation and other environmental liabilities and the possible range of additional costs, we have not assumed that we will bear the entire cost of remediation and damages to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, generally based on their financial condition and probable contribution. Our evaluation of the other potentially responsible parties’ financial condition included the review of publicly disclosed financial information. Furthermore, we believe certain of these potentially responsible parties have corporate or contractual relationships with additional entities that may shift monetary obligations arising from the lower Fox River and Bay of Green Bay. The relative probable contribution is based upon our knowledge that at least two potentially responsible parties manufactured the paper and arranged for the disposal of the wastepaper that included the PCBs and as such, in our opinion, bear a higher level of responsibility.

      In addition, our assessment is based upon the magnitude, nature and location of the various discharges of PCBs to the river and the relationship of those discharges to identified contamination. We have also considered that over a number of years, certain facilities were under the ownership of large multinational companies that appear to retain some liability for this matter. We continue to evaluate our exposure and the level of our reserves, including, but not limited to, our potential share of the costs and NRDs, if any, associated with the lower Fox River and the Bay of Green Bay.

      We believe that we are insured against certain losses related to the lower Fox River and the Bay of Green Bay, depending on the nature and amount of the losses. On July 30, 2003, we filed a Complaint in the Circuit Court for the County of Milwaukee, Wisconsin, against our insurers, seeking damages for breach of contract and declaratory relief related to such losses. One of the insurers that is a defendant in our Wisconsin litigation has filed a counter-suit against us in the U.S. District Court for the Middle District of Pennsylvania. The filing of our lawsuit followed the issuance of a Wisconsin Supreme Court opinion regarding environmental coverage issues that is favorable to policyholders. During the first six months of 2004, we reached successful resolution of certain claims under insurance policies related to the Fox River environmental matter. Insurance recoveries included in the results of operations for the first six months of 2004 totaled $25.5 million and were fully received in cash prior to June 30, 2004.

Summary

      Our current assessment is that we should be able to manage these environmental matters without a long-term, material adverse impact on us. These matters could, however, at any particular time or for any particular year or years, have a material adverse effect on our consolidated financial position, liquidity and/or results of operations or could result in a default under our loan covenants. Moreover, there can be no assurance that our reserves will be adequate to provide for future obligations related to these matters, that our share of costs and/or damages for these matters will not exceed our available resources, or that such obligations will not have a long-term, material adverse effect on our consolidated financial position, liquidity or results of operations. With regard to the lower Fox River and the Bay of Green Bay, if we are not successful in managing the implementation of the OU1 Consent Decree and/or if we are ordered to implement the remedy proposed in the second ROD, such developments would have a material adverse effect on our consolidated financial position, liquidity and results of operations and may result in a default under our loan covenants.

Employees

      The following table summarizes our workforce as of July 31, 2004:

Location	Union	Non-union	Total

Domestic
Corporate/ Spring Grove(1)	685	333	1,018
Neenah	148	49	197

	833	382	1,215
International
Gernsbach	404	195	599
Scaër	90	56	146
Philippines	54	26	80

	548	277	825

Total	1,381	659	2,040

(1)	As discussed elsewhere in this prospectus, during the second quarter of 2004 we began an initiative to reduce our Spring Grove facility workforce by approximately 20%.

      Different locals of the Paper, Allied-Industrial, Chemical and Energy Workers International Union, or PACE, represent the hourly employees at our US facilities.

      A five-year labor agreement that covers employees in Spring Grove was ratified in November 2002 effective for the five-year period ending January 2008. Among other changes, the contract provides for wage increases of 2.5% in each of the first two years of the contract and 3% for the remaining years.

      On October 22, 2002, hourly employees at our Neenah, Wisconsin facility ratified a five-year labor agreement with an expiration date of August 1, 2007. Under this agreement, effective August 1st of each year, wages increase 3% for the duration of the agreement.

      Various unions represent employees at our Schoeller & Hoesch facility. One-year labor agreements covering employees at the Gernsbach, Germany and Scaër, France facilities were entered into during 2004. The terms of the agreements provide for wage increases in 2004 of approximately 1.5%. Negotiations to renew the agreements are expected to begin in February 2005. The terms and conditions of the agreements will remain in effect until new agreements are reached, although any wage increase negotiated in the new agreements will be retroactive to the respective expiration dates of the old agreements.

      Employees at our pulpmill in the Philippines are covered by a five-year labor agreement, which was negotiated at the end of 2002.

      We consider the overall relationship with our employees to be satisfactory.

Properties

      Our leased executive offices are located in York, Pennsylvania. We own and operate paper mills located in Spring Grove, Pennsylvania; Neenah, Wisconsin; Gernsbach, Germany; and Scaër, France. In addition, we own and operate a pulp mill in the Philippines.

      We own substantially all of the properties used in our papermaking operations. We own our operating equipment with the exception of some leased vehicles. All of our properties, other than those that are leased, are free from any material liens or encumbrances. We consider all of our buildings to be in good structural condition and well maintained and our properties to be suitable and adequate for present operations.

      The following table sets forth our estimated annual production capacity in short tons:

Spring Grove	310,000	Uncoated
	66,000	Coated
Neenah	125,000	Uncoated
Gernsbach	38,000	Lightweight
	8,800	Metallized
Scaër	4,400	Lightweight
Philippines	9,300	Abaca pulp

      The Spring Grove facility includes five uncoated paper machines that have been rebuilt and modernized from time to time. The Spring Grove facility has an off-line combi-blade coater and a Specialty Coater, or S-Coater, which yield a potential annual production capacity for coated paper of approximately 66,000 tons. Since uncoated paper is used in producing coated paper, this does not represent an increase in the Spring Grove mill capacity. We view the S-Coater as an important asset that allows us to expand our more profitable engineered paper products business.

      The Spring Grove facility also includes a pulpmill that has a production capacity of approximately 650 tons of bleached pulp per day. We have a precipitated calcium carbonate, or PCC, plant at our Spring Grove facility that produces PCC at a lower cost than could be purchased from others and lowers the need for higher-priced raw material typically used for increasing the opacity and brightness of certain papers.

      Our wholly-owned subsidiary, Schoeller & Hoesch GmbH & Co. KG, owns and operates paper mills in Gernsbach, Germany and Scaër, France. Schoeller & Hoesch also owns a pulpmill in the Philippines that supplies substantially all of the abaca pulp requirements of the Schoeller & Hoesch paper mills.

      In 2004, our Philippine facility, which supplies abaca pulp to Schoeller & Hoesch, expects to begin operation of a new globe digester that should increase our annual abaca pulp production by approximately 8%.

      The Gernsbach facility includes five uncoated paper machines with an aggregate annual lightweight capacity of approximately 38,000 tons. As discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, in 2003, we rebuilt a paper machine with a new state-of-the-art inclined wire paper machine. We believe this machine provides us greater flexibility and technological capabilities. The Gernsbach facility also has the capacity to produce 8,800 tons of metallized papers annually, using a lacquering machine and two metalizers. We purchase the base paper used to manufacture the metallized paper.

Legal Proceedings

      We are involved in various lawsuits that we consider to be ordinary and incidental to our business. The ultimate outcome of these lawsuits cannot be predicted with certainty; however, we do not expect such lawsuits, in the aggregate or individually, will have a material adverse effect on our consolidated financial position, liquidity or results of operations.

      For a discussion of commitments, contingencies and legal proceedings, see Note 15 of our notes to our unaudited condensed consolidated financial statements for the three months and six months ended June 30, 2004 and 2003 included elsewhere in this prospectus.

MANAGEMENT

      The following table sets forth certain information with respect to the directors and executive officers of Glatfelter.

Name	Age	Position with the Company

Kathleen A. Dahlberg	51	Director
Nicholas DeBenedictis	58	Director
J. Robert Hall	52	Director
Richard C. Ill	61	Director
M. Alanson Johnson II	71	Director
Ronald J. Naples	59	Director
Richard L. Smoot	64	Director
Lee C. Stewart	56	Director
George H. Glatfelter II	52	Chairman, Chief Executive Officer and Director
John P. Jacunski	38	Vice President and Corporate Controller
Markus R. Mueller(1)	43	General Counsel, Secretary and Director of Policy & Compliance
Dante C. Parrini	40	Senior Vice President and General Manager
C. Matthew Smith	46	Vice President and Treasurer
John C. van Roden, Jr.	55	Senior Vice President and Chief Financial Officer
William T. Yanavitch II	44	Vice President — Human Resources

(1)	On August 23, 2004, Mr. Mueller submitted his resignation from the Company effective September 30, 2004.

      The following individuals serve as directors of Glatfelter:

Kathleen A. Dahlberg is Founder and President/ Chief Executive Officer of Open Vision Partners, a consortium of business and technical professionals bringing new technologies and businesses to market, and, since September 2001, a consultant to businesses on the application of new technologies for business improvement and process change. Ms. Dahlberg was Vice President of Worldwide Restaurant Solutions at McDonald’s Corporation from July 2002 until June 2004. From 1997 to 2001, Ms. Dahlberg was Vice President — e-business at BP Amoco.

Nicholas DeBenedictis has been Chairman, Chief Executive Officer and Director of Aqua America Corporation (formerly Philadelphia Suburban Corporation) since May 1993. He also serves as a director of Met-Pro Corporation and Exelon Corporation.

J. Robert Hall has been Chief Executive Officer of Ardale Enterprises LLC since 1998. He served as Chairman of PEP Snack Foods, Inc., a holding company for Wise Foods, Inc., a leading regional snack food company from 2000 to 2002 and now serves as Vice Chairman and as a director of Custom Food Products, Inc. and Chung’s Gourmet Foods, Inc.

Richard C. Ill has been President, Chief Executive Officer and director of Triumph Group, Inc., a leading international aviation services company, since 1993. Mr. Ill is a member of the Board of Governors of the Aerospace Industries Association and on the Advisory Board of Outward Bound USA, as well as a member of the Board of Directors of Airgas, Inc. and Denman and Davis, Inc.

M. Alanson Johnson II has been retired since 1993. From September 1981 until his retirement, he served as our Executive Vice President, Treasurer and Chief Financial Officer.

Ronald J. Naples has been Chairman and Chief Executive Officer of Quaker Chemical Corporation since May 1997. Mr. Naples is also the Chairman of the Board of Directors of The Federal Reserve Bank of Philadelphia.

Richard L. Smoot has been retired since September 2002. He was Regional Chairman, PNC Bank, National Association, Philadelphia/ South Jersey markets from December 2000 to September 2002; and President and Chief Executive Officer, PNC Bank, National Association, Philadelphia/ South Jersey markets, from July 1991 to December 2000. Mr. Smoot also serves as a director of Aqua America Corporation (formerly Philadelphia Suburban Corporation).

Lee C. Stewart has been an investment banker associated with Daniel Stewart & Company, a private investment and equity bank located in London, England, since May 2001. He was Executive Vice President and Chief Financial Officer of Foamex International, Inc., from March 2001 to May 2001 and a Vice President of Union Carbide Corporation from 1996 to 2001. Mr. Stewart is also a director of AEP Industries, Inc. and Marsulex, Inc., and he is member of the Advisory Board of Daniel Stewart & Company.

George H. Glatfelter II is the Chairman and Chief Executive Officer of the Company. From April 2000 to February 2001, Mr. Glatfelter was Chairman, President and Chief Executive Officer. From June 1998 to April 2000, he was Chief Executive Officer and President. Mr. Glatfelter serves as a director of Met-Pro Corporation; the American Forest and Paper Association; the National Council for Air and Stream Improvements; and the Alliance for the Chesapeake Bay. Mr. Glatfelter is also a trustee of the York College of Pennsylvania.

      The following individuals are executive officers of Glatfelter:

John P. Jacunski joined us in October 2003, and currently serves as Vice President & Corporate Controller. Mr. Jacunski was previously Vice President and Chief Financial Officer at WCI Steel, Inc. from June 1999 to October 2003. From May 1995 to June 1999 he was WCI’s Corporate Controller. Prior to joining WCI, Mr. Jacunski was with KPMG, an international accounting and consulting firm, where he served in various capacities.

Markus R. Mueller has served as General Counsel since April 2004. Mr. Mueller has also served as Director of Policy & Compliance since June 2000 and as Secretary since December 1999. He served as Corporate Counsel from June 2000 to April 2004. From June 1998 to June 2000, Mr. Mueller was our Associate Counsel. Mr. Mueller announced his resignation from the Company effective September 30, 2004.

Dante C. Parrini became Senior Vice President and General Manager in January 2003. From December 2000 until January 2003, Mr. Parrini was Vice President — Sales and Marketing. From July 2000 to December 2000, he was Vice President — Sales and Marketing, Glatfelter Division and Corporate Strategic Marketing. From June 1999 to July 2000, he was Vice President — Sales and Marketing, Glatfelter Division. From August 1998 to June 1999, he was National Sales and Marketing Manager, Glatfelter Division.

C. Matthew Smith has served as Vice President and Treasurer since December 2003. From September 2001 to December 2003, Mr. Smith served as Corporate Controller. From June 2000 to September 2001, Mr. Smith was Chief Financial Officer and continued to serve as Assistant Secretary. From December 1999 to June 2000, he was Assistant Secretary and Vice President — Finance. From December 1998 to December 1999, he was Vice President — Finance.

John C. van Roden, Jr. has served as Senior Vice President and Chief Financial Officer since April 2003. From September 1998 to September 2002, Mr. van Roden was Senior Vice President and Chief Financial Officer of Conectiv of Wilmington, DE. Mr. van Roden is a Director of HB Fuller Company and Ascendant Capital Partners, LLC.

William T. Yanavitch II became Vice President — Human Resources in July 2000. From October 1998 to July 2000, Mr. Yanavitch was Director of Human Resources for the Ceramco and Trubyte Divisions of Dentsply.

      Officers are elected to serve at the pleasure of the Board of Directors. Except in the case of officers elected to fill a new position or a vacancy occurring at some other date, officers are generally elected at the organizational meeting of the Board of Directors held immediately after the annual meeting of shareholders.

      In addition to the above executive officers of our Company, the following individuals serve in a significant capacity with business unit responsibilities and/or policy-making responsibilities:

William W. Beible, Jr. is our Vice President Business Improvement. In this capacity, Mr. Beible is responsible for program management of all significant corporate projects including the North American Restructuring Program. Other key responsibilities include corporate information technology and leadership of sustainable business improvement efforts. Mr. Beible joined Glatfelter in May 2003.

John R. Blind serves as our Director of Manufacturing — Specialty Papers. Mr. Blind has over 22 years of experience with our company in various capacities including Director of Manufacturing North America, Mill Manager of our Neenah facility, production management and other technical and engineering related positions.

Timothy R. Hess is our Director of Specialty Papers Business. Prior to being promoted to this position in January 2004, Mr. Hess was our Engineered Products Business Unit Director. Since joining Glatfelter in 1994, Mr. Hess has held various technical, manufacturing, sales and business development positions in the specialty papers arena.

Werner A. Ruckenbrod is Vice President — Long Fiber & Overlay Papers with responsibilities for the operations and performance of this business unit. Mr. Ruckenbrod joined our subsidiary, S&H, in 1984. Since joining our Company, Mr. Ruckenbrod has held various production related positions.

Mark A. Sullivan joined our Company in December 2003, as Chief Procurement Officer. Mr. Sullivan’s experience includes a broad array of operations and supply chain management responsibilities during 20 years with the DuPont Company. He served with T-Mobile USA as an independent contractor during 2003, and Concur Technologies from 1999 until 2002.

Independence of Board Members

      Each of our directors other than Messrs. Glatfelter and Stewart qualify as “independent” in accordance with the published listing requirements of the New York Stock Exchange. The New York Stock Exchange independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, as further required by New York Stock Exchange rules, the Board and the nominating and corporate governance committee have each made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the Company with regard to each director’s business and personal activities as they may relate to us and our management.

Committees of Our Board

      Our Board currently has, and appoints the members of, audit, compensation, finance and the nominating and corporate governance committees. Each member of the audit, compensation and nominating and corporate governance committees is an independent director in accordance with New York Stock Exchange standards. In addition, as required by New York Stock Exchange rules, each member of the audit committee qualifies as “independent” under special standards established by the SEC for members of audit committees.

      Audit Committee. The audit committee assists our Board in its oversight of Glatfelter’s financial reporting practices, internal controls and audit functions and compliance with Glatfelter’s Code of Business Conduct, and is solely and directly responsible for the appointment, retention, compensation, oversight and evaluation of the work of our independent auditors. The audit committee assists our Board in fulfilling its responsibilities with respect to the general oversight of our financial accounting and reporting, systems of internal control, and all audit processes and results. Our management has primary responsibility for preparing our financial statements, as well as our financial reporting process.

      Compensation Committee. The compensation committee determines the compensation of our Chief Executive Officer and the base salaries of all of our other officers and recommends to the Board for approval bonus, profit sharing, equity and other compensation of our other officers. The committee also reviews and reassesses annually the compensation paid to non-employee directors for their service on our Board and on committees of our Board and recommends any changes to such compensation to the Board. In addition, the committee authorizes all stock option and other equity based awards to employees under our stock option and equity incentive plan.

      Finance Committee. The finance committee is responsible for overseeing the management of Glatfelter’s financial affairs. In particular, the finance committee is responsible for such matters as the oversight of our budgeting process, the review of certain capital expenditures, making recommendations to our Board with respect to dividend payments, oversight of our pension plans and other matters important to the operation of our Company.

      Nominating and Corporate Governance Committee. The nominating and corporate governance committee reviews and reports to our Board on a periodic basis with regard to matters of corporate governance. This committee also makes recommendations to our Board regarding the size and composition of our Board. The nominating and corporate governance committee is responsible for reviewing with our Board from time to time the appropriate skills and characteristics required of Board members in the context of the current size and make-up of our Board. This assessment includes issues of diversity and other factors such as professional or business experience and qualifications. These factors, and any other qualifications considered useful by the committee, are reviewed in the context of an assessment of the perceived needs of our Board at a particular point in time. As a result, the priorities and emphasis of the nominating and corporate governance committee and of our Board may change from time to time to take into account changes in business and other trends, and the portfolio of skills and experience of current and prospective Board members. The nominating and corporate governance committee establishes procedures for the nomination process, recommends candidates for election to our Board and also nominates officers for appointment by our Board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      George H. Glatfelter II, our Chairman and Chief Executive Officer, is a member of the Glatfelter Family and is the co-trustee with PNC Bank of a trust which holds 480,000 shares and will offer for sale 240,000 shares in this offering. He does not have voting or dispositive power with respect to any of the other shares being offered by the selling shareholders and is not the primary beneficiary of any of the trusts which are selling shares in this offering. PNC Bank, as trustee, however, has discretion to pay a portion of the income to George H. Glatfelter II from the following three trusts, which own a total of 475,276 shares of the Company: the Trust under Deed of Philip H. Glatfelter dated December 8, 1955; the Trust under Deed of Philip H. Glatfelter dated September 19, 1939, as appointed by Cassandra McC. Glatfelter; and Trust III under Deed of Cassandra McC. Glatfelter dated August 10, 1945, as amended. These trusts are offering for sale a total of 315,205 shares in this offering. In addition, Mr. Glatfelter, together with Ronald J. Naples and J. Robert Hall, has been appointed by our Board of Directors to a committee which will make final determinations regarding whether to proceed with this offering and the terms thereof.

      George H. Glatfelter, the father of George H. Glatfelter II, is the beneficiary, a trustee or other beneficial owner with respect to trusts that are offering for sale a total of 3,555,879 shares in this offering. Mr. Glatfelter is a retired officer of Glatfelter and served on our Board of Directors from 1970 until 2002.

      Patricia G. Foulkrod, a member of the Glatfelter Family and first cousin of George H. Glatfelter II, served on our Board of Directors from 1999 until 2003. Ms. Foulkrod is a beneficiary or trustee of trusts that are offering for sale a total of 802,424 shares in this offering.

      PNC Bank, National Association serves as a trustee or co-trustee for all of the trusts of the Glatfelter Family selling shares in this offering, except for the Probasco Family Living Trust and the Karen E. Glatfelter Revocable Trust under Deed dated 2/4/04. Also, the shares of the Company owned by Janet V. Eyster, the Karen E. Glatfelter Revocable Trust under Deed dated 2/4/04 and the Probasco Family Living Trust are currently held in investment accounts through PNC Bank and PNC Bank has the power to vote the shares held in such accounts. In addition, Mr. Smoot, one of our directors, was President and Chief Executive Officer until December 2000, and had been Regional Chairman until September 2002, of PNC Bank, National Association, Philadelphia/ South Jersey markets. PNC Bank, National Association, an indirect subsidiary of PNC Financial Services Group, Inc., has a banking relationship with us and provides general banking services and credit facilities. PNC Bank is one of four lending institutions under a $125.0 million Credit Agreement dated June 24, 2002, which is used to finance the Company’s working capital needs. PNC Bank’s committed share of this credit facility is $32.5 million. As of June 30, 2004, our borrowing under the Credit Agreement was approximately $27.5 million. PNC Bank’s portion of this loan was approximately $6.9 million. All transactions between us and PNC Bank have been made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

PRINCIPAL AND SELLING SHAREHOLDERS

      The table sets forth certain information as of July 31, 2004 (except as otherwise noted) regarding beneficial ownership of shares of our common stock prior to and after the offering, assuming no exercise of the underwriters’ over-allotment option, by (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) the selling shareholders, (iii) each of our directors and executive officers and (iv) all of our directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of July 31, 2004 are deemed issued and outstanding. These shares, however, are not deemed outstanding for purposes of computing percentage ownership of each other shareholder.

				Shares of Common Stock
	Shares of Common Stock			Beneficially Owned After
	Beneficially Owned Before			Completion of the
	the Offering(2)		Number of	Offering(2)
			Shares
	Number of	Percentage	Offered for	Number of	Percentage
Name of Beneficial Owner(1)	Shares	of Common Stock	Sale	Shares	of Common Stock

Principal Shareholders
The PNC Financial Services Group, Inc. (formerly PNC Bank Corp.)(3)	14,780,960	33.7%	8,000,000	6,780,960	15.5%
G. H. Glatfelter(4)	3,787,887	8.6%	2,227,967	1,559,920	3.6%
Barclays Global Investors, NA.(5)	2,938,803	6.7%	—	2,938,803	6.7%
Dimensional Fund Advisors Inc.(6)	2,702,100	6.2%	—	2,702,100	6.2%
Capital Group International, Inc.(7)	2,619,900	6.0%	—	2,619,900	6.0%

Selling Shareholders(8)
GLT Family Scholarship Foundation	2,081	*	1,380	701	*
Janet V. Eyster	16,933	*	11,230	5,703	*
Karen E. Glatfelter Revocable Trust under Deed dated 2/4/04	7,610	*	5,047	2,563	*
L. Romaine Glatfelter Trust No. 12	191,394	*	126,933	64,461	*
L. Romaine Glatfelter Trust No. 13	191,394	*	126,933	64,461	*
L. Romaine Glatfelter Trust No. 14	191,394	*	126,933	64,461	*
L. Romaine Glatfelter Trust No. 24	337,680	*	223,950	113,730	*
L. Romaine Glatfelter Trust No. 25	337,680	*	223,950	113,730	*
L. Romaine Glatfelter Trust No. 26	337,680	*	223,950	113,730	*
L. Romaine Glatfelter 2/Charitable Trust	17,000	*	11,274	5,726	*

				Shares of Common Stock
	Shares of Common Stock			Beneficially Owned After
	Beneficially Owned Before			Completion of the
	the Offering(2)		Number of	Offering(2)
			Shares
	Number of	Percentage	Offered for	Number of	Percentage
Name of Beneficial Owner(1)	Shares	of Common Stock	Sale	Shares	of Common Stock

Mellie I. Glatfelter 2/Charitable Trust	17,000	*	11,274	5,726	*
Probasco Family Living Trust (9)	246,242	*	163,309	82,933	*
T/D Mellie I. Glatfelter Trust No. 21	239,652	*	158,938	80,714	*
T/D Mellie I. Glatfelter Trust No. 22	239,652	*	158,938	80,714	*
T/D Mellie I. Glatfelter Trust No. 23	239,652	*	158,938	80,714	*
Trust under Deed of Anne M. Glatfelter dated 7/21/48, as amended, I #	30,040	*	19,923	10,117	*
Trust under Deed of Anne M. Glatfelter dated 7/21/48, as amended, II #	33,540	*	22,244	11,296	*
Trust under Deed of Cassandra E. Savitz dated 12/18/87	1,409,609	3.2%	704,805	704,804	1.6%
Trust under Deed of Cassandra McC. Glatfelter dated 8/10/45, Amended, as apptd by PHG III, I	36,859	*	24,445	12,414	*
Trust under Deed of Cassandra McC. Glatfelter dated 8/10/45, apptd by PHG III, II	36,859	*	24,445	12,414	*
Trust under Deed of Cassandra McC. Glatfelter dated 8/10/45, as amended, I #	39,306	*	19,653	19,653	*
Trust under Deed of Cassandra McC. Glatfelter dated 8/10/45, as amended, II #	39,306	*	13,102	26,204	*
Trust under Deed of Cassandra McC. Glatfelter dated 8/10/45, as amended, III #	26,204	*	17,379	8,825	*
Trust under Deed of Cassandra McC. Glatfelter dated 8/10/45, as amended, IV #	24,204	*	16,052	8,152	*
Trust under Deed of Cassandra McC Glatfelter dated 8/10/45, as amended, V #	26,204	*	17,379	8,825	*
Trust under Deed of Cassandra McC. Glatfelter dated 8/10/45, as apptd by TMcCG	78,612	*	52,136	26,476	*
Trust under Deed of Elizabeth G. Kegler dated 10/27/74, as amended	876,980	2.0%	581,617	295,363	*

				Shares of Common Stock
	Shares of Common Stock			Beneficially Owned After
	Beneficially Owned Before			Completion of the
	the Offering(2)		Number of	Offering(2)
			Shares
	Number of	Percentage	Offered for	Number of	Percentage
Name of Beneficial Owner(1)	Shares	of Common Stock	Sale	Shares	of Common Stock

Trust under Deed of Elizabeth G. Rosenmiller dated 7/7/87 I	6,500	*	4,311	2,189	*
Trust under Deed of Elizabeth G. Rosenmiller dated 7/7/87 II	11,512	*	7,634	3,878	*
Trust under Deed of Elizabeth G. Rosenmiller dated 7/7/87 III	11,927	*	7,910	4,017	*
Trust under Deed of Elizabeth G. Rosenmiller dated 7/7/87 IV	16,202	*	10,745	5,457	*
Trust under Deed of Elizabeth G. Rosenmiller dated 7/22/87 I	1,000	*	663	337	*
Trust under Deed of Elizabeth G. Rosenmiller dated 7/22/87 II	1,000	*	663	337	*
Trust under Deed of Elizabeth G. Rosenmiller dated 11/5/92 I #	28,000	*	14,000	14,000	*
Trust under Deed of Elizabeth G. Rosenmiller dated 11/5/92 II #	28,000	*	9,333	18,667	*
Trust under Deed of George H. Glatfelter dated 1/12/51, as amended #	631,017	1.4%	300,000	331,017	*
Trust under Deed of George H. Glatfelter dated 10/19/76 #	480,000	1.1%	240,000	240,000	*
Trust under Deed of George H. Glatfelter dated 12/12/89 I	2,702	*	1,792	910	*
Trust under Deed of George H. Glatfelter dated 12/12/89 II#	5,682	*	3,769	1,913	*
Trust under Deed of George H. Glatfelter dated 12/12/89 III#	5,682	*	3,769	1,913	*
Trust under Deed of Irene G. Fegley dated 7/16/79 I	6,075	*	4,029	2,046	*
Trust under Deed of Irene G. Fegley dated 7/16/79 II	4,422	*	2,933	1,489	*
Trust under Deed of Julius Berkowitz dated 3/6/89	5,857	*	3,885	1,972	*
Trust under Deed of Katherine G. Costello dated 1/2/69, as amended	800,482	1.8%	400,241	400,241	*
Trust under Deed of Katherine G. Costello dated 12/3/87 I	1,954	*	1,296	658	*

				Shares of Common Stock
	Shares of Common Stock			Beneficially Owned After
	Beneficially Owned Before			Completion of the
	the Offering(2)		Number of	Offering(2)
			Shares
	Number of	Percentage	Offered for	Number of	Percentage
Name of Beneficial Owner(1)	Shares	of Common Stock	Sale	Shares	of Common Stock

Trust under Deed of Katherine G. Costello dated 12/3/87 II	1,954	*	1,296	658	*
Trust under Deed of Katherine G. Costello dated 12/3/87 III	1,954	*	1,296	658	*
Trust under Deed of Katherine G. Costello dated 9/12/95/GST exempt	34,280	*	22,735	11,545	*
Trust under Deed of Katherine H. Glatfelter dated 1/14/28, as amended	31,452	*	20,859	10,593	*
Trust under Deed of L Romaine Glatfelter dated 9/24/29	270,144	*	179,161	90,983	*
Trust under Deed of L Romaine Glatfelter dated 9/27/29 as apptd by William L. Glatfelter	243,816	*	161,700	82,116	*
Trust under Deed of Mellie I. Glatfelter dated 9/27/29, as apptd by William L. Glatfelter	191,712	*	127,144	64,568	*
Trust under Deed of Patricia G. Foulkrod dated 12/28/65, as amended	896,710	2.0%	594,703	302,007	*
Trust under Deed of Paul J. Costello dated 12/3/87 I #	2,000	*	1,000	1,000	*
Trust under Deed of Paul J. Costello dated 12/3/87 II #	3,500	*	1,750	1,750	*
Trust under Deed of Paul J. Costello dated 12/3/87 III #	4,500	*	2,250	2,250	*
Trust under Deed of Paul J. Costello dated 12/3/87 IV #	4,500	*	2,250	2,250	*
Trust under Deed of Philip H. Glatfelter 9/19/39, apptd by C McC. Glatfelter I #	4,850	*	2,425	2,425	*
Trust under Deed of Philip H. Glatfelter 9/19/39, apptd by C McC. Glatfelter II #	4,850	*	1,617	3,233	*
Trust under Deed of Philip H. Glatfelter dated 12/8/55	439,368	1.0%	291,391	147,977	*
Trust under Deed of Philip H. Glatfelter dated 12/8/55 as supplemented by LRG & apptd by PHG I, I	219,636	*	145,663	73,973	*

				Shares of Common Stock
	Shares of Common Stock			Beneficially Owned After
	Beneficially Owned Before			Completion of the
	the Offering(2)		Number of	Offering(2)
			Shares
	Number of	Percentage	Offered for	Number of	Percentage
Name of Beneficial Owner(1)	Shares	of Common Stock	Sale	Shares	of Common Stock

Trust under Deed of Philip H. Glatfelter dated 12/8/55 supplemented by LRG & apptd by PHG I, II	219,636	*	145,663	73,973	*
Trust under Deed of Philip H. Glatfelter dated 4/23/54, as amended, I #	90,096	*	45,048	45,048	*
Trust under Deed of Philip H. Glatfelter dated 4/23/54, as amended, II #	90,096	*	30,032	60,064	*
Trust under Deed of Philip H. Glatfelter dated 12/8/55, as appt by Theodore McC. Glatfelter	439,272	1.0%	291,328	147,944	*
Trust under Deed of Philip H. Glatfelter dated 9/19/39, apptd by CMcCG & PHG III, I	4,238	*	2,811	1,427	*
Trust under Deed of Philip H. Glatfelter dated 9/19/39, apptd by CMcCG & PHG III, II	4,238	*	2,811	1,427	*
Trust under Deed of Philip H. Glatfelter dated 9/19/39, as apptd by Cassandra McC Glatfelter #	9,704	*	6,435	3,269	*
Trust under Deed of Philip H. Glatfelter dated 9/19/39 as apptd by CMcCG & TMcCG	9,700	*	6,433	3,267	*
Trust under Deed of Philip H. Glatfelter, III dated 11/14/89 I #	9,468	*	6,279	3,189	*
Trust under Deed of Philip H. Glatfelter, III dated 11/14/89 II #	9,468	*	6,279	3,189	*
Trust under Deed of Philip H. Glatfelter, III dated 11/14/89 III #	9,468	*	6,279	3,189	*
Trust under Deed of Philip H. Glatfelter, III dated 12/21/76	24,000	*	15,917	8,083	*
Trust under Deed of Philip H. Glatfelter IV dated 7/24/79#	600	*	398	202	*
Trust under Deed of Sherry M. Glatfelter dated 2/1/88	7,453	*	4,943	2,510	*

				Shares of Common Stock
	Shares of Common Stock			Beneficially Owned After
	Beneficially Owned Before			Completion of the
	the Offering(2)		Number of	Offering(2)
			Shares
	Number of	Percentage	Offered for	Number of	Percentage
Name of Beneficial Owner(1)	Shares	of Common Stock	Sale	Shares	of Common Stock

Trust under Deed of Theodore McC. Glatfelter dated 4/7/41, as amended (marital) #	578,795	1.3%	289,397	289,398	*
Trust under Deed of Theodore McC. Glatfelter dated 4/7/41, as amended (GST) #	57,700	*	28,850	28,850	*
Trust under Deed of Theodore McC. Glatfelter dated 12/17/76 #	71,600	*	35,800	35,800	*
Trust under Deed of Theodore McC. Glatfelter dated 4/7/41, as amended 5/6/87 #	166,085	*	83,042	83,043	*
Trust under Deed of William L. Glatfelter dated 9/27/29	977,856	2.2%	648,518	329,338	*
Trust under Deed of William L. Glatfelter III dated 2/1/88 #	1,754	*	1,163	591	*
Trust under Deed of William M. Eyster II	1,403,676	3.2%	467,892	935,784	2.1%
WLG Charitable Foundation	81,893	*	54,312	27,581	*

Directors and Executive Officers
K. A. Dahlberg(10)	7,348	*	—	7,348	*
N. DeBenedictis(11)	18,348	*	—	18,348	*
G. H. Glatfelter II(12)	910,919	2.1%	240,000	670,919	1.5%
J. R. Hall(10)	7,348	*	—	7,348	*
R.C. Ill	528	*	—	528	*
J. P. Jacunski	—	—	—	—	—
M. A. Johnson II(13)	25,428	*	—	25,428	*
M.R. Mueller(14)	24,095	*	—	24,095	*
R. J. Naples(15)	7,500	*	—	7,500	*
D. C. Parrini(16)	53,257	*	—	53,257	*
C. M. Smith(17)	64,261	*	—	64,261	*
R. L. Smoot(18)	14,848	*	—	14,848	*
L. C. Stewart(19)	7,348	*	—	7,348	*
J. C. van Roden, Jr.(20)	11,000	*	—	11,000	*
W. T. Yanavitch II(21)	25,730	*	—	25,730	*
All directors and executive officers as a group	1,177,958	2.7%	240,000	937,958	2.1%

*	Represents less than 1%.

(1)	Unless otherwise indicated, the address for each principal shareholder and each of our directors and executive officers is 96 S. George Street, Suite 500, York, Pennsylvania 17401.

(2)	For purposes of the table, shares of common stock are considered beneficially owned by a person if such person has or shares voting or investment power with respect to such stock. As a result, more than one person may beneficially own the same security and, in some cases, the same shares are listed opposite more than one name in the table.

(3)	The following table sets forth The PNC Financial Services Group, Inc.’s voting and dispositive power regarding the shares of Glatfelter that PNC beneficially owns.

No. of Shares

Sole voting power	12,044,258
Shared voting power	2,663,902

Total voting power	14,708,160

Sole dispositive power	11,169,654
Shared dispositive power	3,582,120

Total dispositive power	14,751,774

The amounts specified for shared voting power and shared investment power both include 717,933 shares held by PNC Bank, National Association, or PNC Bank, as co-trustee with G. H. Glatfelter, and 480,000 shares held by PNC Bank as co-trustee with G. H. Glatfelter II. The PNC Financial Services Group, Inc. beneficially owns all of the shares being offered for sale by the selling shareholders in this offering. All shares beneficially held by The PNC Financial Services Group, Inc. are also considered to be beneficially held by its subsidiary, PNC Bancorp, Inc., and by PNC Bank, a subsidiary of PNC Bancorp, Inc. The address of The PNC Financial Services Group, Inc. is Fifth Avenue & Wood Street, Pittsburgh, Pennsylvania 15265.

(4)	Represents (i) 6,000 shares issuable upon the exercise of options; (ii) 717,933 shares held as co-trustee with PNC Bank; 905,477 shares (of which 635,333 shares are also included in the number of shares which he holds as co-trustee) which G. H. Glatfelter has the right to withdraw from certain trusts of which PNC Bank is trustee; and (iii) 2,793,810 shares which G. H. Glatfelter has the right, on certain conditions, to purchase from certain trusts of which PNC Bank is trustee. The address of George H. Glatfelter is c/o PNC Bank, National Association, 1600 Market Street, Philadelphia, Pennsylvania 19103.

(5)	Represents 2,938,803 shares beneficially owned, as of December 31, 2003, by Barclays Global Investors, NA. and certain other entities, which include “banks” as defined in Section 3(a)(6)
of the Securities Exchange Act of 1934 and an investment adviser in accordance with Section 240.13d(b)(1)(ii)(E) of the Investment Advisers Act of 1940 filing together. Barclays Global Investors, NA. and the other entities are holding these shares in trust accounts for the economic benefit of the beneficiaries of those accounts. The 2,938,803 shares include 2,658,675 shares with respect to which Barclays Global Investors, NA. and the other entities have sole power to vote or to direct the vote of and sole power to dispose of or to direct the disposition of. The address of Barclays Global Investors, NA. is 45 Fremont Street, San Francisco, California 94105.

(6)	Represents 2,702,100 shares beneficially owned, as of December 31, 2003, by Dimensional Fund Advisors Inc. Dimensional Fund Advisors, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the “Funds.” In its role as investment adviser or manager, Dimensional Fund Advisors possesses voting and/or investment power over shares that are owned by the Funds. All

2,702,100 shares are owned by the Funds. Dimensional Fund Advisors disclaims beneficial ownership of such shares. The address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(7)	Represents 2,619,900 shares beneficially owned, as of December 31, 2003, by Capital Group International, Inc., or CGI, the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over these shares. The investment management companies, which include a “bank” as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients, which include registered investment companies and institutional accounts. CGI does not have investment power or voting power over any of the 2,619,900 shares and holds them solely for investment purposes in the ordinary course of business. The address of Capital Group International, Inc. is 11100 Santa Monica Boulevard, Los Angeles, California 90025.

(8)	Except for the Probasco Family Living Trust, the Karen E. Glatfelter Revocable Trust under Deed dated 2/4/04 and the trusts next to which a “#” appears in the table above, PNC Bank is sole trustee of each of the trusts offering for sale shares in the offering and has sole voting and dispositive power with respect to the shares held by the trusts. For each of the trusts marked with a “#”, PNC Bank acts as a co-trustee with certain members of the Glatfelter Family. The following table sets forth PNC Bank’s co-trustees:

Co-Trustee(s)	Trust

Cassandra E. Savitz	Trust under Deed of Cassandra McC. Glatfelter dated 8/10/45, as amended, I
Trust under Deed of Elizabeth G. Rosenmiller dated 11/5/92 I
Trust under Deed of Philip H. Glatfelter 9/19/39, apptd by C. McC. Glatfelter I
Trust under Deed of Philip H. Glatfelter dated 4/23/54, as amended, I
Elizabeth Glatfelter	Trust under Deed of Anne M. Glatfelter dated 7/21/48, as amended, I
Trust under Deed of Philip H. Glatfelter, III dated 11/14/89 I
George H. Glatfelter	Trust under Deed of Cassandra McC. Glatfelter dated 8/10/45, as amended, III
Trust under Deed of Cassandra McC. Glatfelter dated 8/10/45, as amended, IV
Trust under Deed of Cassandra McC. Glatfelter dated 8/10/45, as amended, V
Trust under Deed of George H. Glatfelter dated 1/12/51, as amended
Trust under Deed of Philip H. Glatfelter dated 9/19/39, as apptd by Cassandra McC. Glatfelter
Trust under Deed of Philip H. Glatfelter IV dated 7/24/79
George H. Glatfelter II	Trust under Deed of George H. Glatfelter dated 10/19/76
Katherine G. Costello & Emily G. Bateman	Trust under Deed of Paul J. Costello dated 12/3/87 IV
Katherine G. Costello & Jeffrey R. Costello	Trust under Deed of Paul J. Costello dated 12/3/87 I
Katherine G. Costello & Katherine G. Minchin	Trust under Deed of Paul J. Costello dated 12/3/87 II
Katherine G. Costello & Sara R. Glatfelter	Trust under Deed of Paul J. Costello dated 12/3/87 III

Co-Trustee(s)	Trust

Katherine K. Glatfelter	Trust under Deed of Theodore McC. Glatfelter dated 4/7/41, as amended (marital)
Trust under Deed of Theodore McC. Glatfelter dated 4/7/41, as amended (GST)
Trust under Deed of Theodore McC. Glatfelter dated 12/17/76
Trust under Deed of Theodore McC. Glatfelter dated 4/7/41, as amended 5/6/87
Patricia G. Foulkrod	Trust under Deed of Anne M. Glatfelter dated 7/21/48, as amended, II
Trust under Deed of Philip H. Glatfelter, III dated 11/14/89 II
Trust under Deed of Philip H. Glatfelter, III dated 11/14/89 III
William M. Eyster, II	Trust under Deed of Cassandra McC. Glatfelter dated 8/10/45, as amended, II
Trust under Deed of Elizabeth G. Rosenmiller dated 11/5/92 II
Trust under Deed of Philip H. Glatfelter 9/19/39, apptd by C. McC. Glatfelter II
Trust under Deed of Philip H. Glatfelter dated 4/23/54, as amended, II
Susan M.G. Messersmith	Trust under Deed of George H. Glatfelter dated 12/12/89 II
Trust under Deed of George H. Glatfelter dated 12/12/89 III
Sherry M. Glatfelter	Trust under Deed of William L. Glatfelter III dated 2/1/88

Sherry M. Glatfelter, Karen E. Glatfelter and William L. Glatfelter, III act as co-trustees of the Karen E. Glatfelter Revocable Trust under Deed dated 2/4/04. In addition, the shares of the Company owned by Janet V. Eyster, the Karen E. Glatfelter Revocable Trust under Deed dated 2/4/04 and the Probasco Family Living Trust are currently held in investment accounts through PNC Bank and PNC Bank has the power to vote the shares held in such accounts. Unless otherwise indicated, the address for each selling shareholder is c/o PNC Bank, National Association, 1600 Market Street, Philadelphia, Pennsylvania 19103.

(9)	Robert Probasco and Peggy Gitt act as co-trustees with respect to the Probasco Family Living Trust. PNC Bank does not have dispositive power with respect to the shares held by the Probasco Family Living Trust.

(10)	Represents (i) 2,348 shares directly owned and (ii) 5,000 shares issuable upon exercise of options.

(11)	Represents (i) 7,348 shares directly owned and (ii) 11,000 shares issuable upon exercise of options.

(12)	Represents (i) 13,663 shares directly owned and (ii) 417,256 shares issuable upon exercise of options and (iii) 480,000 shares held as co-trustee with PNC Bank of the Trust under Deed of George H. Glatfelter dated 10/19/76, which is offering for sale 240,000 shares in this offering. In addition, PNC Bank, as trustee, has discretion to pay a portion of the income to G. H. Glatfelter II from the following three trusts: the Trust under Deed of Philip H. Glatfelter dated December 8, 1955, the Trust under Deed of Philip H. Glatfelter dated September 19, 1939, as appointed by Cassandra McC. Glatfelter, and Trust III under Deed of Cassandra McC. Glatfelter dated August 10, 1945, as amended.

(13)	Represents (i) 12,892 shares directly owned and (ii) 11,000 shares issuable upon exercise of options and (iii) 1,536 shares owned by his wife, as to which Mr. Johnson disclaims beneficial ownership.

(14)	Represents (i) 370 shares directly owned and (ii) 23,725 shares issuable upon exercise of options.

(15)	Represents (i) 1,000 shares directly owned and (ii) 6,500 shares issuable upon exercise of options.

(16)	Represents (i) 1,086 shares directly owned and (ii) 52,171 shares issuable upon exercise of options.

(17)	Represents (i) 4,684 shares directly owned and (ii) 59,577 shares issuable upon exercise of options.

(18)	Represents (i) 3,848 shares directly owned and (ii) 11,000 shares issuable upon exercise of options.

(19)	Represents (i) 2,348 shares directly owned and (ii) 5,000 shares issuable upon exercise of options.

(20)	Represents 11,000 shares issuable upon exercise of options.

(21)	Represents 25,730 shares issuable upon exercise of options.

SHARES ELIGIBLE FOR FUTURE SALE

      We cannot predict what effect, if any, market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could materially and adversely affect the trading price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity related securities at a time and price that we deem appropriate.

      As of the close of business on August 31, 2004, we had outstanding an aggregate of 43,882,744 shares of common stock. This offering will not affect the number of our outstanding shares. All the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “Affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below.

Rule 144

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of then-outstanding shares of common stock, which is currently 438,827 shares; and,

•	the average weekly trading volume in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement under the Securities Act, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Lock-Up Agreements

      The selling shareholders, certain holders of shares of our common stock held by or for the benefit of Glatfelter Family members and our directors and officers have entered into lock-up agreements. See “Underwriting” included elsewhere in this prospectus.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated September 21, 2004 the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse First Boston LLC	5,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,000,000

Total	8,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      The selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,200,000 additional shares from the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.363 per share. The underwriters and selling group members may allow a discount of $0.100 per share on sales to other broker/ dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Expenses payable by us	$0.010	$0.009	$85,000	$85,000
Underwriting discounts and commissions paid by selling shareholders	$0.605	$0.605	$4,840,000	$5,566,000
Expenses payable by the selling shareholders	$0.098	$0.085	$786,000	$786,000

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options or awards of restricted stock outstanding on the date hereof or pursuant to our incentive and benefit plans.

      Our officers, directors, selling shareholders and a non-selling shareholder, whom collectively we refer to as the Restricted Group in this prospectus, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus, other than transactions by any person relating to shares of common stock or our other securities acquired in open market transactions after the date of this prospectus. Within the 180 day period after the date of this prospectus, the Restricted Group may sell or otherwise dispose of shares of our common stock if, during that period, the Company (i) enters into certain corporate transactions such that shares of our common stock held by the Restricted Group would become exchangeable for consideration pursuant to such corporate transaction, or (ii) a fully financed tender offer for our common stock is made. In each case, the relevant shares of our common stock will only be released from the restrictions described above, to the extent that such shares are actually exchanged in a qualifying corporate transaction or tendered in response to a fully financed tender offer. In addition to the restrictions described above, the selling shareholders have agreed that they will not make any demand for or exercise any right with respect to, the registration of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock for a period of 365 days after the date of this prospectus.

      We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

      In the ordinary course of business, Credit Suisse First Boston LLC has provided financial advisory, investment banking and general financing and banking services to us from time to time, for which it has received customary compensation. Credit Suisse First Boston LLC and its affiliates may provide such services for us in the future, for which they would receive customary compensation. Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, was engaged from May 2003 to September 2003 as exclusive advisor to PNC Bank as trustee of the various Glatfelter Family trusts to provide financial advisory services. These services included assisting PNC Bank as trustee of the Glatfelter Family trusts in analyzing options for diversifying some or all of the trusts’ holdings in shares of the Company. Merrill Lynch received a monthly retainer fee for these services. Since September 2003, Merrill Lynch has not received a monthly retainer but Merrill Lynch has continued to provide similar services to PNC Bank, as trustee of the Glatfelter Family trusts, and Merrill Lynch may continue to provide similar services in the future for which it would receive customary compensation.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholders in the event that this circular contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania, will pass on the validity of the common stock offered by this prospectus for us. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

      The consolidated financial statements as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and the related financial statement schedule included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, effective January 1, 2002), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited condensed consolidated interim financial information for the periods ended March 31, 2004 and 2003, and June 30, 2004 and 2003, which is incorporated herein by reference and included and incorporated herein by reference, respectively, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

      We are a reporting company and file annual, quarterly and current reports, proxy statements, and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 to register our common stock. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and our common stock offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy the registration statement and any other document we file with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, DC 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at “www.sec.gov.”

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file in the future with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering (other than Current Reports on Form 8-K containing only Regulation FD and/or Regulation G disclosure furnished to the SEC and exhibits relating to such disclosures, unless otherwise specifically stated in any such Current Report on Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, except for “Item 8. Financial Statements and Supplementary Data,” which financial statements and financial statement schedule are included on pages F-2 through F-37 of this prospectus;

•	our Proxy Statement on Schedule 14A filed with the SEC on March 24, 2004;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004;

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004;

•	our Current Report on Form 8-K filed September 1, 2004;

•	our Current Report on Form 8-K filed September 21, 2004; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on October 23, 1998.

      Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies should be directed to us at the address below.

P. H. Glatfelter Company

Attention: Director of SEC Reporting
96 South George Street, Suite 400
York, Pennsylvania 17401
(717) 225-4711
ir@glatfelter.com
www.glatfelter.com

P. H. GLATFELTER COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements and Financial Statement Schedule
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Income for the Years Ended December 31, 2003, 2002 and 2001	F-3
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001	F-5
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2003, 2002 and 2001	F-6
Notes to Consolidated Financial Statements for the Years Ended December 31, 2003, 2002 and 2001	F-7
Financial Statement Schedule — Valuation and Qualifying Accounts — For Each of the Three Years in the Period Ended December 31, 2003	F-37

Unaudited Financial Statements
Unaudited Condensed Consolidated Statements of Income for the Three Months and Six Months Ended June 30, 2004 and 2003	F-38
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2004 and December 31, 2003	F-39
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2004 and 2003	F-40
Notes to Unaudited Condensed Consolidated Financial Statements	F-41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

P. H. Glatfelter Company,

Its Shareholders and Directors:

      We have audited the accompanying consolidated balance sheets of P. H. Glatfelter Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule which appears on page F-37 of this prospectus. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of P. H. Glatfelter Company and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

      As discussed in Note 15 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania

March 10, 2004, except for
Note 20, as to which the date
is June 23, 2004

P. H. GLATFELTER COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,

Dollars in thousands, except per share amounts	2003	2002	2001

Net sales	$533,193	$540,347	$632,602
Energy sales — net	10,040	9,814	9,661

Total revenues	543,233	550,161	642,263
Cost of products sold	463,687	423,880	501,142

Gross profit	79,546	126,281	141,121
Operating expenses
Selling, general and administrative expenses	59,146	53,699	60,225
Restructuring charges	6,983	4,249	—
Unusual items	11,501	(2,008)	60,908
Gains on disposition of plant, equipment and timberlands, net	(32,334)	(1,304)	(2,015)

Total operating expenses	45,296	54,636	119,118

Operating income	34,250	71,645	22,003
Other nonoperating income (expense)
Interest expense	(14,269)	(15,103)	(15,628)
Interest income	1,820	1,571	3,589
Other — net	(1,385)	1,016	1,558

Total other income (expense)	(13,834)	(12,516)	(10,481)

Income from continuing operations before income taxes	20,416	59,129	11,522
Income tax provision	7,430	21,492	4,693

Income from continuing operations	12,986	37,637	6,829
Discontinued operations
Income (loss) from discontinued operations	(513)	(64)	198
Income tax provision (benefit)	(188)	(22)	69

Income (loss) from discontinued operations	(325)	(42)	129

Net income	$12,661	$37,595	$6,958

Basic earnings per share
Income from continuing operations	$0.30	$0.87	$0.16
Loss from discontinued operations	(0.01)	—	—

Net income	$0.29	$0.87	$0.16

Diluted earnings per share
Income from continuing operations	$0.30	$0.86	$0.16
Loss from discontinued operations	(0.01)	—	—

Net income	$0.29	$0.86	$0.16

The accompanying notes are an integral part of these consolidated financial statements.

P. H. GLATFELTER COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31,

Dollars in thousands, except par values	2003	2002

Assets
Current assets
Cash and cash equivalents	$15,566	$32,219
Accounts receivable (less allowance for doubtful accounts: 2003 — $3,115; 2002 — $2,211)	59,882	59,171
Inventories	71,569	69,890
Prepaid expenses and other current assets	24,685	9,401
Assets held for sale	—	4,241

Total current assets	171,702	174,922
Plant, equipment and timberlands — net	542,960	517,053
Other assets	312,357	261,227

Total assets	$1,027,019	$953,202

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt	$806	$795
Short-term debt	5,000	1,028
Accounts payable	31,472	28,866
Dividends payable	3,942	7,638
Environmental liabilities	27,000	—
Other current liabilities	44,250	46,847
Liabilities of discontinued operations	—	1,608

Total current liabilities	112,470	86,782
Long-term debt	248,469	218,709
Deferred income taxes	207,834	183,758
Other long-term liabilities	86,815	90,120

Total liabilities	655,588	579,369
Commitments and contingencies	—	—
Shareholders’ equity
Common stock, $.01 par value; authorized — 120,000,000 shares; issued — 54,361,980 shares (including shares in treasury: 2003 — 10,579,543; 2002 — 10,717,824)	544	544
Capital in excess of par value	40,469	40,798
Retained earnings	484,756	495,278
Accumulated other comprehensive income (loss)	2,690	(3,708)

	528,459	532,912
Less cost of common stock in treasury	(157,028)	(159,079)

Total shareholders’ equity	371,431	373,833

Total liabilities and shareholders’ equity	$1,027,019	$953,202

The accompanying notes are an integral part of these consolidated financial statements.

P. H. GLATFELTER COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

Dollars in thousands	2003	2002	2001

Operating activities
Net income	$12,661	$37,595	$6,958
Income (loss) from discontinued operations	(325)	(42)	129

Income from continuing operations	12,986	37,637	6,829
Adjustments to reconcile to net cash provided by continuing operations:
Depreciation, depletion and amortization	56,029	45,003	44,815
Pension income	(17,149)	(32,648)	(30,678)
Deferred income tax provision	7,779	17,913	13,554
Loss (gain) on dispositions of plant, equipment and timberlands	(32,334)	(1,304)	(2,015)
Unusual items	11,501	(2,008)	60,908
Other	745	1,235	1,681
Change in operating assets and liabilities
Accounts receivable	4,399	5,969	(14,342)
Inventories	3,060	(2,816)	3,824
Other assets and prepaid expenses	(359)	(5,201)	(4,697)
Other liabilities	339	13,926	(15,442)

Net cash provided by continuing operations	46,996	77,706	64,437
Net cash provided (used) by discontinued operations	(244)	332	418

Net cash provided by operating activities	46,752	78,038	64,855
Investing activities
Purchases of plant, equipment and timberlands	(66,758)	(51,108)	(47,805)
Proceeds from disposal of fixed assets	2,892	1,498	2,764
Proceeds from sale of subsidiary, net of cash divested	1,499	—	—
Proceeds from sale of Ecusta	—	—	14,505

Net cash used by investing activities of continuing operations	(62,367)	(49,610)	(30,536)
Net cash used by investing activities of discontinued operations	(60)	(44)	(40)

Net cash used by investing activities	(62,427)	(49,654)	(30,576)
Financing activities
Repayment of debt under previous revolving credit agreement	—	(133,027)	—
Net (repayments of) proceeds from revolving credit facility	(10,124)	68,238	(21,794)
Proceeds from borrowing from SunTrust Financial	34,000	—	—
Payment of dividends	(26,879)	(30,307)	(29,876)
Proceeds from stock options exercised	541	10,491	2,960

Net cash used by financing activities	(2,462)	(84,605)	(48,710)
Effect of exchange rate changes on cash	1,484	490	336

Net change in cash and cash equivalents	(16,653)	(55,731)	(14,095)
Cash and cash equivalents at the beginning of period	32,219	87,950	102,045

Cash and cash equivalents at the end of period	$15,566	$32,219	$87,950

Supplemental cash flow information
Cash paid (received) for
Interest expense	$16,438	$16,420	$16,455
Income taxes	(1,575)	(12,419)	13,385

The accompanying notes are an integral part of these consolidated financial statements.

P. H. GLATFELTER COMPANY and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2003, 2002 and 2001

					Accumulated
			Capital in		Other
	Common		Excess of		Comprehensive		Total
Dollars in thousands, except shares	Shares	Common	Par	Retained	Income	Treasury	Shareholders’
outstanding	Outstanding	Stock	Value	Earnings	(Loss)	Stock	Equity

Balance, January 1, 2001	42,390,772	$544	$41,669	$511,019	$(2,843)	$(177,686)	$372,703
Comprehensive income
Net income				6,958			6,958
Other comprehensive income
Reclassification adjustment for Ecusta sale included in net income, net of tax of $1,042					1,936
Foreign currency translation adjustments					(2,963)
Transition adjustment for interest rate swaps, net of tax of $455					845
Change in market value of interest rate swaps, net of tax of $444					(824)

Other comprehensive income					(1,006)		(1,006)

Comprehensive income							5,952
Cash dividends declared				(29,827)			(29,827)
Delivery of treasury shares
Performance shares	3,489		(9)			52	43
401(k) plans	118,389		(108)			1,746	1,638
Employee stock options exercised — net	237,771		(584)			3,544	2,960

Balance, December 31, 2001	42,750,421	544	40,968	488,150	(3,849)	(172,344)	353,469
Comprehensive income
Net income				37,595			37,595
Other comprehensive income
Foreign currency translation adjustments					162
Change in market value of interest rate swaps, net of tax of $11					(21)

Other comprehensive income					141		141

Comprehensive income							37,736
Tax effect on employee stock options exercised			1,071				1,071
Cash dividends declared				(30,467)			(30,467)
Delivery of treasury shares
Performance shares	4,726		3			70	73
401(k) plans	92,504		19			1,373	1,392
Director compensation	5,705		(1)			69	68
Employee stock options exercised — net	790,800		(1,262)			11,753	10,491

Balance, December 31, 2002	43,644,156	544	40,798	495,278	(3,708)	(159,079)	373,833
Comprehensive income
Net income				12,661			12,661
Other comprehensive income foreign currency translation adjustments					6,398

Other comprehensive income					6,398		6,398

Comprehensive income							19,059
Tax effect on employee stock options exercised			13				13
Cash dividends declared				(23,183)			(23,183)
Delivery of treasury shares
Performance shares	8,369		(13)			124	111
401(k) plans	80,065		(207)			1,188	981
Director compensation	6,560		(21)			97	76
Employee stock options exercised — net	43,287		(101)			642	541

Balance, December 31, 2003	43,782,437	$544	$40,469	$484,756	$2,690	$(157,028)	$371,431

The accompanying notes are an integral part of these consolidated financial statements.

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization

      P. H. Glatfelter Company and subsidiaries (“Glatfelter”) is a manufacturer of specialty papers and engineered products. Headquartered in York, Pennsylvania, our manufacturing facilities are located in Spring Grove, Pennsylvania; Neenah, Wisconsin; Gernsbach, Germany; Scaër, France and the Philippines. Our products are marketed throughout the United States and in many foreign countries, either through wholesale paper merchants, brokers and agents or directly to customers.

2.	Accounting Policies

      Principles of Consolidation The consolidated financial statements include the accounts of Glatfelter and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

      Accounting Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Management believes the estimates and assumptions used in the preparation of these consolidated financial statements are reasonable, based upon currently available facts and known circumstances, but recognizes that actual results may differ from those estimates and assumptions.

      Reclassifications Certain reclassifications have been made to the prior years’ consolidated financial statements, and notes thereto, to conform to those classifications used in the current year.

      Cash and Cash Equivalents We classify all highly liquid instruments with an original maturity of three months or less at the time of purchase as cash equivalents.

      Inventories Inventories are stated at the lower of cost or market. Raw materials and in-process and finished inventories of our domestic manufacturing operations are valued using the last-in, first-out (LIFO) method, and the supplies inventories are valued principally using the average-cost method. Inventories at our foreign operations are valued using a method that approximates average cost.

      Plant, Equipment and Timberlands For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. For income taxes purposes, depreciation is primarily calculated using accelerated methods over lives established by statute or U.S. Treasury Department procedures. Provision is made for deferred income taxes applicable to this difference.

      The range of estimated service lives used to calculate financial reporting depreciation for principal items of plant and equipment are as follows:

Buildings	10–45 Years
Machinery and equipment	7–35 Years
Other	4–40 Years

      All timber costs related to the reforestation process, including interest, taxes, site preparation, planting, fertilization, herbicide application and thinning, are capitalized. After 20 years, the timber is considered merchantable and depletion is computed on a unit rate of usage by growing area based on estimated quantities of recoverable material. For purchases of land tracts with existing timber, inventoried merchantable timber is subject to immediate depletion based upon usage. Costs related to the purchase of pre-merchantable timber are transferred to merchantable timber over a 10-year period, whereupon it is eligible for depletion.

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Estimated timber volume is based upon its current stage in the growth cycle. Growth and yield data is developed through the use of published growth and yield studies as well as our own historical experience. This data is used to calculate volumes for established timber stands. Timber is depleted on an actual usage basis. For purchased timber tracts, a systematic timber inventory is completed and volume is estimated for merchantable timber. Pre-merchantable timber of purchased tracts is estimated based upon its current stage in the growth cycle using growth and yield data.

      Maintenance and repairs are charged to income and major renewals and betterments are capitalized. At the time property is retired or sold, the cost and related reserve are eliminated and any resultant gain or loss is included in income.

      Investment Securities Investments in debt securities are classified as held-to-maturity and recorded at amortized cost in the consolidated balance sheets when we have the positive intent and ability to hold until maturity. At December 31, 2003 and 2002, investments in debt securities classified as held-to-maturity totaled $9.8 million and $10.1 million, respectively, and the noncurrent portion is included in “Other assets” on the consolidated balance sheets.

      Valuation of Long-lived Assets We evaluate long-lived assets for impairment when a specific event indicates that the carrying value of an asset may not be recoverable. Recoverability is assessed based on estimates of future cash flows expected to result from the use and eventual disposition of the asset. If the sum of expected undiscounted cash flows is less than the carrying value of the asset, an impairment loss is recognized. An impairment loss, if any, is recognized for the amount by which the carrying value of the asset exceeds its fair value.

      Income Taxes Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances, if any, are provided when a portion or all of a deferred tax asset may not be realized.

      Treasury Stock Common stock purchased for treasury is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the weighted-average cost basis.

      Foreign Currency Translation Our subsidiaries outside the United States use their local currency as the functional currency. Accordingly, translation gains and losses and the effect of exchange rate changes on transactions designated as hedges of net foreign investments are included as a component of other comprehensive income (loss). Transaction gains and losses are included in income in the period in which they occur.

      Revenue Recognition We recognize revenue on product sales when the customer takes title and assumes the risks and rewards of ownership. Generally, product shipments are designated f.o.b. (free on board) shipping point and accordingly, revenue is recognized at the time the product leaves Glatfelter’s plant of manufacture. We record revenue net of an allowance for customer returns.

      Revenue from energy sales is recognized when electricity is delivered to the customer. Certain costs associated with the production of electricity, such as fuel, labor, depreciation and maintenance are netted against energy sales for presentation on the Consolidated Statements of Income. Costs netted against energy sales totaled $7.7 million, $7.1 million and $6.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. Our current contract to sell electricity generated in excess of our own use expires in the year 2010 and requires that the customer purchase all of our excess electricity up to a certain level. The price for the electricity is determined pursuant to a formula and varies depending upon the amount sold in any given year.

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Environmental Liabilities Accruals for losses associated with environmental obligations are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing legislation and remediation technologies. These accruals are adjusted periodically as assessment and remediation actions continue and/or further legal or technical information develops. Such undiscounted liabilities are exclusive of any insurance or other claims against third parties. Recoveries of environmental remediation costs from other parties, including insurance carriers, are recorded as assets when their receipt is assured beyond a reasonable doubt. We have not recorded any such recoveries.

      Costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs extend the life of the asset, increase its capacity and/or mitigate or prevent contamination from future operations.

      Stock-based Compensation Stock-based compensation is accounted for in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Compensation expense for both restricted stock and performance stock awards is recognized ratably over the performance period based on changes in quoted market prices of Glatfelter stock and the likelihood of achieving the performance goals. This variable plan accounting recognition is due to the uncertainty of achieving performance goals and estimating the number of shares ultimately to be issued. The exercise price of all employee stock options is at least equal to their grant-date market value. Accordingly, no compensation expense is recorded for stock options granted to employees.

      Pro Forma Information No compensation expense has been recognized for the issuance of non-qualified stock options. The weighted-average grant date fair values of options granted during 2003, 2002 and 2001 were $2.72, $2.48 and $3.84, respectively.

      The fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	2003	2002	2001

Risk-free interest rate	3.47%	4.13%	5.57%
Expected dividend yield	5.74	5.15	4.58
Expected volatility	38.9	27.8	29.7
Expected life	6.5 yrs	6.5 yrs	10 yrs

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Had compensation expense for stock options been determined consistent with the fair value method of SFAS No. 123, our net income and earnings per share would have been reduced to the following pro forma amounts:

	Year Ended December 31,

Dollars in thousands, except per share amounts	2003	2002	2001

Net income as reported	$12,661	$37,595	$6,958
Add: stock-based compensation expense included in reported net income, net of tax	346	235	475
Less: stock-based compensation expense determined under fair value based method for all awards, net of tax	(1,808)	(1,420)	(1,989)

Pro forma	$11,199	$36,410	$5,444

Earnings per share
Reported — basic	$0.29	$0.87	$0.16
Pro forma — basic	0.26	0.84	0.13
Reported — diluted	0.29	0.86	0.16
Pro forma — diluted	0.26	0.83	0.13

      Financial Derivatives We account for financial derivatives in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138. This statement requires the recognition of the fair value of any derivative financial instrument on the balance sheet. Changes in fair value of the derivative and, in certain instances, changes in the fair value of an underlying hedged asset or liability, are recognized either through income or as a component of other comprehensive income.

      Earnings Per Share Basic earnings per share are computed by dividing net income by the weighted-average common shares outstanding during the respective periods. Diluted earnings per share are computed by dividing net income by the weighted-average common shares and common share equivalents outstanding during the period. The dilutive effect of common share equivalents is considered in the diluted earnings per share computation using the treasury stock method.

      Fair Value of Financial Instruments The amounts reported on the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, other assets, and short-term debt approximate fair value. Financial derivatives are recorded at fair value. The following table sets forth carrying value and fair value for investment securities and long-term debt:

	2003		2002

Dollars in thousands	Carrying Value	Fair Value	Carrying Value	Fair Value

Investment securities	$9,838	$11,353	$10,124	$11,934
Long-term debt	249,275	262,684	219,504	234,119

3.	Recent Pronouncements

      SFAS No. 143, “Accounting for Asset Retirement Obligations,” was issued in June 2001 and applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. We adopted SFAS No. 143 on January 1, 2003, and it did not impact our consolidated financial position or results of operations.

      SFAS No. 145, “Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections,” was issued April 2002 and was effective for fiscal years beginning after May 15, 2002. This statement, among other things, rescinds the requirement to classify a gain or loss upon the extinguishments

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of debt as an extraordinary item on the income statement. It also requires lessees to account for certain modifications to lease agreements in a manner consistent with sale-leaseback transaction accounting. We adopted SFAS No. 145 on January 1, 2003, and it did not impact our consolidated financial position or results of operations.

      SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued in June 2002 and requires recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement was to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We adopted SFAS No. 146 on January 1, 2003, and it did not impact our consolidated financial position or results of operations.

      In November of 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others” (“FIN No. 45”). FIN No. 45 requires entities to establish liabilities for certain types of guarantees, and expands financial statement disclosures for others. The accounting requirements of FIN No. 45 were effective for guarantees issued or modified after December 31, 2002, and the disclosure requirements were effective for financial statements for interim or annual periods ended after December 15, 2002. The adoption on January 1, 2003, of FIN No. 45 did not have any significant accounting implications for us as all of our commitments and guarantees are on behalf of our subsidiaries.

      SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” was issued in April 2003, and it amends and clarifies accounting for derivative instruments including derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This standard was effective for contracts entered into or modified after June 30, 2003, and its adoption did not have an impact on our consolidated financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires an issuer to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, except for certain provisions that were deferred, and otherwise was effective at the beginning of the third quarter of 2003. Based on the financial instruments we currently use, the adoption of SFAS No. 150 did not impact our financial statements.

4.	Discontinued Operations

      In July 2003, we sold our Wisches, France subsidiary for approximately $2.0 million and the assumption of approximately $1.1 million of debt owed to us by our subsidiary. At closing, we received $1.7 million and the remaining amounts are to be paid in annual installments over two years beginning July 2004. This subsidiary is reported as discontinued operations for all periods presented. Prior to the sale, the underlying assets were recorded at the lower of carrying amount or fair value less cost to sell. Accordingly, loss from discontinued operations for the year ended December 31, 2003, includes a charge of $0.5 million, after tax, to write-down the carrying value of the assets prior to the sale. Revenue included in determining results from discontinued operations totaled $2.6 million and $3.5 million for 2003 and 2002, respectively. This operation was previously reported in the Engineered Products business unit.

5.	Neenah Restructuring

      In September 2003, we announced the decision to permanently shut down a paper making machine and the deinking process at our Neenah, Wisconsin facility. The machines and processes to be abandoned had been primarily supporting our Printing & Converting Paper business unit. The Neenah restructuring

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

was initiated to allow us to reallocate resources to more fully support opportunities in higher growth, more profitable specialty markets. These initiatives, expected to be completed by March 31, 2004, will result in the elimination of approximately 200 positions. The results of operations in 2003 include related pre-tax charges of $13.5 million, of which $6.5 million are reflected in the consolidated income statement as components of cost of products sold, and $7.0 million are reflected as “restructuring charges.” The $6.5 million pre-tax charge relates to accelerated depreciation and an adjustment to net realizable value for spare parts and supplies inventory related to equipment to be abandoned. The $7.0 million pre-tax restructuring charge relates to the curtailment of pension and other retirement benefits, severance and certain benefit continuation costs associated with the termination of employees.

      The following table sets forth information with respect to Neenah restructuring charges:

Year Ended
Dollars in thousands	December 31, 2003

Depreciation on abandoned equipment	$5,974
Severance and benefit continuation	1,874
Pension and other retirement benefits	4,878
Other	768

Total	$13,494

      Additional charges may be required in 2004 depending on the resolution of certain contractual matters.

6.	Restructuring Reserve

      The following table summarizes activity in our Neenah Restructuring reserve:

Neenah
Restructuring

Dollars in thousands	2003

Beginning balance	$—
Amounts accrued	1,754
Payments made	(129)

Ending balance	$1,625

      As of December 31, 2003, the amounts accrued related to the Neenah restructuring represent only those charges that are expected to result in cash payments and primarily consist of severance payments, benefits continuation and medical retirement benefits. The Neenah restructuring charge totaled $13.5 million, of which $6.5 million is non-cash related, and $5.4 million is to be paid out of pension plan assets.

	2002
	Restructuring

Dollars in thousands	2003	2002

Beginning balance	$2,572	$—
Amounts accrued	350	2,572
Payments made	(2,628)	—

Ending balance	$294	$2,572

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The 2002 Restructuring charge related to the reduction of our corporate workforce by 76 positions, including 36 positions eliminated through attrition. The workforce reduction was substantially completed in the first quarter of 2003. Of the $4.2 million charge, $1.7 million related to enhanced pension benefits to be paid out of pension plan assets.

7.	Unusual Items

      Unusual items included charges (gains) of $11.5 million, $(2.0) million and $60.9 million in 2003, 2002 and 2001, respectively.

      2003 Unusual items reflect an $11.5 million charge relating to our former Ecusta Division, which was sold in 2001. Under the Ecusta Division acquisition agreement, we are indemnified for certain liabilities that have been assumed by the buyers. We had previously accrued liabilities related to certain post-retirement benefits, workers compensation claims and vendor payables and established a corresponding receivable due from the buyers. We paid the portion of these liabilities that became due and sought reimbursement from the buyers, which, to date, they have refused. The 2003 charge includes $5.5 million to fully reserve such receivables and an additional $6.0 million related to contingent landfill closure costs at the Ecusta facility.

      2002 Unusual items included a $1.5 million contingent liability related to environmental matters with the Pennsylvania Department of Environmental Protection (“Pennsylvania DEP”). This charge was offset by a $3.5 million gain for the settlement of certain escrow claims, including interest and associated liabilities related to the 1998 acquisition of our Schoeller & Hoesch (“S&H”) subsidiary.

      2001 On August 9, 2001, we completed the sale of the Ecusta Division, including plant and equipment, inventory, accounts receivable and essentially all other operating assets and certain other receivables related to our tobacco papers business. These assets were sold for $22.7 million plus the assumption by the buyer of certain liabilities totaling $21.4 million related to the Ecusta Division’s business. The liabilities assumed by the buyer included accounts payable, accrued expenses and other liabilities related to the operation of the Ecusta Division’s business.

      A calculation of the unusual item related to the 2001 sale of the Ecusta Division is as follows:

Dollars in thousands

	Years Ended
	December 31, 2001

Asset impairment recognized		$(50,000)
Loss recognized upon sale
Consideration received	$44,166
Book value of net assets sold	(61,467)

	(17,301)
Transaction and other costs	(6,095)
Gain on retiree benefit plans	14,988

Loss on disposition excluding impairment charge		(8,408)

Total loss on disposition		$(58,408)

      We also recognized a $2.5 million pretax charge during the second quarter of 2001 related to the settlement of an environmental matter in connection with the Spring Grove facility’s wastewater discharge permit.

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Gain on Sale of Timberlands

      On March 21, 2003, we sold 25,500 acres of timberlands in Maryland (the “Maryland Timberlands”, with a carrying amount of $6.0 million, to a subsidiary of The Conservation Fund (the “Timberland Buyer”). As consideration for the Maryland Timberlands, we received a 10-year note from the Timberland Buyer in the principal amount of $37.9 million (the “Note”), which is included in “Other Assets” in the consolidated balance sheet. The Note bears interest at 3.22% per annum with interest-only payments due in quarterly installments. After five years the interest rate on the Note will be adjusted to the then existing bank prime rate. The Note is secured by a letter of credit issued by a financial institution. Net of transaction fees, a $31.2 million pre-tax gain was recognized from this transaction.

      The Company pledged the Note as collateral under a $34.0 million promissory note payable to SunTrust Financial (the “Note Payable”). The Note Payable bears a fixed rate of interest at 3.82% for five years at which time the Company can elect to renew the obligation.

9.	Earnings Per Share

      The following table sets forth the details of basic and diluted earnings per share (EPS):

In thousands, except per share amounts	2003	2002	2001

Income from continuing operations	$12,986	$37,637	$6,829
Income (loss) from discontinued operations	(325)	(42)	129

Net income	$12,661	$37,595	$6,958

Weighted average common shares outstanding used in basic EPS	43,731	43,396	42,577
Common shares issuable upon exercise of dilutive stock options, restricted stock awards and performance awards	29	395	269

Weighted average common shares outstanding and common share equivalents used in diluted EPS	43,760	43,791	42,846

Basic EPS
Income from continuing operations	$0.30	$0.87	$0.16
Income (loss) from discontinued operations	(0.01)	—	—

Net income	$0.29	$0.87	$0.16

Diluted EPS
Income from continuing operations	$0.30	$0.86	$0.16
Income (loss) from discontinued operations	(0.01)	—	—

Net income	$0.29	$0.86	$0.16

      The following table sets forth options to purchase shares of common stock and the respective weighted-average exercise prices that were outstanding but were not included in the computation of dilutive EPS for the year ended December 31, 2003, because their effect would be anti-dilutive.

In thousands, except exercise price	2003	2002	2001

Options to purchase shares of common stock	1,846	1,996	1,818
Weighted-average exercise price	$15.33	$16.09	$16.98

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Income Taxes

      Income taxes are recognized for the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The effects of income taxes are measured based on effective tax law and rates.

      The provision for income taxes from continuing operations consisted of the following:

	Year Ended December 31,

Dollars in thousands	2003	2002	2001

Current taxes
Federal	$(723)	$1,135	$(8,893)
State	27	18	—
Foreign	347	2,426	32

	(349)	3,579	(8,861)
Deferred taxes
Federal	1,562	12,653	7,777
State	2,950	167	1,604
Foreign	3,267	5,093	4,173

	7,779	17,913	13,554

Total provision for income taxes from continuing operations	$7,430	$21,492	$4,693

      The following are domestic and foreign components of pretax income from continuing operations:

	Year Ended December 31,

Dollars in thousands	2003	2002	2001

United States	$16,968	$38,742	$(525)
Foreign	3,448	20,387	12,047

Total pretax income	$20,416	$59,129	$11,522

      A reconciliation between the income tax provision, computed by applying the statutory federal income tax rate of 35% to income before income taxes, and the actual income tax is as follows:

	Year Ended December 31,

Dollars in thousands	2003	2002	2001

Federal income tax provision at statutory rate	$7,146	$20,695	$4,033
State income taxes, net of federal income tax benefit	1,935	120	1,043
Tax effect of bargain sale	(3,991)	—	—
Tax effect of tax credits	(1,493)	(300)	(100)
Valuation allowance	5,027	—	—
Resolution of tax matters	(1,723)	—	—
Tax effect of exempt earnings of foreign sales corporation	—	—	(33)
Other	529	977	(250)

Income tax provision	$7,430	$21,492	$4,693

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, the sources of deferred income taxes were as follows:

Dollars in thousands	2003	2002

Deferred tax assets:
Reserves	$19,362	$14,145
Compensation	4,952	6,648
Post-retirement benefits	10,448	11,008
Property	168	606
Pension	765	757
Inventories	427	505
Tax carryforwards	27,917	8,364
Other	11,256	9,352

Subtotal	75,295	51,385
Valuation allowance	(15,777)	(8,438)

Total deferred tax assets	59,518	42,947
Deferred tax liabilities:
Property	127,262	124,439
Pension	92,009	82,022
Installment sale	12,679	—
Other	6,324	4,951

Total deferred tax liabilities	238,274	211,412

Net deferred tax liabilities	$178,756	$168,465

      At December 31, 2003, the Company had federal, state and foreign tax net operating loss (“NOL”) carryforwards of $28.7 million, $64.6 million and $17.9 million, respectively. These NOL carryforwards are available to offset future taxable income, if any. The federal NOL carryforward expires in 2023; state NOL carryforwards expire between 2004 and 2018; and the foreign NOL carryforwards do not expire.

      In addition, the Company had federal charitable contribution carryforwards totaling $14.2 million that expire between 2006 and 2008 and federal research tax credit carryforwards of $0.5 million, which expire in 2022 and 2023.

      The Company has established a valuation allowance of $15.8 million against the net deferred tax assets, primarily due to the uncertainty regarding the ability to utilize state NOL and federal charitable contribution carryforwards, and certain deferred foreign tax credits, the realization of which has been impacted by recent changes in German tax legislation.

      At December 31, 2003 and 2002, unremitted earnings of subsidiaries outside the United States deemed to be permanently reinvested totaled $42.5 million and $37.0 million, respectively. No deferred tax liability has been recognized with regard to the remittance of such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The net deferred taxes reported on our Consolidated Balance Sheets as of December 31 are as follows:

	2003				2002

Dollars in thousands	Federal	State	Foreign	Total	Total

Current asset	$19,459	$1,429	$1,207	$22,095	$6,984
Current liability	—	—	1,071	1,071	975
Long-term asset	—	—	8,054	8,054	9,284
Long-term liability	157,565	28,079	22,190	207,834	183,758

      The components of the net deferred tax balances as of December 31 are as follows:

	2003				2002

Dollars in thousands	Federal	State	Foreign	Total	Total

Deferred tax assets:
Current	$19,459	$1,429	$1,207	$22,095	$6,984
Long-term	24,574	4,795	8,054	37,423	35,963

	$44,033	$6,224	$9,261	$59,518	$42,947

Deferred tax liabilities:
Current	$—	$—	$1,071	$1,071	$975
Long-term	182,139	32,874	22,190	237,203	210,437

	$182,139	$32,874	$23,261	$238,274	$211,412

11.	Stock-based Compensation

      On April 23, 1997, the common shareholders amended the 1992 Key Employee Long-Term Incentive Plan (“1992 Plan”) to authorize, among other things, the issuance of up to 5,000,000 shares of Glatfelter common stock to eligible participants. The 1992 Plan provides for restricted stock awards, non-qualified stock options, performance shares, incentive stock options and performance units. To date, there have been no grants of incentive stock options or performance units.

      Restricted Stock Awards The following table summarizes shares of restricted common stock awarded under the 1992 Plan for each of the past three years:

For the year ended December 31:	Restricted Stock Awards

2003	2,660
2002	29,926
2001	64,430

      Awards issued in 2003 and 2002 vest ratably over a three-year period and the 2001 awards vest over a four-year period. Awarded shares are subject to forfeiture, in whole or in part, if the recipient ceases to be an employee within a specified time period. Awards made in 2003 and 2002 are also subject to forfeiture if targeted shareholder returns measures are not met. Shares awarded in 2001 are subject to forfeiture if defined minimum earnings levels are not met.

      The number of shares otherwise required to be delivered may be reduced by an amount that would have a fair market value equal to the taxes we withhold on delivery. We may also, at our discretion, elect to pay to the recipients in cash an amount equal to the fair market value of the shares that would

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

otherwise be delivered. The following table summarizes stock-based compensation expense with respect to restricted stock awards for each of the past three years:

Dollars in thousands	Compensation Expense

2003	$533
2002	362
2001	856

      Performance Shares Grants of Performance Shares under the 1992 Plan of 44,060, 40,060 and 45,740 shares were made during each of the three years ended 1998, 1997 and 1996, respectively. We recognized a reduction of expense of $0.1 million in 2001 related to these awards.

      Non-Qualified Stock Options The following table summarizes the activity with respect to non-qualified options to purchase shares of common stock granted under the 1992 Plan:

	2003		2002		2001

		Weighted-Average		Weighted-Average		Weighted-Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding at beginning of year	2,828,529	$15.00	3,736,182	$14.79	3,650,682	$14.49
Granted	40,990	11.75	309,450	13.98	569,100	15.45
Exercised	(43,287)	12.60	(790,800)	13.26	(237,771)	12.40
Canceled	(521,893)	16.47	(426,303)	15.60	(245,829)	14.26

Outstanding at end of year	2,304,339	14.71	2,828,529	15.00	3,736,182	14.79

Exercisable at end of year	1,410,614	15.45	1,436,681	15.94	1,982,233	15.72

      The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding
				Option Exercisable
		Weighted-Average
		Remaining	Weighted-Average		Weighted-Average
	Shares	Contractual Life	Exercise Price	Number Outstanding	Exercise Price

$10.78 to $12.41	458,835	5.3	$12.24	426,095	$12.30
12.95 to 14.44	791,772	7.3	13.28	331,487	13.14
15.44 to 17.16	556,075	6.1	15.73	162,875	16.36
17.54 to 18.78	497,657	3.4	18.13	490,157	18.14

	2,304,339	5.8	14.71	1,410,614	15.00

      An additional 674,110 options became exercisable January 1, 2004 at a weighted-average exercise price of $14.45.

      Options granted prior to 2002 become exercisable for 25% of the grant amount, beginning January 1 of the year following the date of grant, assuming six months has passed. An additional 25% become exercisable on January 1 of each of the next three years. Options not exercisable in this format are exercisable in full either six months or one year from the date of grant. Stock options granted in 2002 were to vest ratably over three years beginning January 1 of the year following the date of grant. In December 2003, the Compensation Committee accelerated the vesting of options granted during December 2001 and December 2002, to become fully vested as of January 1, 2004. Vesting was accelerated for an aggregate of 639,610 shares, of which 98,300 were previously vested under their original terms. Since the options’

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exercise price was above the market value of the underlying common stock at the time vesting was accelerated, no compensation expense was recognized. All options expire on the earlier of termination or, in some instances, a defined period subsequent to termination of employment, or ten years from the date of grant.

      The exercise price represents the average quoted market price of Glatfelter common stock on the date of grant, or the average quoted market prices of Glatfelter common stock on the first day before and after the date of grant for which quoted market price information was available if such information was not available on the date of grant.

      The 1992 plan, as amended, expires in 2007. As of December 31, 2003, 1,230,218 shares of common stock were available for future issuance under the 1992 Plan.

12.	Retirement Plans and Other Post-retirement Benefits

      We have both funded and, with respect to our international operations, unfunded noncontributory defined-benefit pension plans covering substantially all of our employees. The benefits are based, in the case of certain plans, on average salary and years of service and, in the case of other plans, on a fixed amount for each year of service. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974. The Company uses a December 31-measurement date for all of its defined benefit plans.

      We also provide certain health care benefits to eligible retired employees. These benefits include a comprehensive medical plan for retirees prior to age 65 and fixed supplemental premium payments to retirees over age 65 to help defray the costs of Medicare. The plan is not funded and claims are paid as reported.

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension Benefits		Other Benefits

Dollars in millions	2003	2002	2003	2002

Change in Benefit Obligation
Balance at beginning of year	$249.8	$223.8	$49.4	$33.3
Service Cost	3.7	4.3	1.0	1.4
Interest Cost	16.3	15.5	2.5	3.2
Plan amendments	4.7	16.2	(4.6)	(4.3)
Actuarial loss	10.0	4.6	(4.3)	20.0
Benefits paid	(17.0)	(16.3)	(4.0)	(4.2)
Impact of curtailments	(0.3)	—	(0.3)	—
Unusual items	—	1.7	—	—

Balance at end of year	$267.2	$249.8	$39.7	$49.4

Change in Plan Assets
Fair value of plan assets at beginning of year	$385.9	$458.6	$—	$—
Actual return on plan assets	74.5	(58.8)	—	—
Employer contributions	2.3	2.4	4.0	4.2
Benefits paid	(17.0)	(16.3)	(4.0)	(4.2)

Fair value of plan assets at end of year	$445.7	$385.9	$—	$—

Reconciliation of Funded Status
Funded Status	$178.5	$136.2	$(39.7)	$(49.4)
Unrecognized transition assets	(0.9)	(2.1)	—	—
Unrecognized prior service cost	24.3	26.8	(7.6)	(4.7)
Unrecognized (gain) loss	15.2	43.2	20.4	26.0

Net amount recognized	$217.1	$204.1	$(26.9)	$(28.1)

      The net prepaid pension cost for qualified pension plans is primarily included in “Other assets,” and the accrued pension cost for non-qualified pension plans and accrued post-retirement benefit costs are primarily included in “Other long-term liabilities” on the Consolidated Balance Sheets at December 31, 2003 and 2002.

      Amounts recognized in the consolidated balance sheet consist of the following as of December 31:

	Pension Benefits		Other Benefits

Dollars in millions	2003	2002	2003	2002

Prepaid benefit cost	$236.3	$221.6	$—	$—
Accrued benefit liability	(19.2)	(17.6)	(26.9)	(28.1)

Net amount recognized	$217.1	$204.0	$(26.9)	$(28.1)

      The accumulated benefit obligation for all defined benefit pension plans was $254.9 million and $234.3 at December 31, 2003 and 2002, respectively.

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The weighted-average assumptions used in computing the benefit obligations above were as follows:

	Pension Benefits		Other Benefits

	2003	2002	2003	2002

Discount rate — benefit obligation	6.25%	6.75%	6.25%	6.75%
Future compensation growth rate	4.0	4.5	—	—
Expected long-term rate of return on plan assets	8.5	8.5	—	—

      Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

Dollars in millions	2003	2002

Projected benefit obligation	$29.8	$25.7
Accumulated benefit obligation	27.1	23.1
Fair value of plan assets	—	—

      Net periodic benefit (income) cost includes the following components:

	Year Ended December 31,

Dollars in millions	2003	2002	2001

Pension Benefits
Service cost	$3.7	$4.3	$4.6
Interest cost	16.3	15.5	16.1
Expected return on plan assets	(38.7)	(46.7)	(45.8)
Amortization of transition asset	(1.3)	(1.9)	(1.7)
Amortization of prior service cost	2.8	1.4	1.5
Recognized actuarial (gain) loss	—	(5.3)	(5.4)

Net periodic benefit (income) cost	(17.2)	(32.7)	(30.7)
Special termination benefits	5.4	1.7	—
Curtailment and settlement	—	—	(14.0)

Total net periodic benefit (income) cost	$(11.8)	$(31.0)	$(44.7)

Other Benefits
Service cost	$1.0	$1.4	$0.9
Interest cost	2.5	3.2	2.3
Expected return on plan assets	—	—	—
Amortization of transition asset	—	—	—
Amortization of prior service cost	(0.8)	(0.4)	(0.2)
Recognized actuarial (gain) loss	1.1	1.4	0.4

Net periodic benefit (income) cost	3.8	5.6	3.4
Special termination benefits	(0.5)	—	—
Plan amendments	(0.7)	—	—
Curtailment and settlement	—	—	(0.9)

Total net periodic benefit cost	$2.6	$5.6	$2.5

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The weighted-average assumptions used in computing the net periodic benefit (income) cost information above were as follows:

	Year Ended December 31,

	2003	2002	2001

Pension Benefits
Discount rate — benefit expense	6.75%	7.0%	7.0%
Future compensation growth rate	4.0	3.5	3.5
Expected long-term rate of return on plan assets	8.5	9.0	9.0
Other Benefits
Discount rate — benefit expense	6.75%	7.0%	7.0%
Future compensation growth rate	—	—	—
Expected long-term rate of return on plan assets	—	—	—

      To develop the expected long-term rate of return assumption, the Company considered the historical returns and the future expected returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 8.5% long-term rate of return on plan assets assumption for 2003.

      Assumed health care cost trend rates at December 31 were as follows:

	2003	2002

Health care cost trend rate assumed for next year	13.0%	12.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0	5.0
Year that the rate reaches the ultimate rate	2013	2016

      Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point

Dollars in thousands	Increase	Decrease

Effect on:
Post-retirement benefit obligation	$3,417	$(3,017)
Total of service and interest cost components	361	(312)

Plan Assets

      Glatfelter’s pension plan weighted-average allocations at December 31, 2003 and 2002, by asset category, are as follows:

	2003	2002

Asset Category
Equity securities	74%	79%
Debt securities	18	18
Cash and real estate	8	3

Total	100%	100%

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Our objective is to achieve an above-market rate of return on our pension plan assets. Based upon this objective, along with the timing of benefit payments and the risks associated with various asset classes available for investment, we have established the following asset allocation guidelines:

	Minimum	Target	Maximum

Equity	60%	70%	80%
Fixed Income & Other	20	30	40

      Real estate can be between 0% and 5% of the target equity allocation. Glatfelter stock can also be between 0% and 5% of the target equity allocation, although there were no holdings of Glatfelter stock as of December 31, 2003 or 2002. Our investment policy prohibits the investment in certain securities without the approval of the Finance Committee of the Board of Directors. Regarding Fixed Income securities, the weighted-average credit quality will be at least “AA” with a “BBB” minimum credit quality for each issue.

      Cash Flow The Company does not expect to make contributions to its qualified pension plans in 2004. Contributions and benefit payments expected to be made in 2004 under its non-qualified pension plans and other benefit plans are summarized below:

Dollars in millions

Non-qualified pension plans	$2.4
Other benefit plans	4.3

      Defined Contribution Plans We maintain 401(k) plans for certain hourly and salaried employees. Employees may contribute up to 15% of their salary to these plans, subject to certain restrictions. We will match a portion of the employee’s contribution, subject to certain limitations, in the form of shares of Glatfelter common stock. The expense associated with our 401(k) match was $0.7 million, $1.2 million and $1.4 million in 2003, 2002 and 2001, respectively.

13.	Inventories

      Inventories, net of reserves were as follows:

Dollars in thousands	2003	2002

Raw materials	$15,106	$14,385
In-process and finished	32,145	31,959
Supplies	24,318	23,546

Total	$71,569	$69,890

      If we had valued all inventories using the average-cost method, inventories would have been $14.4 million and $9.3 million higher than reported at December 31, 2003 and 2002, respectively. During 2003 and 2001 we liquidated certain LIFO inventories. The effect of the liquidations did not have a significant impact on net income.

      At December 31, 2003 and 2002, the recorded value of the above inventories were approximately $1.3 million lower than inventories for income tax purposes.

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.                 Plant, Equipment and Timberlands

      Plant, equipment and timberlands at December 31 were as follows:

Dollars in thousands	2003	2002

Land and buildings	$129,130	$123,749
Machinery and equipment	880,897	811,982
Other	86,306	87,807
Accumulated depreciation	(560,291)	(522,345)

	536,042	501,193
Construction in progress	4,454	12,228
Timberlands, less depletion	2,464	3,632

Plant, equipment and timberlands — net	$542,960	$517,053

15.	Goodwill and Other Intangible Assets

      We adopted SFAS No. 142 on January 1, 2002 and discontinued the amortization of goodwill. Excluding goodwill amortization expense, adjusted net income in 2001 was $7.2 million, or $0.17 per diluted share.

16.	Other Current Liabilities

      Other current liabilities is summarized as follows:

	December 31,

Dollars in thousands	2003	2002

Accrued payroll and benefits	$13,791	$16,176
Other accrued compensation and retirement benefits	6,929	6,532
Other accrued expenses	23,530	24,139

Total	$44,250	$46,847

17.	Long-Term Debt

      Long-term debt is summarized as follows:

	December 31,

Dollars in thousands	2003	2002

Revolving credit facility, due June 2006	$64,047	$67,681
6 7/8% Notes, due July 2007	150,000	150,000
Note payable — SunTrust, due March 2008	34,000	—
Other notes, various	1,228	1,823

Total long-term debt	249,275	219,504
Less current portion	(806)	(795)

Long-term debt, excluding current portion	$248,469	$218,709

      On June 24, 2002, we entered into an unsecured $102.5 million multi-currency revolving credit facility (the “Facility”) with a syndicate of three major banks. An additional $22.5 million was added to the Facility on September 24, 2002 with a fourth major bank. The Facility, which replaced an old facility,

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

enables Glatfelter or its subsidiaries to borrow up to the equivalent of $125.0 million in certain currencies. Borrowings can be made for any time period from one day to six months and incur interest based on the domestic prime rate or a Eurocurrency rate, at our option, plus a margin ranging from .525 to 1.05. The margin and a facility fee on the commitment balance are based on the higher of our debt ratings as published by Standard & Poor’s and Moody’s. The Facility requires us to meet certain leverage and interest coverage ratios, with both of which we are in compliance at December 31, 2003.

      On July 22, 1997, we issued $150.0 million principal amount of 6 7/8% Notes due July 15, 2007. Interest on the Notes is payable semiannually on January 15 and July 15. The Notes are redeemable, in whole or in part, at our option at any time at a calculated redemption price plus accrued and unpaid interest to the date of redemption, and constitute unsecured and unsubordinated indebtedness. The net proceeds from the sale of the Notes were used primarily to repay certain short-term unsecured debt and related interest.

      On March 21, 2003, we sold approximately 25,500 acres of timberlands and received as consideration a $37.9 million 10-year interest bearing note receivable from the Timberland Buyer. We pledged the Note as collateral under a $34.0 million promissory note payable to SunTrust Financial (the “Note Payable”). The Note Payable bears interest at a fixed rate of 3.82% for five years at which time we can elect to renew the obligation.

      P. H. Glatfelter Company guarantees debt obligations of all its subsidiaries. All such obligations are recorded in these consolidated financial statements.

      At December 31, 2003 and 2002, we had $3.3 million of letters of credit issued to us by a financial institution. The letters of credit are for the benefit of certain state workers compensation insurance agencies in conjunction with our self-insurance program. No amounts were outstanding under the letters of credit. We bear the credit risk on this amount to the extent that we do not comply with the provisions of certain agreements. The letters of credit do not reduce the amount available under our lines of credit.

18.	Financial Derivatives

      In conjunction with our 2002 refinancing, we entered into a cross-currency swap transaction effective June 24, 2002. Under this transaction, we swapped $70.0 million for approximately € 73.0 million and will pay interest on the Euro portion of the swap at a floating Eurocurrency Rate, plus applicable margins and will receive interest on the dollar portion of the swap at a floating U.S. Dollar LIBOR, plus applicable margins. The contract matures on June 24, 2006. The cross-currency swap is designed to provide protection from the impact that changes in currency rates have on certain U.S. dollar-denominated inter-company obligations recorded at our subsidiary in Gernsbach, Germany. The cross currency swap is recorded in the Consolidated Balance Sheets at fair value of $(22.0) and $(6.5) million at December 31, 2003 and 2002, respectively, under the caption “Other long-term liabilities.” Changes in fair value are recognized in current earnings as “Other income (expenses)” in the Consolidated Statements of Income. The mark-to-market adjustment was offset by a gain on the related remeasurement of the US dollar denominated inter-company obligations.

      The credit risks associated with our financial derivatives are controlled through the evaluation and monitoring of creditworthiness of the counterparties. Although counterparties may expose us to losses in the event of nonperformance, we do not expect such losses, if any, to be significant.

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Commitments, Contingencies and Legal Proceedings

Contractual Commitments

      At December 31, 2003, required minimum annual rentals due on noncancelable leases having initial or remaining terms in excess of one year aggregated $18.2 million. Minimum annual rentals for each of the years 2004 through 2008 are $3.7 million, $1.7 million, $1.3 million, $0.7 million and $0.6 million, respectively.

Ecusta Division Matters

      In August 2001, pursuant to an acquisition agreement (the “Acquisition Agreement”), we sold the assets of our Ecusta Division to four related entities, consisting of Purico (IOM) Limited, an Isle of Man limited liability company (“Purico”), and RF&Son Inc. (“RF”), RFS US Inc. (“RFS US”) and RFS Ecusta Inc. (“RFS Ecusta”), each of which is a Delaware corporation, (collectively, the “Buyers”). As part of the Acquisition Agreement, the Buyers assumed certain liabilities related to the operation of the Ecusta Division. In July 2002, we received notice from the Buyers’ legal counsel asserting claims for indemnification for certain alleged damages incurred by the Buyers, pursuant to the Acquisition Agreement. During October 2003, the Buyers informed us that the total value of these claims was approximately $3.5 million. We believe that these claims are without merit and intend to vigorously defend our position.

      In August 2002, the Buyers shut down the manufacturing operation of the pulp and paper mill in Pisgah Forest, North Carolina, which was the most significant operation of the Ecusta Division. On October 23, 2002, RFS Ecusta and RFS US filed for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code. During the fourth quarter of 2002, in accordance with the provisions of the Acquisition Agreement, we notified the Buyers of third party claims (“Third Party Claims”) made against us for which we are seeking indemnification from the Buyers. The Third Party Claims primarily relate to certain post-retirement benefits, workers compensation claims and vendor payables.

      Effective August 8, 2003, the assets of RFS Ecusta and RFS US, which substantially consist of the pulp and paper mill and related real property, were sold to an unrelated third party (the “New Buyer”), whose business plan is to continue certain mill-related operations and to convert portions of the mill site into a business park.

      Beginning in April 2003, governmental authorities, including the North Carolina Department of Environment and Natural Resources (“NCDENR”), initiated discussions with us and the New Buyer regarding, among other environmental issues, certain potential landfill closure liabilities (“Landfill Closure Costs”) associated with the Ecusta mill and its properties. The discussions focused on NCDENR’s desire to establish a plan and secure financial resources to close three landfills located at the Ecusta facility and to address other environmental matters at the facility. During the third quarter of 2003, the discussions ended with NCDENR’s conclusion to hold us responsible for the closure of the landfills. We intend to pursue reimbursement for such claims from the Buyers under the indemnification provisions of the Acquisition Agreement.

      Based on our analysis of currently available information and our landfill closure experience, we estimate the Landfill Closure Costs will total approximately $7.6 million, of which $1.6 million was accrued in the second quarter of 2003 and $6.0 million was accrued in the third quarter of 2003. The second quarter 2003 accrual related to a specific landfill and was recorded based on our conclusion it was probable that we would incur the closure costs because the landfill was already in the process of being closed and was of no potential value to the New Buyer. In the second quarter of 2003, we established an offsetting receivable due from the Buyers for landfill closure costs of $1.6 million pursuant to the

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisition Agreement indemnification provisions. We believe the Landfill Closure Costs are liabilities for which the Buyers are obligated to indemnify us.

      In addition to Landfill Closure Costs, we had recorded liabilities for Third Party Claims totaling $3.3 million. Pursuant to the terms of the Acquisition Agreement, we believe the Buyers assumed all of these liabilities and they agreed to indemnify and hold us harmless. Accordingly, we had previously recorded a receivable for amounts due from Purico and RF, the Buyers that have not filed for bankruptcy. However, in September 2003, the Buyers failed to respond to our demand to reimburse us for the portion of the liabilities that we had paid. Therefore, in the third quarter of 2003, we fully reserved for the amounts recorded related to the receivables due from Purico and RF.

      In the third quarter of 2003, we terminated postretirement medical benefits previously provided to certain former employees of Ecusta. Pursuant to a separate agreement, we continued to provide these benefits and were to be reimbursed by the Buyers. In connection with the termination of such benefits, we reduced recorded Third Party Claims by approximately $1.0 million. The corresponding offsetting receivable was reduced as well, but only to the extent we had not previously expended cash for such postretirement benefits.

      The charge included in our results of operations for 2003 totaled $11.5 million and was to fully reserve for amounts due from the Buyers. We continue to believe the Buyers are responsible for the Landfill Closure Costs and the Third Party Claims and believe we have a strong legal basis to seek indemnification. We intend to pursue appropriate avenues to enforce the provisions of the Acquisition Agreement.

      The governmental authorities are continuing to investigate the environmental conditions at the Ecusta mill. We are uncertain as to what additional Ecusta-related claims, including environmental matters, if any, may be asserted against us. The above discussions with the governmental authorities concerning certain other environmental related matters at the former Ecusta facility resulted in the New Buyer agreeing to be held responsible for the resolution thereof. Based on information currently available, we estimate the cost of resolution of these issues could range from $0 to $0.5 million in addition to amounts accrued. The likelihood and extent of potential claims against us could be mitigated by the successful execution of the New Buyer’s business plan. Should any claims be made against us, we would seek indemnification for such damages to the extent possible in accordance with the terms of the Acquisition Agreement. We cannot ascertain at this time what additional impact, if any, these matters will have on our consolidated financial position and/or results of operations and no amounts with respect thereto have been recorded.

      In addition to the amounts discussed above, as of December 31, 2003, our trade accounts receivable included $0.6 million for products sold by our S&H subsidiary pursuant to a supply agreement with a German company affiliated with Purico. Payments under these receivables continue to be made.

Environmental Matters

      We are subject to loss contingencies resulting from regulation by various federal, state, local and foreign governmental authorities with respect to the environmental impact of our mills. To comply with environmental laws and regulations, we have incurred substantial capital and operating expenditures in past years. We anticipate that environmental regulation of our operations will continue to become more burdensome and that capital and operating expenditures necessary to comply with environmental regulations will continue, and perhaps increase, in the future. In addition, we may incur obligations to remove or mitigate any adverse effects on the environment resulting from our operations, including the restoration of natural resources and liability for personal injury and for damages to property and natural resources. Because environmental regulations are not consistent worldwide, our ability to compete in the

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

world marketplace may be adversely affected by capital and operating expenditures required for environmental compliance.

      Spring Grove, Pennsylvania We are subject to the “Cluster Rule,” a 1998 federal regulation in which the United States Environmental Protection Agency (“EPA”) aims to regulate air and water emissions from certain pulp and paper mills, including kraft pulp mills, such as our Spring Grove facility. Issued under both the Clean Air Act and the Clean Water Act, the Cluster Rule establishes baseline emissions limits for toxic and conventional pollutant releases to both water and air.

      Subject to permit approvals, we have undertaken an initiative at our Spring Grove facility under the Voluntary Advanced Technical Incentive Program set forth by the EPA in the Cluster Rule. This initiative, the “New Century Project,” will require capital expenditures currently estimated to be approximately $36.8 million to be incurred before April 2004, of which $34.5 million was incurred through December 31, 2003. The New Century Project includes improvements in brownstock washing, installation of an oxygen delignification bleaching process, 100 percent chlorine dioxide substitution and a hardwood ozone bleaching system. We presently do not anticipate difficulties in implementing the New Century Project. While we have obtained all the required governmental approvals, we have yet to bring all the necessary equipment on-line.

      We voluntarily cooperated with an investigation by the Pennsylvania Department of Environmental Protection (the “PA DEP”) that commenced in February 2002, related to certain discharges by our Spring Grove facility to the Codorus Creek. On June 13, 2003, we entered into a Consent Order and Agreement with the PA DEP regarding such discharges. Under the terms of this agreement, we agreed to pay a civil penalty of $1.5 million over three years, beginning June 15, 2003, and to implement various remedial measures related to the facility’s operations and to the facility’s historical piping network. We accrued $1.5 million in the 2002 fourth quarter results of operations for this obligation. The remedial measures are expected to be recorded as capital expenditures.

      In 1999, EPA and the PA DEP issued us separate Notices of Violation (“NOVs”) alleging violations of air pollution control laws, primarily for purportedly failing to obtain appropriate pre-construction air quality permits in conjunction with certain modifications to our Spring Grove facility.

      For all but one of the modifications cited by EPA, we applied for and obtained from the PA DEP the pre-construction permits that we concluded were required by applicable law. EPA reviewed those applications before the permits were issued. The Pennsylvania DEP’s NOV pertained only to the modification for which we did not receive a pre-construction permit. We conducted an evaluation at the time of this modification and determined that the pre-construction permit cited by EPA and the PA DEP was not required. We have been informed that EPA and the Pennsylvania DEP will seek substantial emissions reductions, as well as civil penalties, to which we believe we have meritorious defenses. We are unable to predict whether these defenses would prevail in litigation. Should a government plaintiff obtain a judgment against us regarding these matters, it is likely that such a judgment would be material to our results of operations or financial condition.

      Neenah, Wisconsin We have previously reported with respect to potential environmental claims arising out of the presence of polychlorinated biphenyls (“PCBs”) in sediments in the lower Fox River and in the Bay of Green Bay, downstream of our Neenah, Wisconsin facility. We acquired the Neenah facility in 1979 as part of the acquisition of the Bergstrom Paper Company. In part, this facility used wastepaper as a source of fiber. At no time did the Neenah facility utilize PCBs in the pulp and paper making process, but discharges from the facility containing PCBs from wastepaper may have occurred from 1954 to the late 1970s. Any PCBs that the Neenah facility discharged into the Fox River resulted from the presence of NCR®-brand carbonless copy paper in the wastepaper that was received from others and recycled.

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As described below, various state and federal governmental agencies have formally notified nine potentially responsible parties (“PRPs”), including Glatfelter, that they are potentially responsible for response costs and “natural resource damages” (“NRDs”) arising from PCB contamination in the lower Fox River and in the Bay of Green Bay, under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and other statutes. The other identified PRPs are NCR Corporation, Appleton Papers Inc., Georgia Pacific (formerly Fort Howard Corp. and Fort James), WTM I Co. (a subsidiary of Chesapeake Corp.), Riverside Paper Corporation, U.S. Paper Mills Corp. (a subsidiary of Sonoco Products Company), Sonoco Products Company, and Menasha Corporation. We believe some of these PRPs may have corporate or contractual relationships with unidentified entities that may shift monetary obligations arising from the lower Fox River and Bay of Green Bay.

      CERCLA establishes a two-part liability structure that makes responsible parties liable for (1) “response costs” associated with the remediation of a release of hazardous substances and (2) NRDs related to that release. Courts have interpreted CERCLA to impose joint and several liabilities on responsible parties for response costs, subject to equitable allocation in certain instances. Prior to a final settlement by all responsible parties and the final cleanup of the contamination, uncertainty regarding the application of such liability will persist.

      The areas of the lower Fox River and in the Bay of Green Bay in which the contamination exists are commonly referred to as Operable Unit 1 (“OU1”), which consists of Little Lake Butte des Morts, the portion of the river that is closest to our Neenah facility, Operable Unit 2 (“OU2”) which is the portion of the river between dams at Appleton and Little Rapids and Operable Units 3 through 5 (“OU3-5”), an area approximately 20 miles downstream of our Neenah facility.

      The following summarizes the status of our potential exposure:

Response Actions

      OU1 and OU2 On January 7, 2003, the Wisconsin Department of Natural Resources (the “Wisconsin DNR”) and EPA issued a Record of Decision (“ROD”) for the cleanup of OU1 and OU2. Subject to extenuating circumstances and alternative solutions arising during the cleanup, the ROD requires the removal of approximately 784,000 cubic yards of sediment from OU1 and no active remediation of OU2. The ROD also requires the monitoring of the two operable units. Wisconsin DNR and EPA estimate that the remedy for these two reaches will cost approximately $75 million but could cost within a range from approximately $52 million to $112 million.

      On July 1, 2003, WTM I entered into an Administrative Order on Consent (“AOC”) with EPA and the Wisconsin DNR regarding to the implementation of the Remedial Design for OU1. On October 1, 2003, the U.S. Department of Justice lodged a consent decree regarding OU1 (“the OU1 Consent Decree”) with the U.S. District Court for the Eastern District of Wisconsin. Under terms of the OU1 Consent Decree, Glatfelter and WTM I each agreed to pay approximately $27 million. This includes $25 million from each to be escrowed to fund response work associated with remedial actions specified in the December 2002 ROD. In addition, the U.S. EPA agreed to take steps to place $10 million from another source into escrow for the OU1 cleanup. The response work will be managed and/or performed by Glatfelter and WTM I, with governmental oversight, and funded by the amounts placed into escrow. We believe the required remedial actions can be completed with the amount of monies expected to be escrowed. If the Consent Decree is terminated due to a lack of escrow funds, Glatfelter and WTM I each remain potentially responsible for the costs necessary to complete the remedial actions.

      The terms of the OU1 Consent Decree include provisions to be followed should the escrow account be depleted prior to completion of the response work. In this event, each company would be notified and be provided an opportunity to contribute additional funds to the escrow account and thereby to preserve

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the OU1 Consent Decree. Should the OU1 Consent Decree be terminated, each company would lose the protections contained in the settlement and the governments may turn to one or both of us for the completion of work in OU1. In such a situation, the governments may also seek response work from a third party, or perform the work themselves and seek response costs from any of the identified PRPs, including Glatfelter.

      In addition to the $25 million escrow amount discussed above, the OU1 Consent Decree requires that each company pay the governments $375,000 for past response costs. These payments are being made in return for credit to be applied toward each settling company’s potential liability for response costs associated with the entire river. The OU1 Consent Decree also requires the companies to pay certain NRD-related amounts, which are discussed below.

      The United States has lodged the OU1 Consent Decree with the United States District Court for the Eastern District of Wisconsin, for court review. The United States Department of Justice published a notice of the lodging of the OU1 Consent Decree in the Federal Register on October 17, 2003, opening a 30-day public comment period. A public meeting was held on October 29, 2003. After compiling any written comments received, the United States Department of Justice will, if appropriate, move the Court to enter the OU1 Consent Decree.

      OU3-5 On July 28, 2003, the EPA and the Wisconsin DNR issued a ROD (the “Second ROD”) for the cleanup of OU3-5. The Second ROD calls for the removal of 6.5 million cubic yards of sediment and certain monitoring at an estimated cost of $324.4 million but, according to the Second ROD, could cost within a range from approximately $227.0 million to $486.6 million. The most significant component of the estimated costs is attributable to large-scale sediment removal by dredging. We are currently analyzing the Second ROD to determine the feasibility of the remedy set forth therein and its impact, if any, on our potential liability.

      We do not believe that we have any responsibility for a share of liability with respect to OU3–5 after taking into account the location of our Neenah facility relative to the site and considering other work or funds committed or expended by us. However, uncertainty regarding responsibilities for the cleanup of these sites continues due to disagreement over a fair allocation or apportionment of responsibility.

Natural Resource Damages

      The ROD and Second ROD do not place any value on claims for NRDs associated with this matter. As noted above, NRD claims are distinct from costs related to the primary remediation of a Superfund site. Calculating the value of NRD claims is difficult, especially in the absence of a completed remedy for the underlying contamination. The State of Wisconsin, the United States Fish and Wildlife Service (“FWS”), the National Oceanic and Atmospheric Administration (“NOAA”), four Indian tribes and the Michigan Attorney General have asserted that they possess NRD claims related to the lower Fox River and the Bay of Green Bay.

      In June 1994, FWS notified the then identified PRPs that it considered them potentially responsible for NRDs. The federal, tribal and Michigan agencies claiming to be NRD trustees have proceeded with the preparation of an NRD assessment. While the final assessment will be delayed until after the selection of a remedy, the federal trustees released a plan on October 25, 2000 that values their NRDs for injured natural resources between $176 million and $333 million. We believe that the federal NRD assessment is technically and procedurally flawed. We also believe that the NRD claims alleged by the various alleged trustees are legally and factually without merit.

      On June 20, 2002, the United States, the State of Wisconsin and the Fort James Operating Company (“Fort James”) lodged a consent decree with the U.S. District Court for the Eastern District of Wisconsin. If entered, that consent decree would resolve certain outstanding claims, primarily NRD

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

claims, against Fort James and a related entity. Under the terms of the proposed consent decree, Fort James would pay $6.2 million in cash to the United States and the State of Wisconsin in settlement of various claims related to NRDs and cost recovery related to dredging of sediments at Deposits 56/57 (downstream from OU1 and OU2). Fort James also agrees to convey 1,063 acres of land to the State and to perform delineated NRD “restoration” projects at a cost of up to $3.9 million.

      We submitted comments on the proposed Fort James consent decree to the U.S. Department of Justice. These comments suggest that the United States, the State of Wisconsin and certain alleged natural resource trustees not move to enter this proposed consent decree, due to various procedural and substantive infirmities. Nevertheless, on March 28, 2003, the federal government made such a motion with respect to which the courts have not yet ruled. Because the factual and legal justification the plaintiffs provided for the settlement is vague and specific to the Fort James situation, we are not able to extrapolate an estimated settlement amount for Glatfelter from the proposed consent decree.

      In addition to the amounts discussed above, the OU1 Consent Decree requires that Glatfelter and WTM I each pay the governments $1.5 million for NRDs for the Fox River site, and $150,000 for NRD assessment costs. Each of these payments is being made in return for credit to be applied toward each settling company’s potential liability for NRDs associated with the entire river.

Other Information

      The Wisconsin DNR and FWS have published studies, the latter in draft form, estimating the amount of PCBs discharged by each identified PRP to the lower Fox River and the Bay of Green Bay. These reports estimate our Neenah facility’s share of the volumetric discharge to be as high as 27%. We do not believe the volumetric estimates used in these studies are accurate because the studies themselves disclose that they are not accurate and are based on assumptions for which there exists no evidence. We believe that our volumetric contribution is significantly lower than the estimates. Further, we do not believe that a volumetric allocation would constitute an equitable distribution of the potential liability for the contamination. Other factors, such as the location of contamination, location of discharge and a party’s role in causing discharge must be considered in order for the allocation to be equitable.

      We have entered into interim cost-sharing agreements with four of the other PRPs, pursuant to which such PRPs have agreed to share both defense costs and costs for scientific studies relating to PCBs discharged into the lower Fox River. These interim cost-sharing agreements have no bearing on the final allocation of costs related to this matter. Based upon our evaluation of the magnitude, nature and location of the various discharges of PCBs to the river and the relationship of those discharges to identified contamination, we believe our share of any liability among the identified PRPs is much less than our per capita share.

      We also believe that there exist additional potentially responsible parties other than the identified PRPs. For instance, certain of the identified PRPs discharged their wastewater through public wastewater treatment facilities, which we believe makes the owners of such facilities potentially responsible in this matter. We also believe that entities providing wastepaper-containing PCBs to each of the recycling mills are also potentially responsible for this matter.

      We believe the OU1 Consent Decree is a significant milestone in our continuing negotiations to resolve any exposure we may have with regard to the Fox River site and that the agreement provides further clarity on the financial commitment that may be required of us. Notwithstanding these developments, the OU1 Consent Decree does not completely resolve our potential liability related to the Fox River site. We continue to believe that this matter may result in litigation, but cannot predict the timing, nature, extent or magnitude of such litigation. We currently are unable to predict our ultimate cost related to this matter.

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Reserves for Environmental Liabilities We have reserves for environmental liabilities with contractual obligations and for those environmental matters for which it is probable that a claim will be made, that an obligation may exist and for which the amount of the obligation is reasonably estimable. As of December 31, 2003, and December 31, 2002, we had accrued reserves for asserted and unasserted liabilities related to environmental matters of approximately $29.4 million and $30.3 million, respectively. As of December 31, 2003, $27.0 million of the reserves are recorded as current liabilities in the caption “environmental liabilities” and $2.4 million are included in “other long-term liabilities,” on the Consolidated Balance Sheets. At December 31, 2002, these accruals are primarily included in “other long-term liabilities.” During 2003, the reserve balance declined $0.5 million as a result of the first of three installment payments made to the PA DEP. With respect to the Fox River site, in 2001 we accrued and charged to pre-tax earnings $2.4 million. No amounts were accrued in 2002 or 2003. In the fourth quarter of 2002, we accrued $1.5 million related to the PA DEP matter. Other than with respect to the OU1 Consent Decree and the settlement with the Pennsylvania DEP regarding water issues at the Spring Grove mill, the amount and timing of future expenditures for environmental compliance, cleanup, remediation and personal injury, NRDs and property damage liability cannot be ascertained with any certainty due to, among other things, the unknown extent and nature of any contamination, the extent and timing of any technological advances for pollution abatement, the response actions that may be required, the availability of qualified remediation contractors, equipment and landfill space and the number and financial resources of any other parties.

      Range of Reasonably Possible Outcomes — Neenah, Wisconsin As discussed above, the OU1 Consent Decree solidifies the financial commitment that may be required of us regarding response costs related to OU1. We believe that the remediation of OU1 will be satisfactorily completed for the amounts currently expected to be committed under the OU1 Consent Decree. The OU1 Consent Decree does not address response costs necessary to remediate the remainder of the Fox River site and only addresses NRDs and claims for reimbursement of government expenses to a limited extent. Due to judicial interpretations that CERCLA imposes with respect to joint and several liability, uncertainty persists regarding our exposure with respect to the remainder of the Fox River site.

      Based on analysis of currently available information and experience regarding the cleanup of hazardous substances, we believe that it is reasonably possible that our costs associated with the lower Fox River and the Bay of Green Bay may exceed current reserves by amounts that may prove to be insignificant or that could range, in the aggregate, up to approximately $125 million, over a period that is undeterminable but could range beyond 20 years. We believe that the likelihood of an outcome in the upper end of the monetary range is significantly less than other possible outcomes within the range and that the possibility of an outcome in excess of the upper end of the monetary range is remote.

      In our estimate of the upper end of the range, we have considered: (i) the remedial actions agreed to in the OU1 Consent Decree and our belief that the required actions can be accomplished with the funds to be escrowed under the OU1 Consent Decree; and (ii) no active remediation of OU2. We have also assumed full-scale dredging for the remainder of the River and the Bay of Green Bay, as set forth in the Second ROD, although at a significantly higher cost than estimated in the Second ROD. We have also assumed our share of the ultimate liability to be 18%, which is significantly higher than we believe is appropriate or than we will incur and a level of NRD claims and claims for reimbursement of expenses from other parties that, although reasonably possible, is unlikely.

      In estimating both our current reserve for environmental remediation and other environmental liabilities and the possible range of additional costs, we have not assumed that we will bear the entire cost of remediation and damages to the exclusion of other known PRPs who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account, based generally on their financial condition and probable contribution. Our evaluation of the other PRPs’ financial condition included the

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

review of publicly disclosed financial information. The relative probable contribution is based upon our knowledge that at least two PRPs manufactured the paper and arranged for the disposal of the wastepaper that included the PCBs and as such, in our opinion, bear a higher level of responsibility.

      In addition, our assessment is based upon the magnitude, nature and location of the various discharges of PCBs to the river and the relationship of those discharges to identified contamination. We have also considered that over a number of years, certain PRPs were under the ownership of large multinational companies, which appear to retain some liability for this matter. We continue to evaluate our exposure and the level of our reserves, including, but not limited to, our potential share of the costs and NRDs (if any) associated with the lower Fox River and the Bay of Green Bay.

      We believe that we are insured against certain losses related to the lower Fox River and the Bay of Green Bay, depending on the nature and amount of the losses. On July 30, 2003, we filed a Complaint in the Circuit Court for the County of Milwaukee, Wisconsin, against our insurers, seeking damages for breach of contract and declaratory relief related to such losses. One of the insurers that is a defendant in our Wisconsin litigation has filed a counter-suit against us in the U.S. District Court for the Middle District of Pennsylvania. The filing of our lawsuit followed the issuance of a Wisconsin Supreme Court opinion regarding environmental coverage issues that is favorable to policyholders. The Company has been in settlement discussions with certain defendants in this matter. Our consolidated financial statements do not include any amounts for such potential recoveries. See Note 22 — “Subsequent Events.”

      Summary Our current assessment is that we should be able to manage these environmental matters without a long-term, material adverse impact on us. These matters could, however, at any particular time or for any particular year or years, have a material adverse effect on our consolidated financial position, liquidity and/or results of operations or could result in a default under our loan covenants. Moreover, there can be no assurance that our reserves will be adequate to provide for future obligations related to these matters, that our share of costs and/or damages for these matters will not exceed our available resources, or that such obligations will not have a long-term, material adverse effect on our consolidated financial position, liquidity or results of operations. With regard to the lower Fox River and the Bay of Green Bay, if we are not successful in managing the implementation of the OU1 Consent Decree and/or if we are ordered to implement the remedy proposed in Second ROD, such developments may have a material adverse effect on our consolidated financial position, liquidity and results of operations and may result in a default under our loan covenants.

      We are also involved in other lawsuits that are ordinary and incidental to our business. The ultimate outcome of these lawsuits cannot be predicted with certainty; however, we do not expect that such lawsuits in the aggregate or individually will have a material adverse effect on our consolidated financial position, liquidity or results of operations.

20.	Segment and Geographic Information

      We manage our organization along separate business units: Engineered Products, Long Fiber & Overlay Papers, and Printing & Converting Papers, as well as Tobacco Papers, which are sold pursuant to a supply agreement that expires in mid-2004. In the latter part of 2002, we completed the implementation of a new information system to provide, among other things, more complete business unit reporting. However, we are unable to provide all of the financial information identified in SFAS No. 131, “Disclosures of an Enterprise and Related Information.”

      Effective January 1, 2004, we implemented organizational changes and as a result we realigned and reclassified the presentation of certain product offerings of the business units. The following segment data for prior periods has been restated to give effect to the further refinement of our organizational structure discussed above.

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth profitability information by business unit:

	Year Ended
	December 31, 2003

	Operating	Operating
Dollars in thousands	Profit (Loss)	Margin

Business Unit
Engineered Products	$(3,902)	(3.6)%
Long Fiber & Overlay Papers	17,882	10.8%
Printing & Converting Papers	(8,500)	(3.4)%
Tobacco Papers	(5,758)	(58.7)%

Total Business Unit	(278)	(0.1)%
Energy sales, net	10,040
Pension income, net	17,149
Restructuring charges — COS	(6,511)
Restructuring charges — SG&A	(6,983)
Unusual items	(11,501)
Gains on dispositions of plant, equipment and timberlands	32,334

Total operating income	34,250
Interest expense	(14,269)
Other income (expense), net	435

Income from continuing operations before income taxes	$20,416

      Results of individual business units are presented based on our management accounting practices and management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to accounting principles generally accepted in the United States of America; therefore, the financial results of individual business units are not necessarily comparable with similar information for any other company. The management accounting process uses assumptions and allocations to measure performance of the business units. Methodologies are refined from time to time as management accounting practices are enhanced and businesses change. Costs to produce products sold are allocated to the respective business unit based on standard costs and a proportion of manufacturing variances. The costs incurred by support areas not directly aligned with the business unit are allocated primarily based on an estimated utilization of support area services. Assets are not allocated to the business units for management reporting purposes and accordingly, are not presented herein.

      Management evaluates results of operations before energy sales, non-cash pension income, restructuring related charges, unusual items and effects of asset disposition because it believes this is a more meaningful representation of the operating performance of its core papermaking businesses, the profitability of business units and the extent of cash flow generated from core operations. This presentation is closely aligned with the management and operating structure of our company. It is also on this basis that the Company’s performance is evaluated internally and by the Company’s Board of Directors.

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth information with respect to net sales for each business unit:

	Year Ended December 31,

Dollars in thousands	2003	2002	2001

Business Unit
Engineered Products	$108,489	$99,900	$90,960
Long Fiber & Overlay Papers	165,389	135,715	124,152
Printing & Converting Papers	249,500	284,884	293,918
Tobacco Papers	9,815	19,848	32,736

Total excluding Ecusta	533,193	540,347	541,766
Ecusta Division	—	—	90,836

Total	$533,193	$540,347	$632,602

      We sell a significant portion of our specialty papers through wholesale paper merchants. No individual customer accounted for more than 10% of our net sales in 2003, 2002 or 2001.

      Our 2003, 2002, and 2001 net sales to external customers and location of net plant, equipment and timberlands as of December 31, 2003, 2002 and 2001 are summarized below. Net sales are attributed to countries based upon origin of shipment. The net sales information below includes the results of the Ecusta Division through August 9, 2001.

	2003		2002		2001

		Plant,		Plant,		Plant,
		Equipment and		Equipment and		Equipment and
Dollars in thousands	Net Sales	Timberlands — Net	Net Sales	Timberlands — Net	Net Sales	Timberlands — Net

United States	$367,903	$377,182	$386,458	$396,160	$477,437	$391,510
Germany	138,630	147,651	128,574	104,477	129,228	89,473
Other	26,660	18,127	25,315	16,416	25,937	14,549

Total	$533,193	$542,960	$540,347	$517,053	$632,602	$495,532

21.	Quarterly Results (Unaudited)

							Diluted Earnings
	Net Sales		Gross Profit		Net Income		Per Share
Dollars in thousands,
except per share amounts	2003	2002	2003	2002	2003	2002	2003	2002

First	$142,286	$131,288	$30,307	$34,355	$26,777	$11,124	$0.61	$0.26
Second	129,620	136,693	18,269	28,796	269	7,576	0.01	0.17
Third	131,904	135,105	19,957	33,559	(6,665)	13,311	(0.15)	0.30
Fourth	129,383	137,261	11,013	29,571	(7,720)	5,584	(0.18)	0.13

Total	$533,193	$540,347	$79,546	$126,281	$12,661	$37,595	$0.29	$0.86

P. H. GLATFELTER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of the amounts presented above to the amounts previously reported in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 and 2002 is as follows:

	Originally	Discontinued
Dollars in thousands	Reported	Operations	Adjusted

First Quarter 2003
Net Sales	$143,614	$(1,328)	$142,286
Gross Profit	30,629	(322)	30,307
First Quarter 2002
Net Sales	131,998	(710)	131,288
Gross Profit	18,683	(414)	18,269

      Net income for the third and fourth quarter of 2003 and 2002 includes restructuring charges and unusual items that are fully described in Notes 5 and 7.

22.	Subsequent Events

      In February 2004, we completed the previously announced sale of 1,187 acres of timberland (the “Delaware Timberland”) for $17.1 million in cash. We also completed the previously announced sale of approximately 900 acres of timberland commonly known as Ponders (the “Ponders Timberland”) for $7.7 million in cash. We recognized a pre-tax gain totaling approximately $22.4 million from these timberland sales.

      Also in February 2004, we entered into settlement agreements with certain of our insurance carriers relating to recoveries for various environmental liabilities incurred by the Company associated with the Lower Fox River and Bay of Green Bay in Wisconsin. Under terms of the settlement agreements, the insurance carriers agreed to pay us an aggregate of $25.2 million. Our consolidated financial statements as of and for the year ended December 31, 2003, do not include any amounts for such recoveries.

P. H. GLATFELTER COMPANY AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

For Each of the Three Years in the Period Ended December 31, 2003
Valuation and Qualifying Accounts

	Allowances for

	Doubtful Accounts						Sales Discounts and Deductions

	2003		2002		2001		2003		2002		2001

Balance, beginning of year	$2,211		$1,551		$1,515		$1,662		$1,624		$1,069
Other	168	(a)	157	(a)	(240	)(b)	266	(a)	199	(a)	(70	)(b)
Provision	1,098		732		861		1,604		12,172		11,499
Write-offs, recoveries and discounts allowed	(362)		(229)		(585)		(1,494)		(12,333)		(10,874)

Balance, end of year	$3,115		$2,211		$1,551		$2,038		$1,662		$1,624

(a)	Relates primarily to changes in currency exchange rates

(b)	Relates primarily to the sale of the Ecusta Division

      The provision for doubtful accounts is included in administrative expense and the provision for sales discounts and deductions is deducted from sales. The related allowances are deducted from accounts receivable.

P. H. GLATFELTER COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

Dollars in thousands, except per share amounts	2004	2003	2004	2003

Net sales	$129,029	$129,620	$261,106	$271,906
Energy sales — net	2,894	2,775	5,308	5,052

Total revenues	131,923	132,395	266,414	276,958
Cost of products sold	115,881	114,126	229,873	228,382

Gross profit	16,042	18,269	36,541	48,576
Selling, general and administrative expenses	15,691	14,737	30,513	29,771
Restructuring charges	867	—	867	—
Gains on dispositions of plant, equipment and timberlands, net	(392)	(854)	(33,430)	(31,401)
Gains from insurance recoveries	(300)	—	(25,500)	—

Operating income	176	4,386	64,091	50,206
Non-operating income (expense)
Interest expense	(3,280)	(3,655)	(6,695)	(7,054)
Interest income	453	500	896	687
Other — net	(271)	(153)	(58)	(1,043)

Total other income (expense)	(3,098)	(3,308)	(5,857)	(7,410)

Income (loss) from continuing operations before income taxes	(2,922)	1,078	58,234	42,796
Income tax provision (benefit)	(1,293)	396	23,604	15,425

Income (loss) from continuing operations	(1,629)	682	34,630	27,371
Discontinued operations
Loss from discontinued operations	—	(648)	—	(513)
Income tax benefit	—	(235)	—	(188)

Loss from discontinued operations	—	(413)	—	(325)

Net income (loss)	$(1,629)	$269	$34,630	$27,046

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$(0.04)	$0.02	$0.79	$0.63
Income (loss) from discontinued operations	—	(0.01)	—	(0.01)

Net income (loss)	$(0.04)	$0.01	$0.79	$0.62

The accompanying notes are an integral part of these condensed consolidated financial statements.

P. H. GLATFELTER COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

	June 30,	December 31,
Dollars in thousands	2004	2003

Assets
Current assets
Cash and cash equivalents	$11,097	$15,566
Accounts receivable — net	63,443	59,882
Inventories	69,913	71,569
Prepaid expenses and other current assets	16,754	24,685

Total current assets	161,207	171,702
Plant, equipment and timberlands — net	521,189	542,960
Other assets	341,729	312,357

Total assets	$1,024,125	$1,027,019

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt	$785	$806
Short-term debt	4,500	5,000
Accounts payable	38,819	31,472
Dividends payable	3,946	3,942
Environmental liabilities	3,500	27,000
Other current liabilities	50,880	44,250

Total current liabilities	102,430	112,470
Long-term debt	211,537	248,469
Deferred income taxes	210,963	207,834
Other long-term liabilities	103,217	86,815

Total liabilities	628,147	655,588
Commitments and contingencies	—	—
Shareholders’ equity
Common stock	544	544
Capital in excess of par value	42,181	40,469
Retained earnings	511,497	484,756
Deferred compensation	(1,581)	—
Accumulated other comprehensive income (loss)	(308)	2,690

	552,333	528,459
Less cost of common stock in treasury	(156,355)	(157,028)

Total shareholders’ equity	395,978	371,431

Total liabilities and shareholders’ equity	$1,024,125	$1,027,019

The accompanying notes are an integral part of these condensed consolidated financial statements.

P. H. GLATFELTER COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,

Dollars in thousands	2004	2003

Operating activities
Net income	$34,630	$27,046
Loss from discontinued operations	—	(325)

Income from continuing operations	34,630	27,371
Adjustments to reconcile to net cash provided by continuing operations:
Depreciation, depletion and amortization	26,380	25,153
Pension income	(8,683)	(8,998)
Deferred income tax provision	17,243	12,776
Gains on dispositions of plant, equipment and timberlands, net	(33,430)	(31,401)
Other	345	397
Change in operating assets and liabilities
Accounts receivable	(4,609)	5,522
Inventories	593	(230)
Other assets and prepaid expenses	(13,822)	(3,406)
Accounts payable and other liabilities	(1,817)	4,769

Net cash provided by continuing operations	16,830	31,953
Net cash used by discontinued operations	—	(244)

Net cash provided by operating activities	16,830	31,709
Investing activities
Purchases of plant, equipment and timberlands	(11,121)	(45,548)
Proceeds from disposals of plant, equipment and timberlands	34,108	1,080

Net cash provided (used) by investing activities from continuing operations	22,987	(44,468)
Net cash used by investing activities of discontinued operations	—	(60)

Net cash provided (used) by investing activities	22,987	(44,528)
Financing activities
Net repayments of revolving credit facility	(36,078)	(12,507)
Proceeds from SunTrust Financial borrowing	—	34,000
Payment of dividends	(7,890)	(15,302)
Proceeds from stock options exercised	—	448

Net cash (used) provided by financing activities	(43,968)	6,639
Effect of exchange rate changes on cash	(318)	1,384

Net decrease in cash and cash equivalents	(4,469)	(4,796)
Cash and cash equivalents at the beginning of period	15,566	32,219

Cash and cash equivalents at the end of period	$11,097	$27,423

Supplemental cash flow information
Cash paid (received) for
Interest expense	$8,128	$8,356
Income taxes	(2,124)	(833)

The accompanying notes are an integral part of these condensed consolidated financial statements.

P. H. GLATFELTER COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Organization

      P. H. Glatfelter Company and subsidiaries (“Glatfelter”) is a manufacturer of specialty papers and engineered products. Headquartered in York, Pennsylvania, our manufacturing facilities are located in Spring Grove, Pennsylvania; Neenah, Wisconsin; Gernsbach, Germany; Scaër, France and the Philippines. Our products are marketed throughout the United States and in many foreign countries, either through wholesale paper merchants, brokers and agents or directly to customers.

2.	Accounting Policies

      These unaudited condensed consolidated interim financial statements (“Financial Statements”) have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission and include the accounts of Glatfelter and its wholly-owned subsidiaries. These Financial Statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in Glatfelter’s 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

      These Financial Statements do not include all of the information and footnotes required for complete financial statements. In management’s opinion, these Financial Statements reflect all adjustments, which are of a normal, recurring nature, necessary for a fair presentation of the results for the interim periods presented. Results for these interim periods are not necessarily indicative of results to be expected for the full year.

      Stock-based Compensation We account for Stock-based compensation in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Compensation expense for both restricted stock and performance stock awards is recognized ratably over the performance period based on changes in quoted market prices of Glatfelter stock and the likelihood of achieving the performance goals. This variable plan accounting recognition is due to the uncertainty of achieving performance goals and estimating the number of shares ultimately to be issued. Compensation expense for awards of nonvested Restricted Stock Units (“RSUs”) is recognized over their graded vesting period based on the grant-date value. The grant-date value is determined based on the grant-date closing price of Glatfelter common stock. The exercise price of all employee stock options is at least equal to their grant-date market value. Accordingly, no compensation expense is recorded for stock options granted to employees.

      Pro Forma Information No compensation expense has been recognized for the issuance of non-qualified stock options. The weighted-average grant-date value of options granted during 2004 and 2003 was $3.32 and $2.72, respectively. The following table sets forth pro forma information as if

P. H. GLATFELTER COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

compensation expense for all stock-based compensation had been determined consistent with the fair value method of SFAS No. 123.

	Three Months Ended		Six Months Ended
	June 30,		June 30,

Dollars in thousands, except per share amounts	2004	2003	2004	2003

Net income (loss) as reported	$(1,629)	$269	$34,630	$27,046
Add: stock-based compensation expense included in reported net income, net of tax	147	148	360	282
Less: stock-based compensation expense determined under fair value based method for awards, net of tax	(499)	(787)	(520)	(1,013)

Pro forma net (loss) income	$(1,981)	$(370)	$34,470	$26,315

Earnings (loss) per share
Reported — basic and diluted	$(0.04)	$0.01	$0.79	$0.62
Pro forma — basic and diluted	(0.05)	(0.01)	0.78	0.60

3.	Recent Pronouncements

      Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), issued in January 2003, clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and must be applied in the first period beginning after December 15, 2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003. We do not have entities with these characteristics. Accordingly, the provisions of FIN 46 and related revisions, FIN 46R, had no impact on our consolidated financial position or results of operations.

      In May 2004, FASB Staff Position FAS No. 106-2 (FSP FAS 106-2), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“the 2003 Act”) was issued. FSP FAS 106-2 is applicable to employers that sponsor benefit plans providing post-age 65 prescription drug benefits and that are expected to receive a subsidy provided by the 2003 Act. FSP FAS 106-2 is effective for financial statements for periods beginning after June 15, 2004. We do not consider the 2003 Act to be a “significant event” for our plan nor is the adoption of FSP FAS 106-2 expected to have a material impact on our consolidated financial position or results of operations.

4.	Restructuring Reserves

      North American Restructuring Program The North American Restructuring Program, which was initiated in the second quarter of 2004, is designed to improve operating results by enhancing product and service offerings in Printing & Converting Papers’ book publishing markets, reducing our workforce at our Spring Grove facility by approximately 20%, and implementing improved supply chain management processes. During the second quarter of 2004, we eliminated 25 non-union positions and recorded related restructuring charges totaling $0.7 million, for severance and related pension and other post employment benefits. Further, we negotiated a new labor agreement that enables us to achieve, by the end of 2004, targeted workforce reduction levels at our Spring Grove, PA facility. The union membership at this location ratified the agreement on July 20, 2004. Based on this contract, we expect to record, in the third quarter of 2004, an additional restructuring charge related to the reduction in workforce of between

P. H. GLATFELTER COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

$9 million and $20 million, substantially all of which is for enhanced pension benefits, post-retirement medical benefits and other related employee severance costs.

      The amount of the charge ultimately recorded is dependent on, among other factors, the extent to which members of the union workforce elect to accept certain enhanced pension and related benefits offered by us as part of the workforce reduction initiative.

      The following table summarizes activity in our North American Restructuring reserve:

Three and Six
Months Ended
Dollars in thousands	June 30, 2004

Beginning balance	$—
Accruals	520
Payments made	(55)

Ending balance	$465

      As of June 30, 2004, the amounts accrued related to the North American Restructuring Program represent only those charges that are expected to result in cash payments and primarily consist of severance and benefits continuation.

      2003 Neenah Restructuring In September 2003, we announced the decision to permanently shut down a paper making machine and the deinking process at our Neenah, WI facility and eliminate approximately 50% of the workforce. The machines and processes abandoned had been primarily supporting our Printing & Converting Papers business unit. The following table summarizes activity in our Neenah Restructuring reserve during 2004:

	Three Months	Six Months
	Ended	Ended
Dollars in thousands	June 30, 2004	June 30, 2004

Beginning balance	$1,185	$1,625
Adjustments	188	188
Payments made	(379)	(819)

Ending balance	$994	$994

      During 2004, we accrued additional severance related costs attributable to the workforce reduction at the Neenah facility. As of June 30, 2004, the amounts accrued related to the Neenah restructuring represent only those charges that are expected to result in cash payments and primarily consist of severance payments and benefits continuation.

P. H. GLATFELTER COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

5.	Gain on Dispositions of Plant, Equipment and Timberlands

      During the first six months of 2004 and 2003, we completed sales of timberlands and, in 2004, the corporate aircraft. The following table summarizes these transactions.

Dollars in thousands	Acres	Proceeds	Gain

Six Months Ended June 30, 2004
Timberlands	2,332	$30,283	$29,972
Corporate Aircraft	n/a	2,861	2,554
Other	n/a	964	904

Total		$34,108	$33,430

Six Months Ended June 30, 2003
Maryland Timberlands	25,500	$37,850	$31,234
Other	n/a	1,080	167

Total		$38,930	$31,401

      Substantially all of the transactions were completed during the first quarter of each respective year. All property sales completed in 2004 were sold for cash. As consideration for the Maryland Timberlands, we received a 10-year note from a subsidiary of The Conservation Fund in the principal amount of $37.9 million (the “Note”), which is included in “Other assets” in the Condensed Consolidated Balance Sheet.

6.	Earnings Per Share

      The following table sets forth the details of basic and diluted earnings per share (“EPS”):

	Three Months Ended		Six Months Ended
	June 30,		June 30,

Dollars in thousands, except per share amounts	2004	2003	2004	2003

Income (loss) from continuing operations	$(1,629)	$682	$34,630	$27,371
Loss from discontinued operations	—	(413)	—	(325)

Net income (loss)	$(1,629)	$269	$34,630	$27,046

Weighted average common shares outstanding used in basic EPS	43,834	43,717	43,820	43,699
Common shares issuable upon exercise of dilutive stock options, restricted stock awards and performance awards	—	32	119	30

Weighted average common shares outstanding and common share equivalents used in diluted EPS	43,834	43,749	43,939	43,729

Basic and diluted EPS
Income (loss) from continuing operations	$(0.04)	$0.02	$0.79	$0.63
Loss from discontinued operations	—	(0.01)	—	(0.01)

Net income (loss)	$(0.04)	$0.01	$0.79	$0.62

      The following tables set forth the potential common shares outstanding for options to purchase shares of common stock, restricted stock awards and restricted stock units that were outstanding but were not

P. H. GLATFELTER COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

included in the computation of diluted EPS for the period indicated, because their effect would be anti-dilutive.

	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,

In thousands	2004	2003	2004	2003

Potential common shares	2,448	2,048	2,172	2,480

7.	Gain on Insurance Recoveries

      During the first six months of 2004, we reached successful resolution of certain claims under insurance policies related to the Fox River environmental matter. Insurance recoveries included in the results of operations for the first six months of 2004 totaled $25.5 million and were received in cash prior to June 30, 2004.

8.	Stock-based Compensation

      During 2004, 165,680 nonvested RSUs were awarded, under the 1992 Key Employee Long-Term Incentive Plan, to executive officers and other key employees. Under terms of the awards, the RSUs vest based solely on the passage of time on a graded scale over a three-year to five-year period. On the grant date, the RSUs were valued at $1.8 million and were recorded as “Deferred compensation,” a contra-equity account in the accompanying Condensed Consolidated Balance Sheet. Stock-based compensation expense with respect to the RSUs totaled $0.2 million during the first six months of 2004.

9.	Retirement Plans and Other Post-Retirement Benefits

      We have both funded and, with respect to our international operations, unfunded noncontributory defined benefit pension plans covering substantially all of our employees. The benefits are based, in the case of certain plans, on average salary and years of service and, in the case of other plans, on a fixed amount for each year of service. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974. The Company uses a December 31 measurement date for all of its defined benefit plans.

      We also provide certain healthcare benefits to eligible retired employees. These benefits include a comprehensive medical plan for retirees prior to age 65, and fixed supplemental premium payments to retirees over age 65 to help defray the costs of Medicare. The plan is not funded and claims are paid as reported.

P. H. GLATFELTER COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      The following tables set forth information with respect to our defined benefit plans.

	Three Months Ended		Six Months Ended
	June 30,		June 30,

Dollars in millions	2004	2003	2004	2003

Pension Benefits
Service cost	$0.9	$0.8	$1.9	$2.0
Interest cost	4.1	3.9	8.2	8.0
Expected return on plan assets	(9.5)	(9.2)	(19.7)	(19.5)
Amortization of transition assets	(0.2)	(0.3)	(0.5)	(0.6)
Amortization of prior service cost	0.4	0.6	1.1	1.3
Recognized actuarial loss	0.1	0.1	0.2	(0.2)

Net periodic benefit cost (income)	(4.2)	(4.1)	(8.8)	(9.0)
Special termination benefits	0.1	—	0.1	—

Total net periodic benefit (income) cost	$(4.1)	$(4.1)	$(8.7)	$(9.0)

Other Benefits
Service cost	$0.2	$0.2	$0.5	$0.6
Interest cost	0.7	0.5	1.3	1.3
Amortization of prior service cost	(0.2)	(0.2)	(0.4)	(0.3)
Recognized actuarial loss	0.3	0.2	0.6	0.6

Net periodic benefit cost	$1.0	$0.7	$2.0	$2.2

10.	Discontinued Operations

      In July 2003, we sold our Wisches, France subsidiary for approximately $2.0 million and the assumption of approximately $1.1 million of debt owed to us by our subsidiary. At closing we received $1.7 million and the remaining amounts are to be paid in annual installments, the first of which was received in July 2004. This subsidiary is reported as discontinued operations for all periods presented. Prior to the sale, the underlying assets were recorded at the lower of carrying amount or fair value less cost to sell. Revenue included in determining results from discontinued operations totaled $1.3 million and $2.6 million in the first three months and first six months of 2003, respectively. This operation was previously reported in the Engineered Products business unit.

11.	Comprehensive Income

      The following tables sets forth comprehensive income and its components:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

Dollars in thousands	2004	2003	2004	2003

Net income (loss)	$(1,629)	$269	$34,630	$27,046
Foreign currency translation adjustment	(502)	618	(2,998)	1,596

Comprehensive income (loss)	$(2,131)	$887	$31,632	$28,642

P. H. GLATFELTER COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

12.	Inventories

      Inventories, net of reserves, were as follows:

	June 30,	December 31,
Dollars in thousands	2004	2003

Raw materials	$14,116	$15,106
In-process and finished	31,643	32,145
Supplies	24,154	24,318

Total	$69,913	$71,569

13.	Long-Term Debt

      Long-term debt is summarized as follows:

	June 30,	December 31,
Dollars in thousands	2004	2003

Revolving credit facility, due June 2006	$27,528	$64,047
6 7/8% Notes, due July 2007	150,000	150,000
Note payable — SunTrust, due March 2008	34,000	34,000
Other notes, various	794	1,228

Total long-term debt	212,322	249,275
Less current portion	(785)	(806)

Long-term debt, excluding current portion	$211,537	$248,469

      On June 24, 2002, we entered into an unsecured $102.5 million multi-currency revolving credit facility due June 2006, (the “Facility”) with a syndicate of three major banks. An additional $22.5 million was added to the Facility on September 24, 2002 with a fourth major bank. The Facility enables Glatfelter or its subsidiaries to borrow up to the equivalent of $125.0 million in certain currencies. Borrowings can be made for any time period from one day to six months and incur interest based on the domestic prime rate or a Eurocurrency rate, at our option, plus a margin ranging from .525 to 1.05. The margin and a facility fee on the commitment balance are based on the higher of our debt ratings as published by Standard & Poor’s and Moody’s. The Facility requires us to meet certain leverage and interest coverage ratios, with both of which we are in compliance at June 30, 2004.

      On July 22, 1997, we issued $150.0 million principal amount of 6 7/8% Notes due July 15, 2007. Interest on the Notes is payable semiannually on January 15 and July 15. The Notes are redeemable, in whole or in part, at our option at any time at a calculated redemption price plus accrued and unpaid interest to the date of redemption, and constitute unsecured and unsubordinated indebtedness. The net proceeds from the sale of the Notes were used primarily to repay certain short-term unsecured debt and related interest.

      On March 21, 2003, we sold approximately 25,500 acres of timberlands and received as consideration a $37.9 million 10-year interest bearing note receivable from the timberland buyer. We pledged the Note as collateral under a $34.0 million promissory note payable to SunTrust Financial (the “Note Payable”). The Note Payable bears interest at a fixed rate of 3.82% for five years at which time we can elect to renew the obligation.

P. H. GLATFELTER COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      P. H. Glatfelter Company guarantees debt obligations of all its subsidiaries. All such obligations are recorded in these condensed consolidated financial statements.

      At June 30, 2004, we had $4.3 million of letters of credit issued to us by a financial institution. The letters of credit are for the benefit of certain state workers compensation insurance agencies in conjunction with our self-insurance program. No amounts were outstanding under the letters of credit. We bear the credit risk on this amount to the extent that we do not comply with the provisions of certain agreements. The letters of credit do not reduce the amount available under our lines of credit.

14.	Financial Derivatives

      In conjunction with our 2002 refinancing, we entered into a cross-currency swap transaction effective June 24, 2002. Under this transaction, we swapped $70.0 million for approximately €73.0 million, pay interest on the Euro portion of the swap at a floating Eurocurrency Rate, plus applicable margins, and receive interest on the dollar portion of the swap at a floating U.S. Dollar LIBOR, plus applicable margins. The contract matures on June 24, 2006. The cross-currency swap is designed to provide protection from the impact that changes in currency rates have on certain U.S. dollar-denominated inter-company obligations recorded at our subsidiary in Gernsbach, Germany.

      The cross-currency swap is recorded in the Condensed Consolidated Balance Sheets at fair value of $(18.7) and $(22.0) million at June 30, 2004 and December 31, 2003, respectively, under the caption “Other long-term liabilities.” Changes in fair value are recognized in current earnings as “Other income (expenses)” in the Condensed Consolidated Statements of Income. The mark-to-market adjustment was offset by the related remeasurement of the U.S. dollar denominated inter-company obligations.

      The credit risks associated with our financial derivatives are controlled through the evaluation and monitoring of creditworthiness of the counterparties. Although counterparties may expose us to losses in the event of nonperformance, we do not expect such losses, if any, to be significant.

15.	Commitments, Contingencies and Legal Proceedings

Ecusta Division Matters

      In August 2001, pursuant to an acquisition agreement (the “Acquisition Agreement”), we sold the assets of our Ecusta Division to four related entities, consisting of Purico (IOM) Limited, an Isle of Man limited liability company (“Purico”), and RF&Son Inc. (“RF”), RFS US Inc. (“RFS US”) and RFS Ecusta Inc. (“RFS Ecusta”), each of which is a Delaware corporation, (collectively, the “Buyers”). As part of the Acquisition Agreement, the Buyers assumed certain liabilities related to the operation of the Ecusta Division. In July 2002, we received notice from the Buyers’ legal counsel asserting claims for indemnification for certain alleged damages incurred by the Buyers, pursuant to the Acquisition Agreement. During October 2003, the Buyers informed us that the total value of these claims was approximately $3.5 million. We believe that these claims are without merit and intend to vigorously defend our position.

      In August 2002, the Buyers shut down the manufacturing operation of the pulp and paper mill in Pisgah Forest, North Carolina, which was the most significant operation of the Ecusta Division. On October 23, 2002, RFS Ecusta and RFS US filed for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code. During the fourth quarter of 2002, in accordance with the provisions of the Acquisition Agreement, we notified the Buyers of third party claims (“Third Party Claims”) made against us for which we are seeking indemnification from the Buyers. The Third Party Claims primarily relate to certain post-retirement benefits, workers compensation claims and vendor payables.

P. H. GLATFELTER COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      Effective August 8, 2003, the assets of RFS Ecusta and RFS US, which substantially consist of the pulp and paper mill and related real property, were sold to an unrelated third party (the “New Buyer”). We understand the New Buyer’s business plan was to continue certain mill-related operations and to convert portions of the mill site into a business park.

      Beginning in April 2003, governmental authorities, including the North Carolina Department of Environment and Natural Resources (“NCDENR”), initiated discussions with us and the New Buyer regarding, among other environmental issues, certain potential landfill closure liabilities (“Landfill Closure Costs”) associated with the Ecusta mill and its properties. The discussions focused on NCDENR’s desire to establish a plan and secure financial resources to close three landfills located at the Ecusta facility and to address other environmental matters at the facility. During the third quarter of 2003, the discussions ended with NCDENR’s conclusion to hold us responsible for the closure of the landfills. We intend to pursue reimbursement for any such Landfill Closure Costs from the Buyers under the indemnification provisions of the Acquisition Agreement.

      Based on our analysis of currently available information and our landfill closure experience, we estimate the Landfill Closure Costs will total approximately $7.6 million. During 2003, we established a reserve in this amount through charges to our results of operations. As of June 30, 2004, our reserve for Landfill Closure Costs declined to $7.5 million, reflecting costs incurred to date.

      In addition to Landfill Closure Costs, prior to 2003 we had recorded liabilities for Third Party Claims, primarily related to certain post-retirement benefits, workers compensation claims and vendor payables, totaling approximately $2.3 million. We intend to pursue reimbursement for any Third Party Claims from the Buyers under the indemnification provisions of the Acquisition Agreement.

      We continue to believe the Buyers are responsible for the Landfill Closure Costs and the Third Party Claims, and believe we have a strong legal basis to seek indemnification. We intend to pursue appropriate avenues to enforce the provisions of the Acquisition Agreement.

      The governmental authorities are continuing to monitor the environmental conditions at the Ecusta mill. We are uncertain as to what additional Ecusta-related claims, including environmental matters, if any, may be asserted against us. We believe that the New Buyer continues to have discussions with the governmental authorities concerning certain other environmental related matters at the former Ecusta facility. The likelihood and extent of potential claims against us could be mitigated by the successful execution of the New Buyer’s business plan. Should any claims be made against us, we would seek indemnification therefore to the extent possible in accordance with the terms of the Acquisition Agreement. We cannot ascertain at this time what additional impact, if any, these matters will have on our consolidated financial position and/or results of operations, and no amounts with respect thereto have been recorded.

Environmental Matters

      We are subject to loss contingencies resulting from regulation by various federal, state, local and foreign governmental authorities with respect to the environmental impact of our mills. To comply with environmental laws and regulations, we have incurred substantial capital and operating expenditures in past years. We anticipate that environmental regulation of our operations will continue to become more burdensome and that capital and operating expenditures necessary to comply with environmental regulations will continue, and perhaps increase, in the future. In addition, we may incur obligations to remove or mitigate any adverse effects on the environment resulting from our operations, including the restoration of natural resources and liability for personal injury and for damages to property and natural resources. Because environmental regulations are not consistent worldwide, our ability to compete in the

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world marketplace may be adversely affected by capital and operating expenditures required for environmental compliance.

      Spring Grove, Pennsylvania We are subject to the “Cluster Rule,” a 1998 federal regulation in which the United States Environmental Protection Agency (“EPA”) aims to regulate air and water emissions from certain pulp and paper mills, including kraft pulp mills, such as our Spring Grove facility. Issued under both the Clean Air Act and the Clean Water Act, the Cluster Rule establishes baseline emissions limits for toxic and conventional pollutant releases to both water and air.

      We undertook an initiative at our Spring Grove facility under the Voluntary Advanced Technical Incentive Program set forth by the EPA in the Cluster Rule. This initiative, the “New Century Project,” required capital expenditures of approximately $36 million, substantially all of which were made prior to 2004. The New Century Project included improvements in brownstock washing, installation of an oxygen delignification bleaching process, 100% chlorine dioxide substitution, and a hardwood ozone bleaching system.

      In 1999, the Pennsylvania DEP issued to us a Notice of Violation (“NOV”) alleging violations of air pollution control laws primarily for purportedly failing to obtain appropriate pre-construction air quality permits in conjunction with the installation of a turbine generator at our Spring Grove facility.

      The Pennsylvania DEP’s NOV pertained to a modification for which we did not receive a pre-construction permit. We conducted an evaluation at the time of this modification and determined that the pre-construction permit cited by the Pennsylvania DEP was not required. We have been informed that the Pennsylvania DEP will seek substantial emissions reductions, as well as civil penalties, to which we believe we have meritorious defenses. We are also in discussions with the Pennsylvania DEP and, based on these discussions, we do not expect that the resolution of these matters will have a material impact on our consolidated financial position or results of operations. We are unable to predict whether we will be successful in these discussions or whether our defenses would prevail in litigation. Should the Pennsylvania DEP obtain a judgment against us regarding these matters, it could be material to our consolidated financial position and our results of operations.

      Neenah, Wisconsin We have previously reported with respect to potential environmental claims arising out of the presence of polychlorinated biphenyls (“PCBs”) in sediments in the lower Fox River and in the Bay of Green Bay, downstream of our Neenah, Wisconsin facility. We acquired the Neenah facility in 1979 as part of the acquisition of the Bergstrom Paper Company. In part, this facility used wastepaper as a source of fiber. At no time did the Neenah facility utilize PCBs in the pulp and paper making process, but discharges from the facility containing PCBs from wastepaper may have occurred from 1954 to the late 1970s. Any PCBs that the Neenah facility discharged into the Fox River resulted from the presence of NCR®-brand carbonless copy paper in the wastepaper that was received from others and recycled.

      As described below, various state and federal governmental agencies have formally notified nine potentially responsible parties (“PRPs”), including us, that they are potentially responsible for response costs and “natural resource damages” (“NRDs”) arising from PCB contamination in the lower Fox River and in the Bay of Green Bay, under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and other statutes. The other identified PRPs are NCR Corporation, Appleton Papers Inc., Georgia Pacific Corp. (formerly Fort Howard Corp. and Fort James), WTM I Co. (a subsidiary of Chesapeake Corp.), Riverside Paper Corporation, U.S. Paper Mills Corp. (a subsidiary of Sonoco Products Company), Sonoco Products Company, and Menasha Corporation.

      CERCLA establishes a two-part liability structure that makes responsible parties liable for (1) “response costs” associated with the remediation of a release of hazardous substances and (2) NRDs

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related to that release. Courts have interpreted CERCLA to impose joint and several liabilities on responsible parties for response costs, subject to equitable allocation in certain instances. Prior to a final settlement by all responsible parties and the final cleanup of the contamination, uncertainty regarding the application of such liability will persist.

      The areas of the lower Fox River and in the Bay of Green Bay in which the contamination exists are commonly referred to as Operable Unit 1 (“OU1”), which consists of Little Lake Butte des Morts, the portion of the river that is closest to our Neenah facility, Operable Unit 2 (“OU2”) which is the portion of the river between dams at Appleton and Little Rapids and Operable Units 3 through 5 (“OU3–5”), an area approximately 20 miles downstream of our Neenah facility.

      The following summarizes the status of our potential exposure:

Response Actions

      OU1 and OU2 On January 7, 2003, the Wisconsin Department of Natural Resources (the “Wisconsin DNR”) and EPA issued a Record of Decision (“ROD”) for the cleanup of OU1 and OU2. Subject to extenuating circumstances and alternative solutions arising during the cleanup, the ROD requires the removal of approximately 784,000 cubic yards of sediment from OU1 and no active remediation of OU2. The ROD also requires the monitoring of the two operable units. Wisconsin DNR and EPA estimate that the remedy for these two reaches will cost approximately $75 million but could cost within a range from approximately $52 million to $112 million.

      On July 1, 2003, WTM I entered into an Administrative Order on Consent (“AOC”) with EPA and the Wisconsin DNR regarding the implementation of the Remedial Design for OU1.

      On October 1, 2003, the U.S. Department of Justice lodged a consent decree regarding OU1 (“the OU1 Consent Decree”) with the U.S. District Court for the Eastern District of Wisconsin. In the first quarter of 2004, the United States District Court for the Eastern District of Wisconsin entered the OU1 Consent Decree. Under terms of the OU1 Consent Decree, Glatfelter and WTM I each agreed to pay approximately $27 million. This includes $25.5 million from each to be escrowed to fund response work associated with remedial actions specified in the ROD. In addition, EPA agreed to take steps to place $10 million from another source into escrow for the OU1 cleanup. The response work will be managed and/ or performed by Glatfelter and WTM I, with governmental oversight, and funded by the amounts placed into escrow. Based on information currently available to us, we believe the required remedial actions can be completed with the amount of monies agreed upon under the Consent Decree. If the Consent Decree is terminated due to a insufficiency of escrow funds, Glatfelter and WTM I each remain potentially responsible for the costs necessary to complete the remedial actions.

      The terms of the OU1 Consent Decree include provisions to be followed should the escrow account be depleted prior to completion of the response work. In this event, each company would be notified and be provided an opportunity to contribute additional funds to the escrow account and thereby to preserve the OU1 Consent Decree. Should the OU1 Consent Decree be terminated for this reason, each company would lose the protections contained in the settlement and the governments may turn to one or both parties for the completion of OU1 clean up. In such a situation, the governments may also seek response work from a third party, or perform the work themselves and seek response costs from any of the identified PRPs, including Glatfelter.

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      The following table sets forth payments made by us pursuant to the terms of the OU1 Consent Decree:

Dollars in thousands	Amount

Payment for:
Remediation activities	$25,000
NRD and NRD assessment	1,650
Past Costs	375

Total	$27,025

      During the first six months of 2004, pursuant to the terms of the OU1 Consent Decree, we transferred approximately $26.3 million to an escrow account at a financial institution. The terms of the OU1 Consent Decree and the underlying escrow agreement restrict the use of the funds to qualifying remediation activities or restoration activities at the lower Fox River. At June 30, 2004, $3.0 million is recorded in the accompanying Condensed Consolidated Balance Sheet under the caption “Prepaid expenses and other current assets” and $23.3 million is included under the caption “Other assets.”

      The OU1 Consent Decree required that each company pay the governments $375,000 for past response costs. These payments were made in return for credit to be applied toward each settling company’s potential liability for governmental response costs associated with the entire river. The OU1 Consent Decree also required the companies to pay certain NRD-related amounts, which are discussed below.

      OU3-5 On July 28, 2003, the EPA and the Wisconsin DNR issued a ROD (the “Second ROD”) for the cleanup of OU3-5. The Second ROD calls for the removal of 6.5 million cubic yards of sediment and certain monitoring at an estimated cost of $324.4 million but could, according to the Second ROD, cost within a range from approximately $227.0 million to $486.6 million. The most significant component of the estimated costs is attributable to large-scale sediment removal by dredging.

      During the first quarter of 2004, NCR Corp. and Georgia Pacific Corp. entered into an AOC with the United States Environmental Protection Agency under which they agreed to perform the Remedial Design for OU3-5, thereby accomplishing a first step towards remediation.

      We do not believe that we have more than a de minimis share of any equitable distribution of responsibility for OU3-5 after taking into account the location of our Neenah facility relative to the site and considering other work or funds committed or expended by us. However, uncertainty regarding responsibilities for the cleanup of these sites continues due to disagreement over a fair allocation or apportionment of responsibility.

Natural Resource Damages

      The ROD and Second ROD do not place any value on claims for NRDs associated with this matter. As noted above, NRD claims are distinct from costs related to the primary remediation of a Superfund site. Calculating the value of NRD claims is difficult, especially in the absence of a completed remedy for the underlying contamination. The State of Wisconsin, the United States Fish and Wildlife Service (“FWS”), the National Oceanic and Atmospheric Administration (“NOAA”), four Indian tribes and the Michigan Attorney General have asserted that they possess NRD claims related to the lower Fox River and the Bay of Green Bay.

      In June 1994, FWS notified the then identified PRPs that it considered them potentially responsible for NRDs. The federal, tribal and Michigan agencies claiming to be NRD trustees have proceeded with

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the preparation of an NRD assessment. While the final assessment has yet to be completed, the federal trustees released a plan on October 25, 2000 that values their NRDs for injured natural resources between $176 million and $333 million. We believe that the federal NRD assessment is technically and procedurally flawed. We also believe that the NRD claims alleged by the various alleged trustees are legally and factually without merit.

      On March 19, 2004, the U.S. District Court for the Eastern District of Wisconsin entered a consent decree among the United States, the State of Wisconsin and the Fort James Operating Company (“Fort James”). The consent decree resolves certain outstanding claims, primarily NRD claims, against Fort James and a related entity. Under the terms of the consent decree, Fort James would pay $6.2 million in cash to the United States and the State of Wisconsin in settlement of various claims related to NRDs and cost recovery related to dredging of sediments at Deposits 56/57 (downstream from OU1 and OU2). Fort James also agrees to convey 1,063 acres of land to the State and to perform delineated NRD “restoration” projects at a cost of up to $3.9 million.

      Because the factual and legal justification the plaintiffs provided for the settlement is both vague and specific to the Fort James situation, and because the court’s decision entering the decree is similarly situation specific, we are not able to extrapolate an estimated settlement amount for Glatfelter from the Fort James consent decree.

      The OU1 Consent Decree required that Glatfelter and WTM I each pay the governments $1.5 million for NRDs for the Fox River site, and $150,000 for NRD assessment costs. Each of these payments was made in return for credit to be applied toward each settling company’s potential liability for NRDs associated with the entire river.

Other Information

      The Wisconsin DNR and FWS have published studies, the latter in draft form, estimating the amount of PCBs discharged by each identified PRP to the lower Fox River and the Bay of Green Bay. These reports estimate our Neenah facility’s share of the volumetric discharge to be as high as 27%. We do not believe the volumetric estimates used in these studies are accurate because the studies themselves disclose that they are not accurate and are based on assumptions for which there exists no evidence. We believe that our volumetric contribution is significantly lower than the estimates. Further, we do not believe that a volumetric allocation would constitute an equitable distribution of the potential liability for the contamination. Other factors, such as the location of contamination, location of discharge and a party’s role in causing discharge must be considered in order for the allocation to be equitable.

      We have entered into interim cost-sharing agreements with four of the other PRPs, pursuant to which such PRPs have agreed to share both defense costs and costs for scientific studies relating to PCBs discharged into the lower Fox River. These interim cost-sharing agreements have no bearing on the final allocation of costs related to this matter. Based upon our evaluation of the magnitude, nature and location of the various discharges of PCBs to the river and the relationship of those discharges to identified contamination, we believe our share of any liability among the identified PRPs is much less than our per capita share of the cost sharing agreement.

      We also believe that there exist additional potentially responsible parties other than the identified PRPs. For instance, certain of the identified PRPs discharged their wastewater through public wastewater treatment facilities, which we believe makes the owners of such facilities potentially responsible in this matter. We also believe that entities providing wastepaper containing PCBs to each of the recycling mills are also potentially responsible for this matter.

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      We believe the OU1 Consent Decree is a significant milestone in our continuing negotiations to resolve any exposure we may have with regard to the Fox River site and that the agreement provides further clarity on the financial commitment that may be required of us. Notwithstanding these developments, the OU1 Consent Decree does not completely resolve our potential liability related to the Fox River site. We continue to believe that this matter may result in litigation, but cannot predict the timing, nature, extent or magnitude of such litigation. We currently are unable to predict our ultimate cost related to this matter.

      Reserves for Environmental Liabilities We have reserves for environmental liabilities with contractual obligations and for those environmental matters for which it is probable that a claim will be made, that an obligation may exist and for which the amount of the obligation is reasonably estimable. The following table summarizes information with respect to such reserves as of June 30, 2004 and December 31, 2003.

	June 30,	December 31,
Dollars in millions	2004	2003

Recorded as:
Environmental liabilities	$3.5	$27.0
Other long-term liabilities	25.2	2.4

Total	$28.7	$29.4

      The classification of our environmental liabilities is based on the development of the underlying remediation plan and execution of the related escrow agreement for the funding thereof. The reserve balance declined as a result of payments associated with the OU1 Consent Decree and items related to the Fox River matter. We did not record charges to our results of operations during 2004 or 2003 related to these matters.

      Other than with respect to the OU1 Consent Decree, the amount and timing of future expenditures for environmental compliance, cleanup, remediation and personal injury, NRDs and property damage liabilities cannot be ascertained with any certainty due to, among other things, the unknown extent and nature of any contamination, the extent and timing of any technological advances for pollution abatement, the response actions that may be required, the availability of qualified remediation contractors, equipment and landfill space and the number and financial resources of any other parties.

      Range of Reasonably Possible Outcomes — Neenah, Wisconsin Based on currently available information, we believe that the remediation of OU1 will be satisfactorily completed for the amounts expected to be committed under the OU1 Consent Decree. The OU1 Consent Decree does not address response costs necessary to remediate the remainder of the Fox River site and only addresses NRDs and claims for reimbursement of government expenses to a limited extent. Due to judicial interpretations that find CERCLA imposes joint and several liability, uncertainty persists regarding our exposure with respect to the remainder of the Fox River site.

      Based on analysis of currently available information and experience regarding the cleanup of hazardous substances, we believe that it is reasonably possible that our costs associated with the lower Fox River and the Bay of Green Bay may exceed current reserves by amounts that may prove to be insignificant or that could range, in the aggregate, up to approximately $125 million, over a period that is undeterminable but could range beyond 20 years. We believe that the likelihood of an outcome in the upper end of the monetary range is significantly less than other possible outcomes within the range and that the possibility of an outcome in excess of the upper end of the monetary range is remote.

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      In our estimate of the upper end of the range, we have considered: (i) the remedial actions agreed to in the OU1 Consent Decree and our belief that the required actions can be accomplished with the funds to be escrowed under the OU1 Consent Decree; and (ii) no active remediation of OU2. We have also assumed dredging for the remainder of the River and the Bay of Green Bay, as set forth in the Second ROD, although at a significantly higher cost than estimated in the Second ROD. We have also assumed our share of the ultimate liability to be 18%, which is significantly higher than we believe is appropriate or than we will incur and a level of NRD claims and claims for reimbursement of expenses from other parties that, although reasonably possible, is unlikely.

      In estimating both our current reserves for environmental remediation and other environmental liabilities and the possible range of additional costs, we have not assumed that we will bear the entire cost of remediation and damages to the exclusion of other known PRPs who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account, generally based on their financial condition and probable contribution. Our evaluation of the other PRPs’ financial condition included the review of publicly disclosed financial information. Furthermore, we believe certain of these PRPs have corporate or contractual relationships with additional entities that may shift monetary obligations arising from the lower Fox River and Bay of Green Bay. The relative probable contribution is based upon our knowledge that at least two PRPs manufactured the paper and arranged for the disposal of the wastepaper that included the PCBs and as such, in our opinion, bear a higher level of responsibility.

      In addition, our assessment is based upon the magnitude, nature and location of the various discharges of PCBs to the river and the relationship of those discharges to identified contamination. We have also considered that over a number of years, certain facilities were under the ownership of large multinational companies that appear to retain some liability for this matter. We continue to evaluate our exposure and the level of our reserves, including, but not limited to, our potential share of the costs and NRDs, if any, associated with the lower Fox River and the Bay of Green Bay.

      We believe that we are insured against certain losses related to the lower Fox River and the Bay of Green Bay, depending on the nature and amount of the losses. On July 30, 2003, we filed a Complaint in the Circuit Court for the County of Milwaukee, Wisconsin, against our insurers, seeking damages for breach of contract and declaratory relief related to such losses. One of the insurers that is a defendant in our Wisconsin litigation has filed a counter-suit against us in the U.S. District Court for the Middle District of Pennsylvania. The filing of our lawsuit followed the issuance of a Wisconsin Supreme Court opinion regarding environmental coverage issues that is favorable to policyholders. During the first six months of 2004, we reached successful resolution of certain claims under insurance policies related to the Fox River environmental matter. Insurance recoveries included in the results of operations for the first six months of 2004 totaled $25.5 million and were fully received in cash prior to June 30, 2004.

      Summary Our current assessment is that we should be able to manage these environmental matters without a long-term, material adverse impact on the Company. These matters could, however, at any particular time or for any particular year or years, have a material adverse effect on our consolidated financial position, liquidity and/or results of operations or could result in a default under our loan covenants. Moreover, there can be no assurance that our reserves will be adequate to provide for future obligations related to these matters, that our share of costs and/or damages for these matters will not exceed our available resources, or that such obligations will not have a long-term, material adverse effect on our consolidated financial position, liquidity or results of operations. With regard to the lower Fox River and the Bay of Green Bay, if we are not successful in managing the implementation of the OU1 Consent Decree and/or if we are ordered to implement the remedy proposed in the Second ROD, such developments would have a material adverse effect on our consolidated financial position, liquidity and results of operations and may result in a default under our loan covenants.

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      We are also involved in other lawsuits that are ordinary and incidental to our business. The ultimate outcome of these lawsuits cannot be predicted with certainty; however, we do not expect that such lawsuits in the aggregate or individually will have a material adverse effect on our consolidated financial position, liquidity or results of operations.

16.	Segment Information

      We manage our organization along separate business units: Engineered Products, Long-Fiber & Overlay Papers, and Printing & Converting Papers, as well as Tobacco Papers, which are sold pursuant to a supply agreement that expires in mid-2004. Effective January 1, 2004, we implemented organizational changes and as a result we realigned and reclassified the presentation of certain product offerings of the business units. The following segment data for prior periods has been restated to give effect to the further refinement of our organizational structure discussed above.

      The following tables set forth our operating profit (loss) by business unit and the composition of consolidated income from continuing operations before income taxes:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

Dollars in millions	2004	2003	2004	2003

Business Unit
Engineered Products	$(2.8)	$(2.2)	$(3.3)	$1.0
Long Fiber & Overlay Papers	3.1	2.3	6.9	7.3
Printing & Converting Papers	(6.9)	(1.8)	(11.3)	(0.7)
Tobacco Papers	(0.1)	(1.6)	(0.2)	(2.8)

Total Business Unit	(6.7)	(3.3)	(7.9)	4.8
Energy sales, net	2.9	2.8	5.3	5.0
Pension income, net	4.2	4.1	8.7	9.0
Restructuring charge	(0.9)	—	(0.9)	—
Gain on dispositions of plant, equipment and timberlands	0.4	0.8	33.4	31.4
Gain on insurance recoveries	0.3	—	25.5	—

Total operating income	0.2	4.4	64.1	50.2
Interest expense	(3.3)	(3.7)	(6.7)	(7.1)
Other income (expense), net	0.2	0.4	0.8	(0.3)

Income (loss) from continuing operations before income taxes	$(2.9)	$1.1	$58.2	$42.8

      Results of individual business units are presented based on our management accounting practices and management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to accounting principles generally accepted in the United States of America; therefore, the financial results of individual business units are not necessarily comparable with similar information for any other company. The management accounting process uses assumptions and allocations to measure performance of the business units. Methodologies are refined from time to time as management accounting practices are enhanced and businesses change. Costs to produce products sold are allocated to the respective business unit based on standard costs and a proportion of manufacturing variances. The costs incurred by support areas not directly aligned with a business unit are allocated

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primarily based on an estimated utilization of support area services. Assets are not allocated to the business units for management reporting purposes and accordingly, are not presented herein.

      Management evaluates results of operations before energy sales, non-cash pension income, restructuring related charges, unusual items and effects of asset disposition because it believes this is a more meaningful representation of the operating performance of its core papermaking businesses, the profitability of business units and the extent of cash flow generated from core operations. This presentation is closely aligned with the management and operating structure of our Company. It is also on this basis that the Company’s performance is evaluated internally and by the Company’s Board of Directors.

      The following tables set forth information with respect to net sales for each business unit:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

Dollars in millions	2004	2003	2004	2003

Business Unit
Engineered Products	$27.4	$26.8	$55.1	$51.9
Long Fiber & Overlay Papers	48.5	37.7	97.3	79.7
Printing & Converting Papers	52.8	62.8	107.9	134.0
Tobacco Papers	0.3	2.3	0.8	6.3

Total	$129.0	$129.6	$261.1	$271.9

17.	Subsequent Event

      On August 6, 2004, we received insurance proceeds totaling $7.3 million relating to recoveries for various environmental liabilities incurred by us associated with the Lower Fox River and Bay of Green Bay in Wisconsin. This recovery will be recorded in our results of operations for the third quarter of 2004.